OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF

GENENCOR INTERNATIONAL, INC.

AT $19.25 PER SHARE

BY DH SUBSIDIARY INC.

A WHOLLY-OWNED INDIRECT SUBSIDIARY OF

DANISCO A/S

The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on March 16, 2005, unless the offer is extended.

The offer set forth in this Offer to Purchase is conditioned upon, among other things, there being validly tendered in the offer and not withdrawn prior to the expiration of the offer that number of shares of common stock of Genencor International, Inc. which represents a majority of the outstanding shares, excluding shares held by Danisco A/S and its affiliates, shares held by Eastman Chemical Company and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates (the "Majority of the Minority Condition"). See "The Tender Offer - Certain Conditions of the Offer."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

IMPORTANT

Stockholders desiring to tender all or any portion of their shares should do one of the following, as applicable: (1) complete and sign the enclosed letter of transmittal and enclose all the documents required by it and its instructions, including your share certificates and any required signature guarantees, and mail or deliver them to the Depositary at the address listed on the back cover of this document; (2) follow the procedure for book-entry transfer of shares set forth in "The Tender Offer - Procedure for Tendering Shares"; or (3) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Stockholders having shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender those shares.

A stockholder who desires to tender shares and whose certificates for such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedures for guaranteed delivery set forth in "The Tender Offer - Procedure for Tendering Shares."

Questions and requests for assistance may be directed to the information agent or to the dealer manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the letter of transmittal may be directed to Mellon Investor Services LLC, the information agent for the offer, by calling 800-550-8475.

THE DEALER MANAGER FOR THE OFFER IS:

DEUTSCHE BANK SECURITIES INC.

The date of this Offer to Purchase is February 15, 2005.

SUMMARY TERM SHEET

This summary highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the Offer (as defined below) described in this document and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase, the annexes to this Offer to Purchase, documents incorporated by reference or otherwise referred to herein and the related letter of transmittal. Section and heading references are included to direct you to a more complete description of the topics contained in this summary.

•	Danisco A/S, one of the world's largest producers of food ingredients, has formed a new subsidiary, DH Subsidiary Inc., to acquire all of the outstanding shares of common stock of Genencor International, Inc. In this Offer to Purchase, "we" means Danisco and its subsidiaries collectively, and we sometimes refer to DH Subsidiary Inc. as "Acquisition Sub."

•	Acquisition Sub is proposing to acquire all of the outstanding shares of common stock of Genencor not owned by us at a price of $19.25 per share, subject to the terms and conditions set forth in this Offer to Purchase and the related letter of transmittal (the "Offer"). See "The Tender Offer - Terms of the Offer."

•	Acquisition Sub is making the Offer pursuant to an Acquisition Agreement dated January 27, 2005 among Danisco, Acquisition Sub and Genencor. The Acquisition Agreement specifies, among other things, the terms and conditions of the Offer. As agreed under the Acquisition Agreement, the board of directors of Genencor, following the recommendation of a special committee comprised solely of independent directors, has determined that the Offer is fair to the holders of shares of Genencor common stock who are not affiliated with Danisco or Eastman Chemical Company, and has recommended that those unaffiliated stockholders tender their shares into the Offer. Our nominees on the board of directors of Genencor did not vote on this matter, and the vote of the remaining seven members was unanimous. See "Special Factors - Certain Agreements Relating to the Offer and the Merger."

•	We currently own 25 million shares of Genencor common stock, or approximately 41.6% of the issued and outstanding shares. On a fully diluted basis, we would own approximately 40.0% of the shares of Genencor common stock. For this purpose, fully diluted assumes exercise of all vested, in-the-money options and other awards outstanding under the stock award plans of Genencor. See "Special Factors - Security Ownership of Certain Beneficial Owners."

•	Danisco and Acquisition Sub have entered into a Stock Purchase Agreement dated January 27, 2005 with Eastman Chemical Company under which Danisco has agreed to buy from Eastman an additional 25 million shares of common stock and 485 shares of Series A Preferred Stock, no par value, of Genencor. Closing under the Stock Purchase Agreement will occur promptly following the date that we accept for payment any shares tendered pursuant to the Offer. See "Special Factors - Certain Agreements Relating to the Offer and the Merger."

•	The Offer is conditioned on, among other things, there being validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of shares of Genencor common stock which represents a majority of the outstanding shares, excluding shares held by us and our affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates. We sometimes refer to this condition to the Offer as the "Majority of the Minority Condition." See "The Tender Offer - Certain Conditions of the Offer."

•	We may waive any of the conditions of the Offer, except the Majority of the Minority Condition, by issuing and filing a press release in accordance with the terms of the Acquisition Agreement and the rules of the Securities and Exchange Commission. See "The Tender Offer - Certain Conditions of the Offer."

•	If the Offer is consummated, the Acquisition Agreement requires and empowers us to effect a merger of Acquisition Sub into Genencor. Depending on the results of the Offer, and also depending on how we choose to exercise certain rights under the Acquisition Agreement, we will effect the merger in one of three ways:

•	If the Offer is consummated and we own at least 90% of the outstanding shares of Genencor common stock, Acquisition Sub will effect a merger between Genencor and Acquisition Sub under the "short form" merger provisions of the Delaware General Corporation Law. Under Section 253 of the Delaware General Corporation Law, Acquisition Sub may effect a "short form" merger without the affirmative vote of, or prior notice to, Genencor's board of directors or stockholders if it owns at least 90% of the shares of each class of Genencor stock otherwise entitled to vote on the merger. See "Special Factors - The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger."

•	If the Offer is consummated but we own less than 90% of the outstanding shares of common stock of Genencor, Danisco may exercise its option under the Acquisition Agreement to acquire a number of Shares, at the offer price of $19.25, in exchange for cash or (at the election of Danisco) a promissory note of Danisco, so that immediately after exercising the option we will have a sufficient number of shares to effect a "short form" merger. See "The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger."

•	If the Offer is consummated but we own less than 90% of the outstanding shares of common stock of Genencor, and Danisco elects not to exercise the option described above, Genencor will call a special meeting of its stockholders and we will vote our shares of Genencor common stock to effect the merger.

See "The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger."

•	This is a "going private" transaction. As a result of the merger:

•	We will become the sole stockholder of Genencor.

•	Genencor's current stockholders who shall not have sold their shares in the Offer (other than us) will be entitled to the same amount as the offer price, $19.25 per share in cash.

•	Genencor's current stockholders other than us will no longer have any interest in Genencor's future earnings or growth.

•	Genencor will no longer be a public company, and its financial statements will no longer be publicly available.

•	Genencor common stock will no longer trade on the Nasdaq National Market.

See "The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger."

•	Genencor stockholders who tender their shares of Genencor common stock in the Offer will not be entitled to a judicial appraisal of the fair value of their shares under Delaware law. However, those stockholders who tender will receive cash for their shares sooner than stockholders who wait for the merger. If the Offer is completed, any stockholders who do not tender their shares may exercise appraisal rights in accordance with Section 262 of the Delaware General Corporation Law following notice of the merger. See "Special Factors - Appraisal Rights" for more information regarding appraisal rights.

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER

The following are some of the questions you, as a stockholder of Genencor, may have, and our answers to those questions. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares?

Danisco A/S, one of the world's largest producers of food ingredients, has formed a new subsidiary, DH Subsidiary Inc., to acquire all of the outstanding shares of common stock of Genencor International Inc. In this Offer to Purchase, "we" means Danisco and its subsidiaries collectively, and we sometimes refer to DH Subsidiary Inc. as "Acquisition Sub." See "The Tender Offer - Terms of the Offer."

How much are you offering to pay and in what form of payment?

Acquisition Sub is offering to pay $19.25, net to you in cash without interest thereon, for each share of Genencor common stock. See "The Tender Offer - Terms of the Offer."

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "The Tender Offer - Terms of the Offer."

Do you have the financial resources to make payment?

Danisco will provide Acquisition Sub with sufficient funds to purchase all shares validly tendered, and not withdrawn, in the Offer and to provide funding for the merger which is expected to follow the successful completion of the Offer. To provide those funds, Danisco will borrow under a credit facility for which Danisco already has a commitment. See "The Tender Offer - Source and Amount of Funds."

Is your financial condition relevant to my decision to tender in the Offer?

The Offer is not subject to any financing condition. Because the form of payment consists solely of cash and all of the funding that will be needed will come from a credit facility for which Danisco already has a commitment, we do not believe our financial condition is relevant to your decision as to whether to tender your shares in the Offer. Danisco will provide Acquisition Sub with the funds necessary to consummate the Offer, consummate the Stock Purchase Agreement with Eastman, and consummate the merger of Acquisition Sub into Genencor following the Offer. See "The Tender Offer - Source and Amount of Funds."

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 5:00 p.m., New York City time, on March 16, 2005, to decide whether to tender your shares of Genencor common stock in the Offer. See "The Tender Offer - Procedure for Tendering Shares."

Can the Offer be extended and under what circumstances?

We have the right to extend the Offering Period for successive periods of up to 10 business days up to (but not beyond) May 31, 2005. In addition, Genencor has the right under the Acquisition Agreement to cause us to extend the offering period for successive periods of up to 10 business days up to, but not beyond, May 31, 2005. During any such extension of the offering period, all shares of Genencor common stock previously tendered and not withdrawn will remain subject to the terms of the Offer, including the right of a tendering stockholder to withdraw such stockholder's shares. See "The Tender Offer - Terms of the Offer."

Will there be a subsequent offering period?

We may elect to provide a subsequent offering period of at least three business days, during which time stockholders whose shares of Genencor common stock have not been accepted for payment may tender, but not withdraw, their shares of Genencor common stock and receive the Offer consideration. We are not permitted under the federal securities laws to provide a subsequent offering period of more than 20 business days. All conditions of the Offer must be waived (except the Majority of the Minority Condition, which may not be waived) or satisfied prior to the commencement of any subsequent offering period. See "The Tender Offer - Terms of the Offer" and "The Tender Offer - Rights of Withdrawal."

How will I be notified if the Offer is extended or a subsequent offering period is provided?

We will notify you by giving written notice of such extension to Genencor and issuing a press release announcing the extension in accordance with applicable rules of the Securities and Exchange Commission. See "The Tender Offer - Terms of the Offer."

How do I tender my shares?

To tender your shares of Genencor common stock, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to Deutsche Bank Trust Company Americas, the depositary for the Offer, not later than the time the Offer expires. If your shares are held in street name, the shares can be tendered by your nominee through the depositary. If you cannot deliver a required item to the depositary prior to the expiration of the Offer, you may be able to obtain extra time to do so by having a broker, a bank or other fiduciary which is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three Nasdaq trading days. However, the depositary must receive the missing items within that three Nasdaq trading day period or your shares will not be validly tendered. See "The Tender Offer - Procedure for Tendering Shares."

How do I withdraw previously tendered shares?

To withdraw your shares of Genencor common stock, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary, while you still have the right to withdraw the shares. See "The Tender Offer - Withdrawal Rights."

Until what time may I withdraw shares that I have tendered?

If you tender your shares of Genencor common stock, then you may withdraw them at any time until the Offer has expired. See "The Tender Offer - Rights of Withdrawal."

Why are you making this offer?

We have a longstanding interest in industrial enzymes. When we acquired a 50% interest in Genencor in 1999, this interest in industrial enzymes was renewed, but we were not able to agree with Eastman, which at the time was the other 50% holder, on a valuation of Genencor whereby one of us could buy out the other's interest. We have a substantial and longstanding investment in Genencor, and Genencor has positive cash flow. However, because Genencor has paid no dividends on its common stock since 1998 and has never paid dividends on its Series A preferred stock, we have not received any cash from our investment in Genencor.

Under a Stockholder Agreement with Genencor and Eastman, we have registration rights that would enable us, subject to certain conditions, to sell a portion of the shares of Genencor common stock that we hold in one or more public offerings. We have in the past considered and rejected that possibility, primarily because we projected that the announcement of such a public offering would depress the market price of the shares, and that the offering price in such a transaction would be at a discount of approximately 15-20% to that depressed market price.

v

More recently, we decided to extend our strategic scope to pursue other business opportunities in food processing and certain non-food applications, we began to view Genencor as such an opportunity, and we began having conversations with Genencor, as well as its other significant stockholder Eastman, about an acquisition of Genencor.

The purpose of the Offer is for Acquisition Sub to acquire for cash as many shares of Genencor common stock as necessary for us, after consummation of the Stock Purchase Agreement with Eastman, to own at least 90% of the issued and outstanding shares, as a first step in acquiring all of the equity interests in Genencor not owned by us. The acquisition of shares has been structured as a cash tender offer and if successful, will be followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Genencor from its public stockholders to us and provide Genencor stockholders with cash for all of their shares as promptly as practicable.

Promptly after Acquisition Sub accepts shares of Genencor common stock in the Offer, Acquisition Sub will acquire 25 million shares of common stock and 485 shares of Series A preferred stock of Genencor from Eastman under the Stock Purchase Agreement, and will acquire the 25 million shares of common stock and 485 shares of Series A preferred stock of Genencor that we presently hold in another subsidiary. Under the DGCL, once Acquisition Sub owns at least 90% of all the classes of Genencor capital stock otherwise entitled to vote on the merger, Acquisition Sub could effect the merger without a vote of or prior notice to the stockholders or board of directors of Genencor. Pursuant to the merger, each then outstanding share of Genencor common stock (other than shares owned by us or shares, if any, that are held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), would be converted pursuant to the terms of the merger to the right to receive $19.25 in cash, the same amount of cash consideration paid in the Offer.

As our wholly-owned subsidiary, Genencor would terminate its obligations as a public company under the Securities Exchange Act of 1934. We believe those obligations are unduly onerous and create auditing, legal and other expenses for Genencor. At the same time, because of market conditions, we believe that Genencor has a limited ability to sell its securities in a public offering in the foreseeable future on terms that would be acceptable to us, and therefore a limited ability to exploit a principal potential advantage to it of continuing as a public company. By terminating its status as a public company we believe that we can significantly decrease the expenses of Genencor without materially impairing its access to capital. See "Special Factors - Background of the Offer" and "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger."

What does the board of directors of Genencor think of the Offer?

The board of directors of Genencor, following the recommendation of a special committee of the board of directors comprised solely of independent directors, has determined that the Offer is fair to the holders of shares of Genencor common stock who are not affiliated with us or Eastman, and has recommended that those unaffiliated stockholders tender their shares into the Offer. Our nominees on the board of directors of Genencor did not vote on this matter, and the vote of the remaining seven members was unanimous. See "Special Factors - Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger."

Are there any potential conflicts of interest inherent in this transaction that I should be aware of?

You should be aware of the following arrangements and transactions that have the potential to create conflicts of interest:

•	We hold 25 million shares of common stock of Genencor, or approximately 41.6% of the issued and outstanding shares, and 485 shares of Series A preferred stock of Genencor.

•	Under a Stockholder Agreement among Danisco, Eastman and Genencor, we have nominated three of the ten members of the board of directors of Genencor. Two of those nominees own shares of Genencor common stock.

•	A number of the directors and officers of Genencor hold stock options and similar awards under Genencor's compensation plans. At the time of the merger, those awards will be paid out in cash, whether or not they are vested. The total amount of those payments will be approximately $22.3 million.

•	We are a customer of and supplier to Genencor.

See "Special Factors - Related Party Transactions" and "Special Factors - Interests of Certain Persons in the Offer."

Will Genencor's directors and executive officers tender their Shares?

The two Danisco representatives on the board of directors of Genencor who own shares of Genencor common stock have advised us that they intend to tender those shares pursuant to the Offer. We have been advised that, after making reasonable inquiry, Genencor believes that the other members of the board of directors of Genencor, and the executive officers of Genencor, currently intend to tender all shares beneficially owned by them pursuant to the Offer. See "Special Factors - Interests of Certain Persons in the Offer."

Will Eastman tender its shares?

We have entered into a Stock Purchase Agreement with Eastman under which we have agreed to buy from Eastman all of the shares of common stock and Series A preferred stock of Genencor held by Eastman and its subsidiaries. Under the Stock Purchase Agreement, Eastman has agreed not to tender its shares of Genencor common stock in the Offer. Instead, under the Stock Purchase Agreement, Eastman has agreed to sell to us, and we have agreed to buy, 25 million shares of Genencor common stock for $15.00 per share, in cash, and 485 shares of 7½% Cumulative Series A preferred stock, including accrued but unpaid dividends thereon, for $44.0 million, in cash. Closing under the Stock Purchase Agreement will occur promptly following the date that we accept for payment any shares tendered pursuant to the Offer. See "Special Factors - Certain Agreements Relating to the Offer and the Merger."

Why is Eastman getting a different price for its shares?

The Stock Purchase Agreement provides for a price of $15.00 per share of Genencor common stock to Eastman, which is less than the price per share to you under our Offer. We stated to Eastman throughout our negotiations that the transaction as a whole would be financially viable to us only if we were able to buy its 25 million shares at a lesser price than the price per share in this Offer. Eastman has stated publicly that it considered several alternatives to monetize its investment in Genencor, and concluded that the terms and timing of the sale to us represented the most attractive of available options and delivered fair value to Eastman. See "Special Factors - Position of the Bidder Group Regarding the Fairness of the Offer and the Merger."

In addition to 25 million shares of Genencor common stock, the Stock Purchase Agreement also obligates us to buy 485 shares of Series A preferred stock of Genencor, including accrued but unpaid dividends, from Eastman for $44.0 million. The redemption value of those 485 shares of Series A preferred stock at December 31, 2004, as reflected on Genencor's unaudited balance sheet, was approximately $92.2 million. The Series A preferred stock is held only by us and Eastman, and there is no market price available for the Series A preferred stock. Genencor has never paid a dividend on the Series A preferred stock and has taken the position that it may be able to pay dividends on the shares of Genencor common stock without paying any dividends on the Series A preferred stock.

For these reasons, the Series A preferred stock of Genencor is difficult to value. Even assuming the entire purchase price of $419 million to Eastman under the Stock Purchase Agreement is ascribed solely to the 25 million shares of Genencor common stock that we are acquiring from Eastman, the price per share of Genencor common stock to Eastman under the Stock Purchase Agreement, adjusted to reflect that assumption, would be $16.76, which is less than the price per share in our Offer to you. See "Special Factors - Background of the Offer" and "Special Factors - Position of the Bidder Group Regarding the Fairness of the Offer and the Merger."

What are the conditions of the Offer?

We will not be obligated to accept any shares in the Offer unless all of the conditions of the Offer have been satisfied or waived. Those conditions include the Majority of the Minority Condition, which requires there being validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of shares of Genencor common stock which represents a majority of the outstanding shares of Genencor common stock, excluding shares of Genencor common stock held by us and our affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates. We can waive any of the conditions of the Offer except the Majority of the Minority Condition. See "The Tender Offer - Certain Conditions of the Offer."

If the Offer is consummated, will Genencor continue as a public company?

If Acquisition Sub merges with and into Genencor, we will own all of the outstanding capital stock of Genencor and Genencor no longer will be publicly owned. Even prior to the merger taking place, if we purchase all the tendered shares of Genencor common stock, there may be so few remaining stockholders and publicly held shares of Genencor common stock that the shares may no longer be eligible to be traded through a Nasdaq market or on a securities exchange, in which event there may not be a public trading market for the shares. We intend to continue Genencor's periodic filings with the Securities and Exchange Commission until the merger is completed. See "Special Factors - The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "The Tender Offer - Certain Effects of the Offer on the Market for the Shares."

Will the Offer be followed by a merger if all shares are not tendered in the Offer?

If we complete the Offer, the Acquisition Agreement requires and empowers us to effect a merger of Acquisition Sub into Genencor. Depending on the results of the Offer, and also depending on how we choose to exercise certain rights under the Acquisition Agreement, we will effect the merger in one of three ways:

•	If we complete the Offer and we own at least 90% of the outstanding shares of Genencor common stock, we will effect a "short form" merger without the affirmative vote of, or prior notice to, Genencor's board of directors or stockholders.

•	If we complete the Offer but we own less than 90% of the outstanding shares, Danisco may exercise its option under the Acquisition Agreement to purchase additional shares from Genencor, so that immediately after exercising the option we will have a sufficient number of shares to effect a "short form" merger.

•	If we complete the Offer but we own less than 90% of the outstanding shares, and we elect not to exercise our option to buy additional shares, Genencor will call a special meeting of its stockholders and we will vote our shares of Genencor common stock to effect the Merger.

See "Special Factors - The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger."

If I decide not to tender, how will the Offer affect my shares?

If you do not tender your shares of Genencor common stock and the Offer is not consummated (for example, if the Majority of the Minority Condition is not satisfied after the initial offering period and any extensions of the offering period), the Offer will expire and will have no continuing effect on your shares.

If you do not tender your shares of Genencor common stock in the Offer and the Offer is consummated and the merger takes place, your shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per share of Genencor common stock that you would have received had you tendered your shares of Genencor common stock in the Offer. Accordingly, if the merger takes place, the only difference to you between tendering your shares into the Offer and not tendering your shares is that you will be paid earlier if you tender your shares and that, in connection with the merger, you will have appraisal rights under Delaware law. If the merger does not close immediately after the Offer closes, the number of stockholders and number of shares of Genencor common stock which are still in the hands of the public may be so small that there no longer may be an active public trading market (or, possibly, any public trading market) for the shares. Also, as described above, Genencor may cease making filings with the Securities and Exchange Commission or otherwise being required to comply with the rules relating to publicly held companies. See "Special Factors - The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "Special Factors - Appraisal Rights."

What will happen to stock options, restricted stock and stock appreciation rights held by officers, directors and other employees?

At the effective time of the merger, all outstanding stock options, stock appreciation rights, restricted stock and units of common stock held under Genencor's Stock Option and Stock Appreciation Rights Plan or under its 2002 Omnibus Incentive Plan, whether or not such awards have otherwise become vested or exercisable, will be cashed out in a lump sum payment based upon the price of $19.25 or such higher price as may be paid pursuant to the Offer. For Jean-Jacques Bienaimé, Genencor's chairman, Chief Executive and President, this lump sum payment, together with payment on shares that he intends to tender in the Offer, will total approximately $6.5 million. In certain instances, a "change in control price" may be payable under the applicable plan, if that price is higher than the price paid in the Offer. If an employee has previously made an election to defer the payment of any such award, such deferral would apply to the amount otherwise payable. During the pendency of the Offer, Genencor has suspended the right to exercise stock options. Genencor will withhold all applicable taxes from the amount so paid. See "Special Factors - The Merger; Plans for Genencor After the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors - Interests of Certain Persons in the Offer."

What is the market value of my shares as of a recent date?

On January 26, 2005, the last full trading day prior to the public announcement of the Offer, the reported closing price of the common stock of Genencor on the Nasdaq National Market was $15.54 per share. The $19.25 per share price in our Offer represents a 23.9% premium over the January 26, 2005 closing price. On February 11, 2005, the reported closing price of the shares was $19.15. You should obtain a recent market quotation for shares of common stock of Genencor. See "The Tender Offer - Price Range of Shares; Dividends" for recent high and low sales prices for the shares.

Who can I talk to if I have questions about the Offer?

You may call Mellon Investor Services LLC, the information agent for the Offer, toll free at 800-550-8475 (or collect at 201-373-5156 if you are outside of the United States) or Deutsche Bank Securities Inc., the dealer manager for the Offer, at 800-735-7777. See the back cover of this Offer to Purchase for additional information on how to contact our information agent or dealer manager.

TO THE HOLDERS OF SHARES
OF COMMON STOCK OF GENENCOR INTERNATIONAL, INC.

INTRODUCTION

DH Subsidiary Inc., a Delaware corporation ("Acquisition Sub"), a wholly-owned indirect subsidiary of Danisco A/S, a Danish corporation ("Danisco"), hereby offers to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Genencor International, Inc., a Delaware corporation ("Genencor"), not owned by Danisco and its subsidiaries, at $19.25 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the "Letter of Transmittal") which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer."

The board of directors of Genencor (the "Genencor Board"), following the recommendation of a special committee comprised solely of independent directors (the "Special Committee"), has determined that the Offer is fair to the holders of Shares who are not affiliated with Danisco or Eastman Chemical Company (the "Unaffiliated Stockholders"), and has recommended that those Unaffiliated Stockholders tender their Shares into the Offer.

Acquisition Sub is a wholly-owned direct subsidiary of Danisco Holding USA Inc., a Delaware corporation ("Holding USA"). Holding USA is a wholly-owned direct subsidiary of Danisco. Danisco, through its wholly-owned direct subsidiary A/S PSE 38 nr. 2024, a Danish corporation ("Numbered Sub"), presently owns 25 million Shares and 485 shares of Series A Preferred Stock, no par value, of Genencor ("Series A Preferred Stock"). Danisco, Holding USA, Acquisition Sub and Numbered Sub are sometimes referred to in this Offer to Purchase as "we" or our "bidder group."

Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Acquisition Sub pursuant to the Offer. Acquisition Sub will pay all charges and expenses of Deutsche Bank Securities Inc. (the "Dealer Manager"), Deutsche Bank Trust Company Americas (the "Depository") and Mellon Investor Services LLC (the "Information Agent").

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

Purpose Of The Offer; The Merger

Danisco has entered into a Stock Purchase Agreement dated January 27, 2005 (the "Stock Purchase Agreement") with Eastman Chemical Company ("Eastman"), pursuant to which Danisco has agreed to buy from Eastman 25 million Shares and 485 shares of Series A Preferred Stock. Closing under the Stock Purchase Agreement will occur promptly following the date that we accept for payment any Shares tendered pursuant to the Offer. See "Special Factors—Certain Agreements Relating to the Offer and the Merger."

The purpose of the Offer is to acquire for cash as many outstanding Shares as necessary for Acquisition Sub to own at least 90% of the Shares as a step in acquiring the entire equity interest in Genencor. Upon consummation of the Offer and the Stock Purchase Agreement, and provided that Acquisition Sub then owns 90% of the outstanding Shares and all other classes of Genencor capital stock, Acquisition Sub will merge into Genencor (the "Merger") pursuant to the "short form" merger provisions of Section 253 of the Delaware General Corporation Law ("DGCL") without prior notice to, or any action by, any other stockholder or the Genencor Board.

Majority of the Minority Condition; Topping Option

This Offer is subject to the condition that there shall be validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which represents a majority of the outstanding Shares, excluding Shares held by Danisco and its affiliates, Eastman and its affiliates, and officers and directors of Genencor and their respective affiliates (the "Majority of the Minority Condition"). The Majority of the Minority Condition may not be waived by Acquisition Sub or Danisco. In addition to the Majority of the Minority Condition, the Offer also is subject to other conditions. See "The Tender Offer—Certain Conditions of the Offer."

If the Stock Purchase Agreement and the Offer are completed but Danisco and its subsidiaries own less than 90% of the outstanding shares, Danisco may exercise its option (the "Topping Option") under the Acquisition Agreement to acquire a sufficient number of Shares, at the Offer Price, in exchange for cash or (at the election of Danisco) a promissory note of Danisco, so that immediately after exercising the Topping Option, Acquisition Sub will have a sufficient number of shares to effect a "short form" merger.

As of January 31, 2005, based on information provided by Genencor:

•	There were 60,119,648 Shares issued and outstanding.

•	Danisco and its affiliates, Eastman and its affiliates, and the directors and executive offices of Genencor and their respective affiliates held a total of 50,104,504 Shares, and the number of outstanding Shares not held by those persons was 10,015,144 Shares at that date.

Based on the foregoing information, we must acquire at least 5,007,573 Shares in the Offer to satisfy the Majority of the Minority Condition, and thereby necessarily will have, together with the Shares to be acquired from Eastman under the Stock Purchase Agreement, more than 90% of the outstanding Shares, enabling us to consummate a "short form" merger of Acquisition Sub into Genencor.

Danisco has filed with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule TO the ("Schedule TO") pursuant to Rule 14d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), furnishing certain additional information with respect to the Offer and the Merger, and may file amendments thereto. The Schedule TO includes within it the information required by the SEC's Statement on Schedule 13E-3 relating to "going private" transactions. Genencor has filed with the SEC a Statement on Schedule 13E-3 ("Genencor's Schedule 13E-3") and a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). The Schedule TO, Genencor's Schedule 13E-3 and the Schedule 14D-9 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in "The Tender Offer—Certain Information Concerning Genencor."

As used in this Offer to Purchase, the term "EBITDA" means earnings before interest, taxes, depreciation and amortization.

Forward-Looking Statements; Information Furnished by Genencor and Danisco

This Offer to Purchase contains forward-looking statements. These include statements concerning plans, objectives, goals, strategies, future events or performance and other statements which are other than statements of historical fact, including, without limitation, statements containing words such as "believes," "anticipates," "expects," "estimates," "projects," "will," "may," "might" and words of a similar nature. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Some important factors that could cause actual results to differ include dependence on the efforts of third parties; dependence on new and uncertain technology and its uncertain application to new business ventures; regulatory actions or delays, or uncertainties related to product development, testing or manufacturing, including fluctuations in costs of energy, raw materials and other costs of production; changes in inventory levels; ability to form and maintain strategic alliances; ability to complete certain transactions and to realize anticipated benefits from acquisitions; dependence on certain intellectual property rights of both Genencor and third parties; the competitive nature of Genencor's industry and risks of obsolescence of certain technology; the impact of general economic factors, including fluctuations in foreign currency exchange rates; the high risk nature of efforts to develop viable products for the health care market including the possibility that clinical or preclinical testing may reveal unsuccessful results or undesirable side effects; and Genencor's success in the process of management testing, including the evaluation of results, and auditor attestation of internal controls (as required under the Sarbanes-Oxley Act of 2002). These and other risk factors are more fully discussed in Genencor's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. The forward-looking statements contained in this Offer to Purchase represent the judgment of Genencor as of the date of this document. Genencor disclaims, however, any intent or obligation to update any forward-looking statements.

Except as otherwise set forth herein, the information concerning Genencor contained in this Offer to Purchase, including, without limitation, financial information, information about the deliberations of the Genencor Board and the Special Committee in connection with the Offer and the Merger and the opinion of the Special Committee's financial advisor, has been furnished by Genencor or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Danisco does not assume any responsibility for the accuracy or completeness of the information concerning Genencor furnished by Genencor or contained in such documents and records or for any failure by Genencor to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Danisco. Except as otherwise set forth herein, the information concerning the financing to be obtained in connection with the Offer and the Merger and the information concerning Danisco and its subsidiaries contained in this Offer to Purchase, including, without limitation, information about the plans or proposals of Danisco with respect to Genencor, has been furnished by Danisco. Genencor assumes no responsibility for the accuracy or completeness of the information concerning the financing or the information concerning Danisco and its subsidiaries furnished by them or for any failure by Danisco to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Genencor.

SPECIAL FACTORS

1.    BACKGROUND OF THE OFFER

Ownership History of Genencor

Genencor Inc., the predecessor of Genencor, was founded in 1982 as a joint venture to develop and commercialize genetically engineered enzymes for industrial uses. Eastman acquired a 50% interest in Genencor in 1993 in connection with the spinoff of Eastman from its parent, Eastman Kodak Company, and Danisco acquired a 50% interest in Genencor in 1999 when Danisco acquired Cultor Ltd., a Finnish company which had been the other 50% holder of Genencor.

In August 2000, Genencor completed its initial public offering of 8,050,000 shares of common stock at $18.00 per share, including 7,000,000 shares of common stock issued on July 28, 2000 in the initial offering and 1,050,000 shares of common stock issued on August 25, 2000 pursuant to the underwriters' over-allotment option ("Genencor's IPO"). The aggregate net proceeds raised by Genencor's IPO was approximately $132.7 million.

The following table shows for the times indicated the beneficial ownership of Genencor's common stock by: (a) Danisco and entities affiliated with Danisco; (b) Eastman and entities affiliated with Eastman; (c) all of Genencor's directors and executive officers as a group; and (d) public stockholders as a group. Beneficial ownership is calculated in accordance with the rules of the SEC and includes both Shares that are presently held and Shares that may be acquired within 60 days pursuant to options and other rights.

Common Stock Beneficially Owned
	Number of Shares Immediately Prior to Genencor's IPO	Percentage of Shares Immediately Prior to Genencor's IPO(1)	Number of Shares Immediately After Genencor's IPO	Percentage of Shares Immediately After Genencor's IPO(2)	Number of Shares As of January 31, 2005		Percentage of Shares As of January 31, 2005
Danisco and entities affiliated with Danisco	25,000,000	48.2%	25,000,000	41.7%	25,000,000	(3)	41.6	%(4)
Eastman and entities affiliated with Eastman	25,000,000	48.2%	25,000,000	41.7%	25,000,000		41.6	%(4)
Directors and executive officers of Genencor	1,856,500	3.6%	1,856,500	3.1%	1,949,163		3.1	%(5)
Public Stockholders (6)	—	0.0%	8,050,000	13.4%	10,015,144		16.7	%(4)
Total	51,856,500		59,906,500		61,964,307

(1)	As of July 26, 2000 and based on 51,856,500 Shares beneficially owned on that date.

(2)	As of August 25, 2000 (the date of underwriters' exercise of the over-allotment option in Genencor's IPO) and based on 59,906,500 Shares outstanding on that date.

(3)	In addition, as of January 31, 2005, (i) Acquisition Sub had a right to acquire 25,000,000 Shares pursuant to the Stock Purchase Agreement, and (ii) Danisco had a right to acquire an indeterminate number of Shares pursuant to the Topping Option.

(4)	Based on 60,119,648 Shares issued and outstanding as of January 31, 2005.

(5)	Based on 61,964,307 Shares beneficially owned as of January 31, 2005.

(6)	Includes all stockholders other than Danisco and entities affiliated with Danisco, Eastman and entities affiliated with Eastman and directors and executive officers of Genencor.

Issuance and Terms of Series A Preferred Stock

Prior to December 1, 1991, the parties from whom Eastman and Danisco acquired their respective ownership interests in Genencor advanced funds to Genencor in connection with the operation of Genencor's business such that as of December 1, 1991, the funds advanced, together with interest thereon of approximately $12.6 million, totaled $97.0 million. On December 1, 1991,

Genencor and the parties from whom Eastman and Danisco acquired their respective ownership interests in Genencor agreed to exchange the $97.0 million of advances and interest for 970 shares of no par value, 7½% Cumulative Series A Preferred Stock of Genencor (the "Series A Preferred Stock"), which shares were issued on May 5, 1992. As a result of the transactions noted above, Danisco and Eastman each now own 485 shares of the Series A Preferred Stock.

Genencor's Restated Certificate of Incorporation describes the terms of the Series A Preferred Stock. Those terms include the following:

•	The holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Genencor Board, out of funds legally available therefor, annual cumulative cash dividends of $7,500 per share, payable quarterly.

•	The Genencor Board has the authority, but not the obligation, to cause Genencor to redeem the Series A Preferred Stock for $100,000 per share, plus accrued but unpaid dividends.

•	Each share of Series A Preferred Stock has no voting rights except: (a) as required by law; (b) with respect to any matter being submitted to a vote of stockholders which would: (i) increase or decrease the par value or number of authorized shares of Series A Preferred Stock; or (ii) change any preferences, powers or rights of Series A Preferred Stock so as to affect them adversely; (c) to issue prior ranking preferred stock; and (d) to redeem any stock with respect to which the Series A Preferred Stock has a preference.

•	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Genencor, the holders of the Series A Preferred Stock are entitled to receive on a pro rata basis, out of the net assets of Genencor, before any of the assets be distributed among or paid to the holders of the common stock or other preferred stock outstanding, if any, the sum of $100,000 per share plus accrued but unpaid dividends.

The Genencor Board is not obligated to declare, and has never declared, dividends on the Series A Preferred Stock; however, under applicable accounting rules, Genencor is required to record (and has recorded) on its income statement a charge of approximately $7.3 million per year to reflect its dividend obligations with respect to the Series A Preferred Stock. In addition, Genencor has taken the position that it can pay dividends on the Shares without paying any dividends on the Series A Preferred Stock. The total redemption value of the Series A Preferred Stock at December 31, 2004, as reflected on Genencor's unaudited balance sheet, is approximately $184.3 million. In light of the fact that the terms of the Series A Preferred Stock do not obligate the Genencor Board to declare (or pay) any dividends on the Series A Preferred Stock or redeem the Series A Preferred Stock, and that there is no indication that Genencor (as an independent entity) is likely to liquidate, dissolve or wind up in the foreseeable future, substantial uncertainty exists with respect to the value of the Series A Preferred Stock.

Commercial Relationships Between Genencor and Each of Danisco and Eastman

Genencor has had commercial relationships with Danisco, Eastman and their predecessors for more than 10 years. A number of those relationships terminated prior to the completion of Genencor's IPO, while others continued after Genencor's IPO. During the last two years, Genencor had the following commercial relationships with Danisco and Eastman:

•	In the normal course of their businesses, Genencor and Danisco purchased products from, and sold products to, one another. Danisco and its affiliates purchased products from Genencor for approximately $18.7 million and $13.0 million during the years ended December 31, 2004 and 2003, respectively (in each case, less than 5% of the total revenues of Genencor in that year). Genencor purchased products from Danisco and its affiliates for approximately $10.1 million and $10.0 million during the years ended December 31, 2004 and 2003, respectively.

•	In October 2000, Genencor signed an exclusive four-year agreement with Danisco for the development of innovative bioingredients for the food industry. During the years ended

December 31, 2004 and 2003, Genencor received approximately $0.4 million and $1.5 million, respectively, in fees and royalty revenues under this agreement. Genencor's first product resulting from this collaboration was launched in July 2004.

•	During the last several months, Genencor, for itself and as a representative of Eastman, has been in discussions with a third party relating to a license to such third party of certain intellectual property developed by Genencor and/or Eastman for a proprietary advanced process for the production of ascorbic acid, or vitamin C, from glucose. No agreement has yet been reached with respect to that license.

Stockholder Agreement Among Genencor, Danisco and Eastman

Genencor, Danisco and Eastman entered into a stockholder agreement, dated July 25, 2000, as amended on February 16, 2001, November 15, 2002, April 2, 2003 and January 27, 2005 (the "Stockholder Agreement"). The material terms of the Stockholder Agreement are described below.

Board Nomination Rights and Board Composition.    Danisco and Eastman each has the right to nominate three directors (directors nominated by Danisco and Eastman being referred to respectively as the "Danisco Nominees" and the "Eastman Nominees"). If Danisco or Eastman reduces its ownership interest to less than 20% of Genencor's outstanding common stock, then such stockholder's nomination rights will be reduced to two directors and its nomination rights will terminate when it owns 10% or less of Genencor's outstanding common stock. In addition, Danisco and Eastman each has agreed to take such actions as are necessary to effectuate the nomination rights and to cause the Genencor Board to be comprised of 10 members, including the Danisco Nominees, the Eastman Nominees, Genencor's chief executive officer and the remaining directors, all of whom must be persons who are not affiliates of Genencor, Danisco or Eastman (the "Independent Directors").

In accordance with the Stockholder Agreement, the Genencor Board is currently comprised of Genencor's chief executive officer, three Danisco Nominees, three Eastman Nominees and three Independent Directors. Biographical information relating to the members of the Genencor Board appears below.

Genencor Chief Executive Officer

•	Jean-Jacques Bienaimé is the Chairman, Chief Executive Officer and President of Genencor. Mr. Bienaimé has been a Genencor director since 2002.

Danisco Nominees

•	Søren Bjerre-Nielsen is an Executive Vice President and the Chief Financial Officer of Danisco. Mr. Bjerre-Nielson has been a Genencor director since 1999.

•	Robert H. Mayer is an Executive Vice President of Danisco. Dr. Mayer has been a Genencor director since 1999.

•	Jørgen Rosenlund is the Vice President, Group General Counsel of Danisco. Mr. Rosenlund has been a Genencor director since 2003.

Eastman Nominees

•	Theresa K. Lee is Senior Vice President, Chief Legal Officer and Corporate Secretary of Eastman. Ms. Lee has been a Genencor director since 2002.

•	Gregory O. Nelson is Senior Vice President and Chief Technology Officer of Eastman. Dr. Nelson has been a Genencor director since 2002.

•	James P. Rogers is Executive Vice President of Eastman. Mr. Rogers has been a Genencor director since 1999.

Independent Directors

•	Bruce C. Cozadd is Executive Chairman of Jazz Pharmaceuticals, Inc., a company he co-founded in 2003. Mr. Cozadd has been a Genencor director since 2000.

•	Joseph A. Mollica is Chairman of the Boards of Pharmacopeia Drug Discovery, Inc. and of Neurocrine Bioscience, Inc. Dr. Mollica has been a Genencor director since 2000.

•	Norbert G. Riedel is Senior Vice President and Chief Scientific Officer of Baxter International Inc. Dr. Riedel has been a Genencor director since 2000.

Pursuant to the Fourth Amendment to the Stockholder Agreement entered into on January 27, 2005 in connection with the execution of the Acquisition Agreement (the "Fourth Amendment"), Genencor, Danisco and Eastman agreed that the board nomination and board composition rights noted above will terminate immediately after Genencor has received written notice from Danisco (and with respect to clause (b) below only, an acknowledgement in writing from Eastman) that both of the following have occurred: (a) the purchase of and payment for any shares of Genencor common stock pursuant to the Offer; and (b) the purchase by the Danisco or it affiliates of shares of all the capital stock of Genencor owned by Eastman and it affiliates. The Acquisition Agreement provides that from and after the time that Danisco purchases Shares pursuant to the Offer, Danisco shall be entitled to designate individuals to serve on the Genencor Board in proportion to its holdings of Shares. See "Special Factors—Certain Agreements Relating to the Offer and the Merger."

Registration Rights.    Each of Danisco and Eastman were granted certain demand and "piggyback" registration rights that expire on August 2, 2010, unless terminated earlier in accordance with the terms of the Stockholder Agreement.

Related Party Transactions.    Genencor, Danisco and Eastman agreed that all commercial transactions and agreements between Genencor and each of Danisco and Eastman would be negotiated and conducted on an arm's length basis and consummated upon commercially reasonable terms. Pursuant to the Fourth Amendment, Genencor, Danisco and Eastman agreed that the Acquisition Agreement and the transactions contemplated thereby satisfied these requirements.

Public Statements by Danisco or Eastman Concerning Genencor.    Danisco and Eastman have each agreed that they will endeavor to provide advance copies of, or in the case of oral statements, advance notice of, any public release or announcement concerning Genencor to be issued, released or made by it or any of its affiliates, in each case, at least five business days prior to such release or announcement.

Danisco and Eastman cannot assign their rights, interests or obligations under the Stockholder Agreement without the written consent of Genencor. The Stockholder Agreement and the amendments thereto have been filed by Danisco and Acquisition Sub, pursuant to Rule 14d-3 under the Exchange Act, as exhibits to the Schedule TO. The agreements may be examined and copies may be obtained at the places and in the manner set forth in "The Tender Offer—Certain Information Concerning Genencor." The foregoing description of the Stockholder Agreement, as amended, is qualified in its entirety by reference to the Stockholder Agreement, as amended, which is incorporated by reference herein.

Discussions With Respect to Series A Preferred Stock—Prior to May 2003

From time to time prior to May 2003, Genencor and each of Danisco and Eastman (and their respective predecessors) discussed the possibility that Genencor would pay a dividend with respect to, and/or repurchase all or a portion of, the Series A Preferred Stock. Senior management of Genencor believed that the repurchase of the Series A Preferred Stock would be beneficial to Genencor for a number of reasons, including that it would result in an increase to Genencor's earnings per share and simplify Genencor's capital structure.

In September 2001, in connection with a discussion with Danisco and Eastman with respect to a transaction involving the Series A Preferred Stock (a "Series A Transaction"), the Genencor Board formed a special committee (the "First Special Committee") to:

•	consider, evaluate, investigate, negotiate the terms and conditions of, and approve, if it considered it in the best interests of the Unaffiliated Stockholders, a Series A Transaction, including the possible redemption of the Series A Preferred Stock by Genencor;

•	make such reports and recommendations to the Genencor Board at such times and in such manner as the First Special Committee considered appropriate; and

•	at Genencor's expense, retain the assistance of such legal, financial and other advisors as the First Special Committee deemed necessary, appropriate or advisable.

The members of the First Special Committee were Bruce C. Cozadd, Joseph A. Mollica and Norbert G. Riedel, with Bruce C. Cozadd appointed as Chairman. None of the First Special Committee members had any relationships with Danisco or Eastman or any affiliate of Danisco or Eastman. The members of the First Special Committee were entitled to receive committee meeting participation compensation consistent with the Genencor Board and committee compensation policies.

In November 2001, the First Special Committee retained Heller Ehrman White & McAuliffe LLP ("Heller Ehrman") as its legal counsel. After retaining Heller Ehrman, the First Special Committee retained Potter Anderson & Corroon LLP to serve as its special Delaware counsel to advise it on Delaware legal issues regarding any Series A Transaction, and the latter firm served in that capacity until December 2002. In addition, in early 2002, the First Special Committee engaged UBS Warburg LLC (now known as UBS Securities LLC, "UBS") as its financial advisor in connection with a potential Series A Transaction.

Between February 2002 and October 2002, the First Special Committee, together with its advisors, reviewed the Series A Preferred Stock, considered possible redemption values for the Series A Preferred Stock, considered various ways in which to structure and finance a possible Series A Transaction and discussed a possible Series A Transaction with Danisco and Eastman. None of such discussions resulted in a Series A Transaction.

Discussions With Respect to Series A Preferred Stock—May 2003 through October 2003

In mid-2003, senior management of Genencor again began to consider whether and how Genencor should pursue a Series A Transaction. After internal preparation and review of a new proposal relating to a Series A Transaction and shortly after related discussion at the June 2003 Genencor Board meeting, senior management of Genencor submitted to each of Danisco and Eastman another proposal with respect to Genencor's possible redemption of the Series A Preferred Stock (the "June 2003 Proposal"). The June 2003 Proposal was submitted with the understanding that any Series A Transaction would ultimately need to be approved by a special committee of the Genencor Board and the Genencor Board itself. The June 2003 Proposal contemplated the redemption of the Series A Preferred Stock using the proceeds of a proposed new private placement debt financing to pay $97.0 million of the redemption value, with payment of the remainder of the redemption value to occur in installments over seven years.

Between June 2003 and October 2003, senior management of Genencor and each of Danisco and Eastman discussed the terms of, and exchanged proposals with respect to, a possible Series A Transaction. The proposals provided by senior management of Genencor included:

•	One in which Genencor would: (a) pay all accrued dividends on the Series A Preferred Stock (approximately $78.2 million as of September 30, 2003) on September 30, 2003; (b) redeem Series A Preferred Stock with a redemption value of $22.0 million; and (c) convert the remaining Series A Preferred Stock with a redemption value of $75.0 million into a new series of preferred stock that would not have a cumulative dividend feature, but would have a liquidation preference and other terms to be agreed upon.

•	One in which Genencor would fully redeem the Series A Preferred Stock, including "principal" of $97.0 million and approximately $80.0 million in accumulated dividends.

In late October 2003, each of Danisco and Eastman separately determined that rather than continuing to pursue discussions with respect to a Series A Transaction only, they preferred that Genencor expand its considerations to explore strategic alternatives, including the possible sale of Genencor to an unaffiliated third party or another transaction designed to reduce Danisco's and Eastman's ownership interest in Genencor and provide liquidity for their Genencor stock.

Preliminary Discussions With Respect to Possible Acquisition Transaction Involving Genencor

In July 2003, while Genencor, Danisco and Eastman were discussing a possible Series A Transaction, a third party strategic buyer expressed an interest in acquiring Genencor or an equity interest in Genencor. Genencor and the third party then began negotiations with respect to a non-disclosure agreement. The third party and Genencor reached general agreement on the terms of a non-disclosure agreement (which included certain "standstill" provisions, pursuant to which the third party strategic buyer would agree for a specified period of time not to take certain actions, including acquiring any shares of Genencor or commencing a tender offer with respect to Genencor, unless invited to do so by the Genencor Board). Prior to execution of the non-disclosure agreement, Eastman representatives indicated to Genencor that Eastman was generally more interested in pursuing a process designed to identify a variety of strategic alternatives rather than committing to a single third party buyer at that time. Thereafter, Genencor terminated discussions with the third party. This party subsequently participated in the strategic process described below.

While Genencor, Danisco and Eastman were continuing to discuss a possible Series A Transaction, management of Genencor was contacted by a third party private equity firm with respect to a possible leveraged buyout of Genencor. The third party initially contacted Genencor in May 2003, but substantive discussions did not occur until September 2003. The third party entered into a confidentiality agreement (which included certain "standstill" provisions) with Genencor on October 2, 2003. Between October 2003 and January 2004, the third party conducted due diligence with respect to Genencor and engaged in discussions with management of Genencor with respect to a possible leveraged buyout transaction. On January 6, 2004, the third party provided a proposal to Genencor management for a leveraged buyout of Genencor without specifying the price it was willing to pay for the Series A Preferred Stock or the common stock held by Genencor's public stockholders. The proposal did, however, assume a "blended offer price" for Genencor's common stock of $15.30 per share, with a premium to be paid to the public stockholders and a discount to be applied to Danisco's and Eastman's shares of common stock. The discussions with respect to this possible leveraged buyout ceased in early 2004 due to the commencement of the strategic process described below. This third party was not invited to participate in the strategic process at the outset because the Strategic Committee (described below) wanted to see what other offers it would receive. The third party bidder was not subsequently invited because its bid was similar to other bids that the Strategic Committee did not find attractive.

Implementation of a Strategic Process for the Exploration of Genencor's Strategic Alternatives

Formation and Authority of the Second Special Committee

At a meeting of the Genencor Board held on October 30, 2003, the Danisco Nominees and the Eastman Nominees separately expressed an interest in exploring an appropriate method of assessing Genencor's strategic alternatives.

During late October and early November 2003, representatives from Cooley Godward LLP, counsel to Genencor ("Cooley Godward"), Morris, Nichols, Arsht & Tunnell, Delaware counsel to Genencor ("Morris Nichols"), Carter Ledyard & Milburn LLP, counsel to Danisco and the Danisco Nominees ("Carter Ledyard"), Jones Day, counsel to Eastman and the Eastman Nominees ("Jones Day"), Genencor and each of Danisco and Eastman, including Danisco Nominee Jørgen Rosenlund and Eastman Nominee Theresa Lee had various discussions regarding a structure for the process by which Genencor would explore strategic alternatives (the "Strategic Process"). Among the matters discussed was whether the Strategic Process should be managed solely by a special committee (composed entirely of the Independent Directors), solely by a strategic committee (which would include one Danisco Nominee, one Eastman Nominee, one independent director and the Chief Executive Officer of Genencor) or by both a special committee and a strategic committee.

During these discussions, representatives of Genencor and the Independent Directors expressed the view that the Strategic Process should be run by a special committee composed entirely of Independent Directors. Representatives of Danisco acknowledged that involvement of a special committee could be of value, but expressed their view that the Strategic Process should be directed by a strategic committee since it was their judgment that a conflict of interest did not exist at that time. Representatives of Eastman expressed their view that involvement of a special committee was not likely to be necessary unless a conflict of interest developed, but did not object to the establishment of a special committee of Independent Directors with respect to the Strategic Process based, in part, on the fact that any decision with respect to any transaction involving Genencor would ultimately be made by the entire Genencor Board.

At a meeting of the Genencor Board held on December 9, 2003, the Genencor Board discussed the Strategic Process, including whether the Strategic Process should be managed solely by a special committee (composed entirely of the Independent Directors), solely by a strategic committee (which would include at least one Danisco Nominee and one Eastman Nominee, an independent director and the Chief Executive Officer of Genencor) or by both a special committee and a strategic committee.

On December 12, 2003, the Genencor Board adopted (by unanimous written consent) resolutions relating to the Strategic Process. The resolutions provided:

•	for the establishment of a special committee (the "Second Special Committee") consisting of Independent Directors Bruce C. Cozadd, Joseph A. Mollica and Norbert G. Riedel to ensure that the interests of the Unaffiliated Stockholders were adequately represented in connection with the Strategic Process;

•	for the grant of authority to the Special Committee to:

•	provide its views as to the nature of the Strategic Process;

•	retain an internationally recognized investment banking firm and participate in the interview process for any advisors to be retained by Genencor in connection with the Strategic Process;

•	review and comment on any materials prepared in connection with the Strategic Process;

•	review and comment on any confidentiality or standstill agreements prepared for the Strategic Process;

•	review and comment on any third parties proposed or selected to be approached in connection with the Strategic Process;

•	participate, directly or through advisors, in any and all meetings of the Strategic Committee, and, if deemed appropriate by the Second Special Committee, participate in any discussions and negotiations with any third parties to be approached in connection with the Strategic Process;

•	make reports and recommendations to the Genencor Board and the Strategic Committee in connection with the Strategic Process at any time, including by reviewing and making recommendations in respect of any transaction, or part thereof, proposed by the Strategic Committee for consideration by the Genencor Board, all to the extent that it considered it in the best interests of the Unaffiliated Stockholders and Genencor to do so; and

•	utilize and retain at Genencor's expense, such legal, financial and other advisors as the Second Special Committee may from time to time deem necessary, appropriate or advisable;

•	for the appointment of a Strategic Committee (the "Strategic Committee") consisting of Danisco Nominee Søren Bjerre-Nielsen, Eastman Nominee James P. Rogers, Genencor Chief Executive Officer Jean-Jacques Bienaimé and Independent Director Bruce C. Cozadd (also a member of the Second Special Committee);

•	for the grant of authority to the Strategic Committee to direct any Strategic Process undertaken by Genencor, with input from the Second Special Committee and, in furtherance of such authority, the grant of authority to:

•	retain an internationally recognized investment banking firm;

•	consider strategic alternatives for Genencor;

•	solicit third party indications of interest in engaging in transactions with Genencor (including a transaction involving the acquisition of all of the outstanding shares of Genencor); and

•	negotiate with third parties on behalf of Genencor;

•	that the members of the Second Special Committee would be given notice of, and entitled to meet simultaneously with, or otherwise participate in, all meetings of the Strategic Committee, and would be provided copies of all written information furnished to the Strategic Committee by management or Genencor's financial advisor;

•	that the Strategic Committee was authorized to utilize and retain at Genencor's expense, such legal, financial and other advisors as the Strategic Committee deemed necessary, appropriate or advisable; and

•	that the members of the Second Special Committee and the Strategic Committee would receive committee meeting participation compensation consistent with the Genencor Board and committee compensation policies in connection with the duties of the Second Special Committee or the Strategic Committee, as the case may be.

The Second Special Committee met on January 8, 2004. At that meeting, the Second Special Committee approved the engagement of Morris Nichols (previously Delaware counsel to Genencor) as its Delaware counsel in connection with the Strategic Process. The decision to engage Morris Nichols was due, in part, to Morris Nichols' experience in the representation of special committees, the work that it had done in connection with establishing the Second Special Committee and the absence of any relationship with either Danisco or Eastman. As a result, Morris Nichols began to represent the Second Special Committee on January 9, 2004. Genencor subsequently retained Richards Layton & Finger, P.A. as its Delaware counsel in mid-January 2004. Also at the January 8, 2004 meeting, the Second Special Committee: (a) engaged Heller Ehrman as its counsel in connection with the Strategic Process; (b) appointed Mr. Cozadd as its chair; (c) discussed various matters relating to the Strategic Process, including its authority as set forth in resolutions adopted by the Genencor Board; and (d) agreed that it should request that the Genencor Board delegate to the Second Special Committee the authority to adopt a stockholder rights plan, commonly known as a "poison pill" (which would have the effect of preventing each of Danisco and Eastman from selling its shares of common stock of Genencor to each other or to a third party).

On February 4, 2004, the Second Special Committee delivered a letter to Genencor in which it requested an expansion of the authority of the Second Special Committee to include the authority necessary to adopt a stockholder rights plan.

On February 24, 2004, the Genencor Board met and discussed the request made by the Second Special Committee with respect to the expansion of its authority to adopt a stockholder rights plan. After full discussion, the Danisco Nominees and the Eastman Nominees constituting a majority of the Genencor Board voted not to approve the Second Special Committee's request at that time. The Second Special Committee members voted in favor of their request, and Genencor's Chairman, Jean-Jacques Bienaimé, abstained from the vote.

Amendments to Employment Agreements

In March 2004, the Genencor Board approved amendments to the existing employment agreements of Genencor's executive officers to provide for "enhanced severance" in the event an employee were terminated without cause or constructively terminated following a change in Genencor's ownership or control in which more than 50 percent of Genencor's outstanding Shares are acquired by an unaffiliated third party. The Genencor Board approved these amendments, after consulting with a compensation consultant, to help retain senior management throughout the Strategic Process.

Preparation for Strategic Process

Between mid-January 2004 and the end of February 2004, the Strategic Committee prepared for the Strategic Process, including by interviewing prospective financial advisors to Genencor and the Strategic Committee in connection with the Strategic Process. Lehman Brothers Inc. ("Lehman Brothers") was subsequently selected to serve as the financial advisor to Genencor and the Strategic Committee in connection with the Strategic Process. Mr. Cozadd, being a member of both the Strategic Committee and the Second Special Committee, kept the Second Special Committee apprised of the status of the Strategic Process. Throughout the Strategic Process, the Second Special Committee was kept informed by, and provided input to, the Strategic Committee.

As part of the Strategic Process, Genencor decided to embark on a process pursuant to which it simultaneously began to explore: (a) a sale of Genencor to a third party (a "Sale Transaction"); and (b) a capital markets transaction, such as a contemporaneous primary offering of Genencor common stock by Genencor and secondary offering of Genencor common stock by Danisco and Eastman (a "Financing Transaction"). However, no decision had been made at that time as to which, if either, of the two alternatives would be pursued.

On March 2, 2004, Genencor held an organizational meeting for the Strategic Process that was attended by representatives of Genencor senior management, Lehman Brothers, Simpson Thacher & Bartlett LLP, counsel to Lehman Brothers, and Cooley Godward. The purpose of the meeting was to familiarize the advisors about Genencor and to develop a proposed timeline for the Strategic Process.

On March 17, 2004, the Strategic Committee was provided with materials prepared by the Chief Financial Officer of Genencor with respect to the enterprise value of Genencor. Based upon the assumptions and discounted cash flow analysis contained in the provided materials, the Chief Financial Officer of Genencor estimated Genencor's enterprise value to be approximately $2.3 billion. On March 18, 2004, these materials were provided to Lehman Brothers.

The Second Special Committee met on March 19, 2004 and discussed a number of matters relating to the Strategic Process, including the materials that had been prepared by Genencor's Chief Financial Officer and provided to the Strategic Committee. The Second Special Committee determined that, if it became important for the Second Special Committee to establish a value of Genencor, the Second Special Committee would engage a financial advisor to perform due diligence and prepare a financial analysis with respect to Genencor.

The Strategic Committee and Genencor management met with Lehman Brothers on several occasions between March and late June 2004 to discuss the Strategic Process. The Second Special Committee also met during this timeframe to discuss (and provide input to the Strategic Committee with respect to) these matters.

Negotiation of Non-disclosure Agreements; Solicitation and Receipt of Bids

Between April and July 2004, Genencor negotiated and entered into non-disclosure agreements with 12 parties who were potentially interested in acquiring Genencor, pursuant to which these potential buyers agreed to customary restrictions on the disclosure and use of confidential information given to them in connection with the Strategic Process. The non-disclosure agreements also contained "standstill" provisions.

In March 2004, the Strategic Committee and representatives of Lehman Brothers and Genencor management agreed upon a list of third parties to initially contact with respect to a potential Sale Transaction. Between April and July 2004, representatives of Lehman Brothers contacted each of these third parties. During that period Genencor completed the preparation of a Confidential Descriptive Memorandum relating to a Sale Transaction and an initial bid procedure letter, and provided such documents to 10 potential bidders that had signed non-disclosure agreements. The Confidential Descriptive Memorandum contained certain historical and projected financial information with respect to Genencor. Certain of the historical and projected financial information contained in the Confidential Descriptive Memorandum has been filed as an exhibit to Genencor's Schedule 13E-3. See "Special Factors—Certain Projected Financial Data Relating to Genencor."

As of May 28, 2004, two potential buyers submitted preliminary proposals to Genencor with respect to the possible acquisition of Genencor and a third expressed interest but no specific valuation.

On May 28, 2004, at a meeting of the Strategic Committee, Lehman Brothers reviewed with the Strategic Committee the preliminary proposals that had been received to date and the status of the Strategic Process generally. Also on May 28, 2004 (and then again on June 2, 2004), the Second Special Committee met and discussed the Strategic Process, including the information that Lehman Brothers had provided to the Strategic Committee on May 28, 2004.

On June 3, 2004, at a meeting of the Genencor Board, Lehman Brothers reviewed with the Genencor Board substantially the same information that it had provided to the Strategic Committee on May 28, 2004 regarding the preliminary proposals it had received and the status of the Strategic Process, with the addition of two preliminary bids Lehman Brothers had received since May 28, 2004. Lehman Brothers informed the Genencor Board that in connection with the Strategic Process:

•	17 potential strategic buyers (companies with businesses similar to Genencor's businesses) and four financial sponsors (institutions interested in Genencor as a financial investment) had been contacted regarding a potential Sale Transaction.

•	Of these 21 potential buyers, 10 indicated interest and were provided with a Confidential Descriptive Memorandum.

•	Of the 10 potential buyers that received the Confidential Descriptive Memorandum, four had submitted preliminary proposals as of June 3, 2004.

•	Two of the four preliminary proposals were from strategic buyers, while two were from financial sponsors.

A review of the specific proposals ensued. Lehman Brothers explained to the Genencor Board that many of the potential buyers had expressed an interest solely in Genencor's bioproducts business and not in Genencor's health care business. Accordingly, Lehman Brothers then reviewed with the Genencor Board various scenarios for Genencor's health care business, including its divestiture, under both a Sale Transaction approach and a Financing Transaction approach. Following the discussion of the specific proposals, the Genencor Board reviewed and discussed its strategic alternatives. After full discussion, the Genencor Board unanimously authorized Genencor management and Lehman Brothers to continue discussions with the potential buyers and instructed management and Lehman Brothers to pursue discussions with potential strategic buyers before pursuing discussions with financial sponsors.

Subsequent to the June 3, 2004 meeting of the Genencor Board, two additional preliminary proposals with respect to a Sale Transaction were submitted by financial sponsors and one financial sponsor submitted a revised preliminary bid proposal.

The following table summarizes the key terms of the preliminary non-binding bid proposals received by Genencor between May 2004 and September 2004.

Potential Buyer	Summary of Key Terms and date of Preliminary, Non-Binding Proposals
Strategic Buyer #1 (this was the same strategic buyer that was in discussions with Genencor in July 2003 regarding the possible acquisition of an ownership interest in Genencor)	May 25, 2004 Preliminary Proposal
• $13 - $16 per share in cash for each outstanding share of common stock of Genencor.
• This price represented the value of Genencor's bioproducts business only, as Strategic Buyer #1 was unable at that time to assign any value to Genencor's health care business.

Potential Buyer	Summary of Key Terms and date of Preliminary, Non-Binding Proposals
• This proposal did not mention the Series A Preferred Stock other than to indicate that the proposal assumed that Genencor's cash, debt, working capital and number of shares of common, restricted and preferred stock and options would be consistent with the amounts set forth in Genencor's most recent public filings.
September 1, 2004 Preliminary Proposal
• Potential Strategic Buyer #1 was not able to confirm a valuation for Genencor.
• Purchase of Genencor for a combination of cash and shares of a newly issued class of preferred stock.
• The common stock of Genencor held by the public stockholders would be acquired for cash.
• The common and preferred stock of Genencor held by Danisco and Eastman would be acquired for a combination of cash and shares of a new series of preferred stock of the buyer.
September 21, 2004 Preliminary Proposal
• Potential Strategic Buyer #1 stated that it was not able to propose a value for Genencor at or above its current market price, but that it would consider either: (a) a purchase of Genencor's non-health care assets; or (b) partnering with one of Genencor's principal stockholders to purchase the shares of outstanding stock of Genencor (other than the shares held by such principal stockholder).
September 28, 2004 Preliminary Proposal
• Verbal proposal of $700 million acquisition of the assets of Genencor's bioproducts business.
Strategic Buyer #2	May 26, 2004 Preliminary Proposal
• $16.50 - $17.00 per share in cash for all of the common stock of Genencor.
• Proposal did not mention the Series A Preferred Stock, but did mention an enterprise value for Genencor of $1.130 billion.

Potential Buyer	Summary of Key Terms and date of Preliminary, Non-Binding Proposals
Financial Sponsor #1	May 21, 2004 Preliminary Proposal
• Valuation—Assumed a cash-free, debt-free enterprise value of $750 million—$800 million, which represented an 8.2x - 8.7x multiple of projected 2004 Bioproducts EBITDA of $91.7 million and a 13.7x - 14.6x multiple of projected 2004 bioproducts EBIT of $54.7 million (both of which excluded Genencor's $8 million insurance settlement gain recorded in the first quarter of 2004).
• Two Structures Contemplated:
• First Structure—Financial Sponsor #1 takes Genencor private; transaction contemplated sale or spin off of health care business; if health care business sold or spun off prior to going private transaction, the cash or spin off shares go to existing shareholders; no value assigned to health care business if divested after going private transaction; total consideration would be divided between the holders of the Series A Preferred Stock and the holders of the common stock in whatever manner Genencor's board determined.
• Second Structure—Financial Sponsor #1 purchases Danisco's and Eastman's shares and helps Genencor implement a leveraged recapitalization; possible redemption of the Series A Preferred Stock at a price to be negotiated between Genencor and the holders of the Series A Preferred Stock; following the financial sponsor's investment and Genencor's leveraged recapitalization, Genencor would remain a publicly traded company controlled by the financial sponsor.
July 8, 2004 Preliminary Proposal
• Valuation—Assumed a cash-free, debt-free enterprise value of $860 million—$920 million, which represented an 7.5x-8.0x multiple of projected 2004 core bioproducts EBITDA of $115 million and a 11.0x-11.8x multiple of projected 2004 core bioproducts EBIT of $78 million (both of which excluded Genencor's $8 million insurance settlement gain recorded in the first quarter of 2004 and reflected reduced research and development expenses in non-core businesses).
• Same two proposed structures as outlined in May 8, 2004 letter.
Financial Sponsor #2	June 2, 2004 Preliminary Proposal
• Expressed interest in bioproducts only.

Potential Buyer	Summary of Key Terms and date of Preliminary, Non-Binding Proposals
• Enterprise value for the bioproducts business of between $850 million and $925 million on a cash-free, debt-free, working capital neutral basis.
• Valuation range assumed the transaction would be structured as a stock purchase; would have increased valuation if the transaction could have been structured as an asset purchase.
• No mention of Series A Preferred Stock.
Financial Sponsor #3	June 2004 Verbal Indication of Interest
• Verbally expressed interest in bioproducts business only; valuation not stipulated.
July 2, 2004 Preliminary Proposal
• Total enterprise value range for bioproducts business of $750 million on a cash-free, debt-free basis.
• Interested in developing a plan for separating the bioproducts business from the health care business.
• No mention of Series A Preferred Stock.
Financial Sponsor #4	June 30, 2004 Preliminary Proposal
• Preliminary value range of $875-$950 million (net of Genencor cash) for "the Business."
• Would be willing to offer holders of Series A Preferred Stock options in the newly-capitalized company.
• Believed bioproducts and health care segments could generate greater value if operated independently.

Between June 21 and June 24, 2004, Genencor management made a presentation to each of the two potential strategic buyers, and the potential strategic buyers conducted due diligence with respect to Genencor. On June 25, 2004, Lehman Brothers, at the request of the Strategic Committee, sent a letter to the two strategic buyers enclosing a draft merger agreement and requesting that the two strategic buyers submit to Lehman Brothers, on behalf of Genencor, by July 14, 2004 binding bid proposals that, among other things, were to include: (a) the price the potential strategic buyer was willing to pay for 100% of Genencor's common stock and 100% of the Series A Preferred Stock; and (b) a mark up of the merger agreement in a form that the potential strategic buyer would be willing to sign.

On June 25, 2004 (and then again on July 6, 2004 and July 20, 2004), the Second Special Committee met to discuss the Strategic Process. At the June 25th meeting, the Second Special Committee authorized and directed Mr. Cozadd to: (a) engage UBS as the financial advisor to the Second Special Committee if satisfactory terms could be reached with respect to such engagement (UBS was subsequently engaged as financial advisor to the Second Special Committee in early July 2004); and (b) request that the charter of the Second Special Committee be amended to clarify that the power and authority of the Second Special Committee would continue after the signing of a definitive acquisition agreement (which clarification was subsequently adopted by the Genencor Board).

The Strategic Committee met on July 6, 2004 to discuss the Strategic Process. At the meeting, Lehman Brothers outlined bid proposals that had been received from four financial sponsors, and each proposal was discussed by the Strategic Committee. The Strategic Committee determined that the financial sponsors at the low end of the range should be excused from the process, and Financial Sponsor #3 was excused. The Strategic Committee also determined to keep the other financial sponsors in the bidding process, but to delay their due diligence efforts until after receipt of definitive bids from the two potential strategic buyers.

On July 7, 2004, potential Strategic Buyer #2 notified Lehman Brothers that it was withdrawing from Genencor's bidding process. The Strategic Committee met on July 8, 2004 to discuss the Strategic Process and the withdrawal of Strategic Buyer #2. Lehman Brothers informed the Strategic Committee that potential Strategic Buyer #1 remained interested but would likely miss the original binding bid proposal deadline of July 14, 2004. At this meeting, Lehman Brothers also outlined the elements of a revised proposal from Financial Sponsor #1. The Strategic Committee confirmed its determination to keep the financial sponsors in the bidding process (other than Financial Sponsor #3) but to first explore a Sale Transaction with potential Strategic Buyer #1.

In early June 2004, after management consulted with a compensation consultant, the Genencor Board approved a $5.0 million "transaction bonus pool" to be awarded at the discretion of Genencor's Management Development and Compensation Committee ("MDCC") in certain instances in connection with a change in Genencor's ownership or control in which more than 50 percent of Genencor's outstanding Shares are acquired by an unaffiliated third party. The MDCC is comprised of Messrs. Bjerre-Nielsen, Rogers and Riedel. In July 2004, the MDCC approved amendments to the existing employment agreements of Genencor's executive officers to, among other things, provide that the executive officers would be eligible for a "transaction bonus" under this new transaction bonus pool. See

The Strategic Committee met on July 20, 2004 to discuss the Strategic Process. Lehman Brothers informed the Strategic Committee that the financial advisor to potential Strategic Buyer #1 had indicated that, despite remaining interested in a transaction, potential Strategic Buyer #1 was not prepared to make a bid at that time. In addition, potential Strategic Buyer #1 expressed a need to better understand the potential synergies an acquisition of Genencor would have across several of its businesses. It was agreed that Lehman Brothers would speak directly with representatives of potential Strategic Buyer #1 and provide feedback to the Strategic Committee.

The Strategic Committee met on July 26, 2004 to discuss the Strategic Process. Lehman Brothers reported, among other things, that potential Strategic Buyer #1 had proposed an additional two to three week process to allow it to obtain a better understanding of the potential synergies of a Sale Transaction, including through a meeting between Genencor management and several senior representatives from various business units of potential Strategic Buyer #1. Following such a meeting, potential Strategic Buyer #1 would respond to Genencor within a week to ten days. The Strategic Committee discussed potential Strategic Buyer #1's proposal and requested that Genencor management proceed with the proposed meeting and take appropriate steps to obtain a definitive response from potential Strategic Buyer #1.

On August 11, 2004, management of Genencor met with senior representatives from various business units of potential Strategic Buyer #1 and presented information regarding Genencor's business.

The Strategic Committee met on August 27, 2004 to discuss developments relating to potential Strategic Buyer #1. Lehman Brothers reported that, despite positive feedback, potential Strategic Buyer #1 was still approximately a week away from submitting a proposal. The Strategic Committee discussed whether Genencor should discontinue the Strategic Process, but no recommendation or decision was made to discontinue the Strategic Process.

On September 1, 2004, potential Strategic Buyer #1 delivered a letter to Genencor that outlined certain structural issues relating to a Sale Transaction, but failed to specify a valuation for a Sale Transaction. The letter contemplated a transaction structure whereby potential Strategic Buyer #1 would purchase Genencor for a combination of cash and shares of a newly issued class of potential Strategic Buyer #1's preferred stock (the "Buyer Preferred"), pursuant to which: (a) the common stock of Genencor held by the public shareholders would be acquired for cash; and (b) the common and preferred stock of Genencor held by Danisco and Eastman would be acquired for a combination of cash and shares of the Buyer Preferred. The potential strategic buyer contemplated that the Buyer Preferred would:

•	be a perpetual preferred stock and would have the right to receive quarterly cash dividends at a fixed dividend rate for the first five years after issuance and a floating rate thereafter;

•	be redeemable at the option of potential Strategic Buyer #1 at par beginning five years after the date of issuance;

•	not be convertible into potential Strategic Buyer #1's common stock and would not have the right to vote with, or participate in distributions made to, holders of potential Strategic Buyer #1's common stock;

•	not be redeemable at the option of the holder, but would be transferable to third parties in one or more transactions exempt from registration under the Securities Act; and

•	would not be registered under the Securities Act.

Among other things, potential Strategic Buyer #1's letter also expressed a desire to discuss alternatives for Genencor's health care business. Shortly after Genencor received the letter from potential Strategic Buyer #1, Lehman Brothers, after discussion with members of the Strategic Committee, informed potential Strategic Buyer #1 that it was not able to respond to the letter unless and until potential Strategic Buyer #1 specified a valuation for Genencor in a Sale Transaction. Rather than providing Genencor with the valuation requested by Lehman Brothers, on September 13, 2004, potential Strategic Buyer #1 requested that Genencor sign a non-disclosure letter as a pre-condition to receiving one or more additional written proposals from potential Strategic Buyer #1. The Strategic Committee met on September 14, 2004 to discuss Genencor's response to this request. After full discussion, the Strategic Committee determined that the non-disclosure letter was unacceptable because, among other things, it extended the confidentiality obligations to affiliates and failed to provide for an exception for disclosures required by law. Lehman Brothers was instructed to communicate to potential Strategic Buyer #1 that: (a) the non-disclosure letter was unacceptable; (b) if potential Strategic Buyer #1 had a compelling proposal, it should provide it to Lehman Brothers orally; and (c) upon receipt of such an oral proposal, the Strategic Committee would consider whether further negotiation of the non-disclosure letter and/or proposal was warranted.

The Genencor Board met on September 8 and 9, 2004. At this meeting, the Genencor Board discussed the Strategic Process and the possible wind down of that process. The Genencor Board also discussed alternative transactions with respect to Genencor, including a secondary offering, a transaction with respect to the Series A Preferred Stock and a transaction involving Genencor's health care business. The Danisco Nominees and the Eastman Nominees indicated that they were not authorized to make a decision on behalf of Danisco or Eastman on any type of transaction and that discussions would need to take place with appropriate representatives from each of Danisco and Eastman.

On September 21, 2004, potential Strategic Buyer #1 submitted a letter outlining two alternative transactions structures that it would be willing to explore: (a) a purchase by potential Strategic Buyer #1 of Genencor's non-health care assets; or (b) partnering with one of Genencor's principal stockholders to purchase the shares of outstanding stock of Genencor (other than the shares held by such principal stockholder). The letter also indicated that potential Strategic Buyer #1 was not able to propose a value for Genencor common stock at or above its then-current market price (the per share closing price of Genencor common stock on September 21, 2004 was $16.26).

On September 22, 2004, the Strategic Committee met to discuss potential Strategic Buyer #1's letter. After discussing the matter, the Strategic Committee agreed that each of Danisco and Eastman would be asked to promptly report to Genencor as to whether it had a current interest in pursuing discussions with potential Strategic Buyer #1 on the terms reflected in its letter.

After being informed of each of Danisco and Eastman's lack of interest in pursuing discussions with potential Strategic Buyer #1 on the terms indicated in potential Strategic Buyer #1's letter, the

Strategic Committee (with the concurrence of members of the Second Special Committee) concluded that any further discussions with the potential strategic buyers and financial sponsors in the Strategic Process should be terminated, as the process was not yielding attractive proposals and was distracting Genencor's management. Jean-Jacques Bienaimé informed the Genencor Board of the Strategic Committee's conclusions by email on September 24, 2004.

On September 28, 2004, potential Strategic Buyer #1 again contacted Genencor management to discuss the possibility of buying the assets of Genencor's bioproducts business for $700 million. Genencor management, after discussion with members of the Strategic Committee, informed potential Strategic Buyer #1 that Genencor was not interested in such a transaction because the proposed price was inadequate and the structure of the proposed transaction was unacceptable to Genencor.

Consideration of Divestiture or Restructuring of Health Care Business

For a number of reasons, including Genencor management's views of the potential benefits of divesting or restructuring Genencor's health care business and the views expressed with respect to the health care business by third party bidders during the Strategic Process, Genencor management began to evaluate a number of alternative transactions with respect to such business. Such alternatives included the possibility of: (a) selling an interest in the health care business to a venture capital investor; (b) shutting down the health care business and selling the assets thereof to a third party; or (c) transferring the health care business (possibly with some cash) to the stockholders of Genencor. In June 2004, Genencor management met with a venture capital investor, and in October 2004 Genencor management met with a second venture capital investor, to discuss Genencor's health care business. The consideration of a transaction with respect to Genencor's health care business was suspended in December 2004 after Genencor received the indication of interest from Danisco described below.

Discussions With Respect to Series A Preferred Stock—October 2004 through December 2004

On October 6, 2004, the former members of the Strategic Committee discussed with the General Counsel and the Chief Financial Officer of Genencor the possibility of again exploring a Series A Transaction with Eastman and/or Danisco. The former members of the Strategic Committee and the General Counsel and Chief Financial Officer of Genencor determined that it would be appropriate to again discuss a Series A Transaction with Eastman and/or Danisco.

On October 19, 2004, the Chief Financial Officer of Genencor spoke with the Chief Financial Officer of Eastman about a possible Series A Transaction. Management discussed the possibility of redeeming the Series A Preferred Stock at a 14% discount (i.e., for 86% of its redemption value). On October 20, 2004, the General Counsel of Genencor spoke with the General Counsel of Eastman about a possible Series A Transaction. Subsequently, representatives of Eastman expressed a willingness to explore a sale of its Series A Preferred Stock back to Genencor at a 14% discount. However, the former members of the First Special Committee advised Genencor management that a 14% discount was insufficient and those discussions terminated.

On October 21, 2004, senior management of Genencor submitted a proposal to each of Danisco and Eastman for the redemption of the Series A Preferred Stock, with the understanding that any Series A Transaction would need to be approved by a special committee of the Genencor Board. The proposal called for the repayment of the entire $97.0 million in "principal" and the payment of accrued and unpaid dividends at a rate of 50% of their $87.3 million book value, with both payments occurring on or around January 15, 2005 (this proposal would result in an approximate 25% discount on the full redemption value for the Series A Preferred Stock). On that same day, the Chief Financial Officer of Genencor had discussions with the Chief Financial Officer of Eastman and the Treasurer of Danisco with respect to this proposal.

Throughout late October and early November, senior management of Genencor continued to speak with senior management of Danisco and Eastman regarding a possible Series A Transaction. At the initiative of Genencor's management, discussions related to whether a 25% discount on the full redemption value would be acceptable and, if not, whether such a discount might be acceptable if the

Genencor Board would consider declaring a cash dividend to all common stockholders of Genencor in an amount sufficient to result in a payment to Danisco and Eastman of an amount equal to the difference between the 14% and 25% discounts on the redemption value of the Series A Preferred Stock referred to above. In response to this proposal, Eastman indicated that it might be willing to accept a 25% discount if the Genencor Board would declare a cash dividend to all common stockholders of Genencor in an amount sufficient to result in the payment to Eastman of the full 25% discount. Danisco did not respond to the proposal.

Danisco Expression of Interest in Acquiring Genencor

On December 1, 2004, Alf Duch-Pedersen (Chief Executive Officer and President of the Executive Board of Danisco), in a telephone call to Jean-Jacques Bienaimé (Chairman, Chief Executive Officer and President of Genencor), stated that Danisco was in discussions to buy Eastman's Shares at $14 per Share, and to buy its Series A Preferred Stock at a discount to its liquidation preference, and expressed an interest on behalf of Danisco in entering into an agreement with Genencor to acquire the balance of the Shares through a tender offer. Immediately following that call, on behalf of Danisco, its counsel Carter Ledyard delivered the following letter to Mr. Bienaimé (the "Danisco Proposal"):

December 1, 2004

Via E-Mail

Mr. Jean-Jacques Bienaimé
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, CA 94304

Dear Mr. Bienaimé:

I have been asked by our client Danisco A/S to send you the expression of interest summarized in this letter.

As you know, Danisco holds a substantial amount of the common stock and preferred stock of Genencor. Danisco is in discussions with Eastman Chemical to acquire all of the shares of Genencor common stock and preferred stock held by Eastman.

This is an expression of interest by Danisco to enter into an agreement with Genencor under which Danisco would seek to acquire the shares held by minority stockholders, by means of an agreed tender offer at a price of $17.00 per share, followed by a short form merger.

As a result of these transactions, Danisco would become the sole stockholder of Genencor.

Danisco and Genencor, following approval by the Board of Directors of Danisco, and the existing special committee of the Board of Directors of Genencor, would enter into an agreement (the "Acquisition Agreement") having the following principal terms:

•	Danisco would commence a tender offer for all of the shares of common stock of Genencor. The tender offer would be at $17.00 per share of common stock, in cash.

•	The board of directors of Genencor, through the special committee, would approve the tender offer and recommend it as fair to the minority stockholders of Genencor, and Genencor would agree not to modify or withdraw the approval and recommendation, subject to a "fiduciary out" for a superior offer.

•	Holders of vested and unvested options and other awards under Genencor's Omnibus Incentive Plan would receive a cash payment equal to the difference between the exercise price of their award and the offer price.

•	The tender offer would be subject to:

•	a condition, which could be waived by Danisco, that the number of shares validly tendered and not withdrawn in the tender offer, together with the shares to be acquired from Eastman and Danisco's existing holdings, would total at least 90% of the outstanding shares of common stock of Genencor;

•	a condition, which could be waived by Danisco, that Genencor shall have delivered binding agreements by the holders of awards under the OI Plan, agreeing to the treatment of those awards in the manner described above; and

•	a non-waivable condition that a majority of the shares held by the minority stockholders (excluding management stockholders) shall have been validly tendered and not withdrawn.

•	The tender offer also would be subject to expiration of the waiting period under the Hart Scott Rodino Antitrust Act (and any applicable actions under the antitrust laws of any other jurisdiction), and other customary conditions, which may be waived by Danisco, including the conditions that there shall have been no:

•	pending or threatened adverse action by any governmental authority;

•	adverse change in the law;

•	material adverse change in the business of Genencor;

•	market disruption; or

•	competing offer for Genencor.

•	Danisco would agree, for the period following consummation of these transactions through the expiration of the appropriate statute of limitations period, to maintain the indemnification presently extended to the officers and directors of Genencor, and to cause Genencor to pay for a "tail" under the directors' and officers' insurance policy of Genencor to cover its officers and directors.

•	Genencor would approve the assignment to Danisco of the rights of Eastman under the Genencor Stockholder Agreement.

At the same time that Danisco enters into the Acquisition Agreement with Genencor, Danisco would enter into a stock purchase agreement with Eastman under which Eastman would sell its shares of stock in Genencor to Danisco. The price per common share to Eastman ($14.00 per share) would be less than the price in the tender offer to Genencor's minority stockholders, and the price per share of preferred stock would be less than its liquidation preference. Danisco expects that the stock purchase agreement with Eastman would close at the same time as the tender offer.

Genencor would file and publicly disclose the position of the special committee in a recommendation statement with the SEC (Schedule 14D-9) at the same time that Danisco would commence its tender offer and file its tender offer statement (Schedule TO). Danisco and Genencor would cooperate and coordinate in promptly responding to any comment letters by the SEC staff on these filings.

Following successful consummation of the tender offer, and closing of the purchase of the shares held by Eastman, Danisco would cause a "short form" merger by which Genencor would merge with an acquisition subsidiary of Danisco, and the minority stockholders who shall have neither tendered into the offer nor duly exercised their appraisal rights shall be entitled to the same consideration as paid in the tender offer, $17.00 per share of common stock, in cash.

Danisco would expect your cooperation to allow its representatives and counsel to conduct limited due diligence including review of contracts and other arrangements that may include "change of control" or other provisions requiring the consent of third parties. In that connection, attached is a preliminary Information List with respect to certain documents and other information which is needed as soon as possible.

Danisco has the resources to commence the tender offer, and carry out its other obligations under these transactions, immediately. Therefore, Danisco urges you as soon as possible to:

•	bring this letter to the attention of the special committee of the Board of Directors of Genencor; and

•	retain separate counsel for the special committee and an independent investment bank to render an opinion on the fairness of the Danisco Proposal.

An expert and rapid fairness opinion process is one of the key elements to ensure a successful transaction. Therefore the special committee should be urged to select a financial advisory team that has demonstrable, personal experience in delivering fairness opinions specifically in tender offers that also are going private transactions, and in presenting its conclusions in a manner that fully responds to the rules of the SEC, and the myriad sources of published or obtainable guidance that apply to this particular type of transaction. Clearly, Danisco in no way will influence the content of the analysis or conclusions of the financial advisor. However, since Danisco also must express an opinion on the fairness of the definitive offer to the minority stockholders of Genencor, Danisco expects to attach the fairness opinion as an exhibit to its tender offer statement, and to adopt and incorporate the underlying analysis into its tender offer statement. Danisco therefore would expect to have an opportunity to comment on the format and presentation (but not the content) of the analysis and conclusions of the financial advisor, for the purpose of ensuring that it is fully responsive to the applicable rules and other guidance of the SEC.

This letter, and all other communications among you and Danisco or its representatives and counsel, relating to this proposed transaction, as well as all reports and financial projections prepared for you in connection with Danisco's expression of interest, generally will have to be described in detail and publicly disclosed both in Danisco's Schedule TO and in Genencor's Schedule 14D-9.

This letter reflects Danisco's expression of interest only and is not binding on Danisco in any respect. Danisco is in a quiet period under the laws of Denmark, and expects that you will treat this expression of interest in the strictest confidence. Public announcement of receipt of this expression of interest will give Danisco the option to terminate this expression of interest immediately.

Either Soren Bjerre-Nielsen or Jorgen Rosenlund would be pleased to respond to any questions you may have regarding this letter.

Danisco would appreciate an initial response by the special committee to Danisco's expression of interest by the close of business on Friday, December 3, 2004.

Sincerely,
/s/ Robert A. McTamaney

After receipt of the Danisco Proposal and prior to the Genencor Board meeting on December 7, 2004, Cooley Godward prepared and circulated to the Genencor Board draft resolutions relating to the establishment of a special committee to evaluate and otherwise respond to the Danisco Proposal.

The Independent Directors met on December 6, 2004. In preparation for the meeting of the Genencor Board the next day, the Independent Directors discussed the proposed terms of the resolutions to be adopted regarding the establishment of a new special committee in connection with the Danisco Proposal, including the scope of the authority to be granted to such special committee. The Independent Directors next decided to renew the engagement of Morris Nichols and Heller Ehrman as legal advisors, and UBS as financial advisor, to the special committee that would be formed with respect to the Danisco Proposal.

The Genencor Board met at its regularly scheduled meeting on December 7, 2004 and discussed the Danisco Proposal. During the meeting, Mr. Bjerre-Nielsen on behalf of Danisco briefly described Danisco's strategy with respect to the Danisco Proposal and the directors engaged in discussions with respect to, among other matters, the proposed resolutions relating to the establishment and powers of the special committee. Among the proposed resolutions discussed were: (i) a proposed resolution for the special committee to have the right to exercise any other power that may be otherwise exercised by the Genencor Board and that the special committee may determine is necessary or advisable to carry out and fulfill its duties and responsibilities through the abandonment or completion of any possible transaction with Danisco; (ii) a proposed resolution to the effect that the Genencor Board would not recommend a transaction with Danisco or otherwise approve such a transaction without a prior favorable recommendation of the transaction by the special committee; and (iii) a proposed resolution regarding whether stock options or restricted stock awards should be granted to management at that time, and if so, whether the MDCC or the special committee should have the power and authority to grant any such awards. Members of the Board expressed different views about whether all of the proposed resolutions were appropriate and/or advisable in light of the circumstances, with the Independent Directors expressing their views in favor of adopting all of these proposed resolutions and the Danisco Nominees and Eastman Nominees expressing their views that in light of (i) the outcome of the Strategic Process, (ii) the apparent efforts by Danisco to structure the transaction in a manner to ensure that it would not be coercive to Unaffiliated Stockholders and (iii) the expectation that if the process or the terms of the proposed transaction lead the special committee to conclude that it requires additional duties, power or authority in order to proceed, then the special committee can and should come back to the Genencor Board to address those issues, not all of the proposed resolutions were necessary at that time.

After full discussion, a proposal was put to a vote of the Genencor Board to approve the proposed resolutions in a form that would include the proposed resolution described in clause (i) of the immediately preceding paragraph (but would not include the proposed resolution described in clause (ii) of the immediately preceding paragraph). The Danisco Nominees and the Eastman Nominees, constituting a majority of the Genencor Board, voted not to approve the proposal. The Independent Directors voted in favor of the proposal, and Genencor's Chairman, Jean-Jacques Bienaimé, abstained from the vote. Following the vote on the first proposal, a second proposal was put to a vote of the Genencor Board to approve the proposed resolutions in a form that would not include the proposed resolution described in clause (i) of the immediately preceding paragraph (and that would otherwise include the same resolutions that were included in the first proposal voted on by the Genencor Board). After further discussion, the Genencor Board unanimously (with Genencor's Chairman, Jean-Jacques Bienaimé, abstaining from the vote) adopted resolutions that, among other things, provided:

•	for the establishment of a special committee (the "Third Special Committee") consisting of Independent Directors Bruce C. Cozadd, Joseph A. Mollica and Norbert G. Riedel;

•	for the delegation to the Third Special Committee, to the fullest extent permitted by law, of the exclusive power and authority of the Genencor Board to:

•	review, evaluate, investigate and negotiate the terms and conditions of any transactions contemplated by the Danisco Proposal, as they may be modified, and any other transactions that might be considered by the Third Special Committee as a result of or in connection with the transactions contemplated by the Danisco Proposal (the "Possible Transactions," and any such transaction being referred to as a "Possible Transaction");

•	communicate with Danisco concerning the terms and conditions of any Possible Transaction;

•	make such reports and recommendations to the entire Genencor Board at such times and in such manner as the Third Special Committee considered appropriate; and

•	determine whether any Possible Transaction was fair to, and in the best interests of, Genencor and the Unaffiliated Stockholders;

•	that during the period from the date thereof through the abandonment or completion of a Possible Transaction:

•	the Genencor Board delegated to the Third Special Committee the power and authority to:

•	review, evaluate and investigate the possible grant or issuance of stock options, restricted stock and other stock-based awards to directors (other than the members of the Third Special Committee itself), officers and employees of Genencor and its subsidiaries as may be proposed by the MDCC;

•	make reports and recommendations to the MDCC and/or the entire Board at such times and in such manner as the Third Special Committee considered appropriate with respect to the Awards; and

•	the MDCC would not approve any Award without a prior favorable recommendation of the Award by the Third Special Committee;

•	authorization for the Third Special Committee to utilize and retain at Genencor's expense, such legal, financial, compensation and other advisors and consultants as the Third Special Committee deemed necessary, appropriate or advisable; and

•	that the members of the Third Special Committee shall receive the following compensation for serving as members of Third Special Committee:

•	a retainer of $10,000 per month in the case of the Chairman and $5,000 per month in the case of the other members of the Third Special Committee; and

•	$2,000 per meeting in the case of the Chairman and $1,000 per meeting in the case of the other members of the Third Special Committee.

On December 9, 2004, Genencor received a draft acquisition agreement (the "Acquisition Agreement") from Danisco.

The Third Special Committee met on December 9, 2004. At this meeting, the Third Special Committee reviewed and supported the MDCC's proposal with respect to the grant of stock options to management, noting that the proposal was consistent with prior practices, had been made prior to the receipt of the Danisco Proposal and that no stock options had been granted to management during the Strategic Process. The Third Special Committee, however, did not support a management proposal for the grant of restricted stock to senior management, which proposal had also been under consideration by the MDCC prior to the Danisco Proposal. The MDCC subsequently implemented its management stock option proposal. Mr. Cozadd reported that management was in the process of updating Genencor's long-term financial plan to account for new developments since the preparation of the long-term financial plan for the Strategic Process. The Third Special Committee asked Mr. Cozadd to arrange for a meeting between the Committee and management to discuss the financial plan. The Third Special Committee concluded that, although Danisco was interested in immediately entering into discussions with the Third Special Committee, it would not be appropriate to begin discussions with Danisco until the committee had reviewed and analyzed the financial plan and until it had the opportunity to consult further with UBS on financial matters. The Third Special Committee instructed Morris Nichols to convey that message to counsel for Danisco.

The Third Special Committee met again on December 13, 2004. Management advised the Third Special Committee of the changes it was considering for the revised financial plan. After discussion, the Third Special Committee agreed with management that certain changes were appropriate, such as the inclusion in the financial plan of specific projects that did not yet have board approval, but that the Third Special Committee believed were likely to be entered into. The Third Special Committee also authorized management to make adjustments in its model to reflect the current value of the Euro and changes in the business environment since the Strategic Process. The Third Special Committee also discussed the need for a confidentiality and standstill agreement with Danisco before Danisco commenced due diligence with respect to Genencor. The Third Special Committee had notified

Danisco on December 7, 2004 that no confidential information would be provided to Danisco without a confidentiality and standstill agreement.

Genencor management delivered its revised long-term financial plan to the Third Special Committee and UBS on December 16, 2004. Mr. Cozadd and UBS each independently reviewed the revised management projections, which had not been made available to the entire Genencor Board, and noted (with respect to Mr. Cozadd, based on his knowledge of Genencor and his involvement in the Strategic Process, and with respect to UBS, based on its preliminary due diligence review of Genencor and discussions with Genencor's management) that the revised management projections, particularly with respect to the revenue growth rates and EBITDA margins in Genencor's non-health care business, seemed aggressive and that certain assumptions underlying the projections appeared not to be adequately supported.

The Third Special Committee met on December 19, 2004 and discussed, among other things, management's long-term financial plan and the proposed Acquisition Agreement. The Third Special Committee directed UBS to perform a sensitivity analysis on the revenue growth rates and EBITDA margins reflected in the financial plan for Genencor's non-health care business and to report back to the Third Special Committee. UBS continued its due diligence with respect to management's long-term financial plan and on December 20, 2004 sent an overview of the plan to the Third Special Committee.

The Third Special Committee met on December 22, 2004 with representatives of UBS to review management's long-term financial plan and to consider whether certain targets set forth in management's long-term financial plan could be achieved, particularly focusing on the revenue growth rates and EBITDA margins reflected in such financial plan for Genencor's non-health care business. At this meeting, UBS discussed with the Third Special Committee UBS' due diligence investigation to date and the overview of management's long-term financial plan previously provided to the Third Special Committee on December 20, 2004, including the potential impact that a 1% decrease in the assumed revenue growth rates and EBITDA margins for Genencor's non-health care business could have on a discounted cash flow analysis of Genencor. The Third Special Committee also considered the relationship between management's long-term financial plan and the financial plan used for the Strategic Process and the extent to which it believed that intervening developments justified the magnitude of the proposed revisions to the financial plan used for the Strategic Process. The Third Special Committee decided that while any one or more of the anticipated improvements might be achieved, in light of Genencor's prior performance and discussions with UBS regarding the results of its due diligence review of Genencor, it was unlikely that all of them would be achieved as planned.

The Third Special Committee instructed UBS to indicate to Danisco's financial advisor that based on a number of factors, including management's long-term financial plan, the price specified in the Danisco Proposal was unacceptable; that the Third Special Committee would entertain a price greater than $20.00; and that the Third Special Committee did not want to address any contract terms until an understanding was reached on price. On December 23, 2004, UBS delivered the Third Special Committee's message to representatives of Deutsche Bank Securities Inc., Danisco's financial advisor. On December 27, 2004, Deutsche Bank indicated that Danisco would be willing to raise its price to the public stockholders to $17.75 per share.

The Third Special Committee met on December 29, 2004. During that meeting, the Third Special Committee determined that based upon the information that it had reviewed and analyzed to date, it would consider an offer from Danisco at a price between $19.00 and $20.00 per share. The Third Special Committee authorized UBS to inform Danisco that, in light of the information available to the Committee, the Committee would not consider an offer of less than a 20% premium to the price of Genencor common stock.

On January 16, 2005, Mr. Bjerre-Nielsen called Mr. Cozadd and told him that Danisco and Eastman had reached a preliminary understanding on price for the purchase by Danisco of all of Eastman's common and preferred shares for a total purchase price of $419 million, and that Danisco was prepared to pay a 20% premium to the public stockholders of Genencor, calculated over a 180-day period. Mr. Cozadd responded that the 180-day period calculation was highly unusual, and that the resulting $18.75 per share price was unlikely to be acceptable to the Third Special Committee. Mr. Bjerre-Nielsen requested that the Third Special Committee authorize legal counsel to enter into discussions on contract terms while the price negotiations continued.

The Third Special Committee met on January 17, 2005. The Committee instructed UBS to continue further price discussions with Deutsche Bank with the objective of securing a 20% premium over the trading price of Genencor common stock during a period of not more than 30 days. The Third Special Committee also instructed UBS to inform Deutsche Bank that the Third Special Committee was not willing to discuss other contract terms until reaching an understanding on price.

On January 19, 2005, Mr. Cozadd, after consulting with the members of the Third Special Committee and the advisors to the Third Special Committee, contacted Mr. Bjerre-Nielsen. Mr. Cozadd informed Mr. Bjerre-Nielson that $19.25 per share would be a price that he could take to the Third Special Committee for its consideration, that he would request UBS to evaluate from a financial point of view, and at which he could recommend that Genencor and Danisco begin to negotiate the Acquisition Agreement.

Later that day, after further price negotiations, the Third Special Committee and Danisco reached an agreement in principle for a price to the public stockholders of Genencor of $19.25 per share. Danisco conditioned the agreement in principle on the requirement that all stock awards be cashed out in the merger and assuming that a transaction could be entered into by January 27, 2005. The Third Special Committee authorized its counsel and counsel to Genencor to deliver a revised version of the Acquisition Agreement to Danisco.

The Third Special Committee met on January 20, 2005 to discuss the terms of the Acquisition Agreement and a strategy for announcing a transaction by January 27, 2005. The Committee agreed that Mr. Cozadd and representatives from Cooley Godward, Heller Ehrman and Morris Nichols would discuss with counsel to Danisco several issues relating to the Acquisition Agreement, including the need for Genencor to have an effective post-signing "market check" mechanism if the transaction were to proceed on the proposed schedule.

In connection with Eastman's consideration of the sale of its Genencor common and Series A Preferred Stock to Danisco, Eastman requested that Genencor provide Merrill Lynch, Eastman's financial advisor, with financial information relating to Genencor and certain information regarding the Strategic Process. Genencor agreed to provide to Merrill Lynch the information that had been requested on the conditions that: (a) Eastman sign a confidentiality agreement; and (b) the requested information would only be provided to Merrill Lynch, which could only share the information with Eastman to the extent necessary in connection with Merrill Lynch's delivery of an opinion to the board of directors of Eastman regarding the transaction contemplated by the Stock Purchase Agreement. Eastman signed a confidentiality agreement on January 24, 2005 and, on that same day, Merrill Lynch received information relating to the preliminary bids received in the Strategic Process, information relating to management's long-term financial plan, information relating to Genencor's results of operations for the month of November 2004 and the Genencor projections that were provided to bidders in the Strategic Process. On January 26, 2005, Merrill Lynch was provided with revised financial information prepared by the management of Genencor relating to Genencor's health care business.

During December 2004 and early January 2005, Genencor and Danisco negotiated the terms of a non-disclosure agreement. The Third Special Committee would not permit Danisco to conduct due diligence with respect to Genencor unless the non-disclosure agreement contained standstill provisions, but did provide Danisco with a revenue breakdown by region for the purposes of antitrust analysis. Danisco refused to sign a non-disclosure agreement with standstill provisions and, therefore, was not provided access to non-public information with respect to Genencor although the Danisco Nominees already had possession of non-public information in connection with their service on the Genencor Board. Shortly before the Acquisition Agreement was signed, Danisco signed a non-disclosure agreement without a standstill provision so that it could receive and review Genencor's disclosure schedule to the Acquisition Agreement. No other information was provided to Danisco and Danisco agreed to restrict its use of such information to the exercise of its rights under a definitive Acquisition Agreement.

On several occasions during January 2005, Danisco requested a copy of UBS' preliminary financial analysis. The Third Special Committee informed Danisco that it would not be appropriate for Danisco to be provided with UBS' financial analysis prior to signing the Acquisition Agreement, and that Danisco would have to arrive at its own fairness determination.

The Third Special Committee met on January 25, 2005. At this meeting, UBS reviewed with the Third Special Committee on a preliminary basis financial aspects of the proposed transaction with Danisco and informed the Third Special Committee that, assuming no material changes and subject to review of the final negotiated terms of the proposed transaction, it believed it would be in a position to render to the Third Special Committee an opinion, if requested, as to the fairness, from a financial point of view, of the cash consideration to be received in the proposed transaction by holders of Genencor common stock (other than Danisco, Eastman, and their respective affiliates). Counsel then led a discussion on the material terms of the Acquisition Agreement and related agreements, including items currently under negotiation.

After the Third Special Committee's Meeting on January 25, 2005, Genencor learned that one of the projects contemplated in management's long-term financial plan would not go forward as reflected in the financial plan. Management accordingly revised its long-term financial plan to reflect this new development.

The Third Special Committee met on January 26, 2005. Counsel led a discussion of the material terms of the Acquisition Agreement. UBS then reviewed with the Third Special Committee its financial analysis of the cash consideration provided for in the Offer and the Merger, which financial analysis was substantially similar to UBS' presentation to the Third Special Committee on January 25, 2005 except that this presentation was updated to reflect market data as of January 25, 2005 and the change in management's long-term financial plan as discussed above with respect to one of the projects reflected in the plan. The Third Special Committee and UBS noted that the financial data reflected in management's plan with such project as originally conceived versus the financial data reflected in management's plan updated with respect to such project did not vary significantly and did not materially impact the financial analysis of the cash consideration. Also at this meeting, UBS delivered to the Third Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 26, 2005, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the cash consideration to be received in the Offer and the Merger by holders of Genencor common stock (other than Danisco, Eastman, and their respective affiliates) was fair, from a financial point of view, to such holders.

Following a thorough discussion, the Third Special Committee unanimously:

•	determined that the Offer and the Merger are fair to, and in the best interests of, the Unaffiliated Stockholders;

•	recommended that the Genencor Board approve the Acquisition Agreement and the transactions contemplated thereby;

•	recommended that the Unaffiliated Stockholders accept the Offer and tender their shares of Genencor common stock to Danisco pursuant to the Offer; and

•	recommended that the Unaffiliated Stockholders adopt the Acquisition Agreement if the approval of Genencor's stockholders is required by applicable law in order to consummate the Merger.

Later in the evening on January 26, 2005, the Genencor Board convened. The Danisco Nominees recused themselves from the meeting. At the meeting, a representative of Cooley Godward described to and discussed with the Genencor Board the material terms of the Acquisition Agreement and related agreements, and the Third Special Committee reported to the Genencor Board with respect to its deliberations and its recommendation with respect to the Offer and the Merger. Based on the recommendation of the Third Special Committee and various other factors described in this document under "Recommendation of the Special Committee and the Genencor Board; Fairness of the Offer and the Merger—Reasons for the Recommendation of the Genencor Board," the Genencor Board:

•	approved and declared advisable the Acquisition Agreement;

•	determined that the Acquisition Agreement, the Offer and the Merger are fair to, and in the best interests of, the Unaffiliated Stockholders; and

•	recommended that the Unaffiliated Stockholders accept the Offer and tender their shares of common stock of Genencor to Acquisition Sub pursuant to the Offer and that stockholders of Genencor approve and adopt the Acquisition Agreement, if approval of Genencor's stockholders is required by applicable law in order to consummate the Merger.

The parties executed the Acquisition Agreement early in the morning on January 27, 2005, and the transaction was publicly announced in Europe and the United States by joint press release on January 27, 2005.

Discussions Between Danisco and Eastman Leading to the Stock Purchase Agreement

In response to being informed on September 24, 2004 that the Strategic Committee had terminated its efforts to identify and consider strategic alternatives for Genencor, on October 18, 2004, a telephonic meeting concerning Genencor was held among J. Brian Ferguson (Chairman of the Board and Chief Executive Officer of Eastman), Richard A. Lorraine (Senior Vice President and Chief Financial Officer of Eastman) and Mr. Rogers from Eastman and Mr. Duch-Pedersen and Mr. Bjerre-Nielsen from Danisco. Mr. Duch-Pedersen and Mr. Ferguson each acknowledged, on behalf of Danisco and Eastman, respectively, that each was disappointed with the proposals that emerged from the Strategic Process, and each was not satisfied with its ability, as a significant stockholder but with less than a majority interest, to influence the direction of Genencor or to realize on the value of its investment. Mr. Ferguson indicated that Eastman intended to continue to explore opportunities to monetize its investment in Genencor. Mr. Duch-Pedersen indicated that he intended to discuss possible alternatives for Danisco with Danisco's directors.

On November 16, 2004, Mr. Duch-Pedersen called Mr. Ferguson and expressed an interest by Danisco in buying the 25 million Shares held by Eastman at $13.50 per Share, and in buying the 485 shares of Series A Preferred Stock held by Eastman at a price equal to 75% of the liquidation preference of the Series A Preferred Stock (including accrued but unpaid dividends). In a further telephonic discussion on November 17, 2004, Mr. Duch-Pederson and Mr. Ferguson discussed a possible transaction at $14.00 per Share and a total transaction price of $419.0 million. Mr. Duch-Pedersen stated that such a transaction would be conditioned on Danisco obtaining a sufficient number of additional Shares, through a tender offer or otherwise, to aggregate 90% of the outstanding Shares.

On November 22, 2004, in a series of telephone conversations among Mr. Bjerre-Nielsen, Mr. Rosenlund and Poul Jørgen Jensen (Vice President, Acquisition Department of Danisco) from Danisco and Mr. Lorraine and Ms. Lee from Eastman, Danisco and Eastman established that subject to negotiation of definitive agreements, Eastman would be willing to sell to Danisco, and Danisco would be willing to buy from Eastman, the 25 million Shares of Genencor held by Eastman at a price of $14.00 per Share, and the 485 shares of Series A Preferred Stock of Genencor held by Eastman at a price equal to 75% of the liquidation preference of the Series A Preferred Stock (including accrued but unpaid dividends), or a total transaction price of $419.0 million. The participants discussed whether or not the transaction would be conditioned on Danisco obtaining an aggregate of 90% of the outstanding Shares, and the Danisco representatives repeated their position that such a linkage was a necessary part of the proposed transaction from Danisco's perspective. The Eastman representatives did not agree to that linkage but were prepared to move forward with negotiations.

On November 29 and 30, 2004, Mr. Bjerre-Nielsen and Mr. Rosenlund met with Mr. Lorraine and Ms. Lee, together with legal counsel for Danisco and Eastman, in the offices of counsel to Eastman in

New York City. During these meetings, Danisco and Eastman discussed open issues on a draft of the Stock Purchase Agreement which Danisco's counsel had prepared and distributed on November 25, 2004, and the Danisco representatives described to the Eastman representatives the general manner in which Danisco proposed to seek to acquire the balance of the Shares. Following those meetings, Danisco and Eastman had not yet reached an agreement on the terms of the transaction but expressed an interest in continuing to try to resolve the open issues.

Following the meeting of the Genencor Board on December 7, 2004, representatives of Danisco and Eastman, and their legal counsel, held periodic discussions but did not reach agreement on any substantive terms in the draft Stock Purchase Agreement.

On December 31, 2004, Mr. Bjerre-Nielsen called Mr. Lorraine and reported that the price per Share in the discussions with Genencor was increasing to a price greater than $18.00, and sought but did not receive confirmation that Eastman still would be willing to accept $14.00 per Share in that circumstance. On January 6, 2005, Mr. Ferguson called Mr. Duch-Pedersen and stated that Eastman expected an increase in the price to be paid for Eastman's Shares if the price to the public stockholders increased to a price greater than $18.00 per Share, but Mr. Duch-Pedersen remained firm on a total transaction price of $419.0 million for all of Eastman's investment in Genencor.

During January 12 and January 13, 2005, Mr. Duch-Pedersen and Mr. Ferguson had several conversations in which they established that the price per Share under the Stock Purchase Agreement would increase to $15.00, but confirmed that the total aggregate payment from Danisco to Eastman for its Shares and Series A Preferred Stock would be $419.0 million, notwithstanding the price demands at that time from the Special Committee for the public transaction.

On January 25 and January 26, 2005, Mr. Bjerre-Nielsen and Mr. Rosenlund met with Ms. Lee, together with counsel for Danisco and counsel for Eastman, at the offices of counsel to Danisco in New York City, and conducted the negotiations that resulted in the final terms of the Stock Purchase Agreement. In connection with those negotiations Ms. Lee and counsel to Eastman were invited to participate in certain of the negotiations that were being conducted between representatives of Danisco and representatives of the Special Committee regarding the Acquisition Agreement, the final terms of which were subject to review by Eastman pursuant to the Stock Purchase Agreement.

During the course of these discussions, counsel to the Third Special Committee and counsel to Genencor provided to counsel to Danisco and counsel to Eastman comments to certain portions of the Stock Purchase Agreement, including a portion of the Stock Purchase Agreement that appeared to be inconsistent with the provisions of the Acquisition Agreement. Specifically, the Stock Purchase Agreement provided that if certain conditions to Danisco's obligation to close the transaction contemplated by the Stock Purchase Agreement were not satisfied, Danisco was not entitled to close the Offer. In contrast, under the Acquisition Agreement, the closing of the transaction contemplated by the Stock Purchase Agreement was not a condition to the closing of the Offer. Counsel to the Third Special Committee requested that this provision be deleted from the Stock Purchase Agreement. Mr. Cozadd also participated in discussions regarding this provision, as did Mr. Rosenlund. Following discussions, Danisco and Eastman agreed to delete certain conditions to Danisco's obligation to close the transaction contemplated by the Stock Purchase Agreement (thereby making it more difficult for Danisco to refuse to close such transaction), but did not delete the provision of the Stock Purchase Agreement that was the subject of the request.

Early in the morning of January 27, 2005, Danisco and Eastman executed the Stock Purchase Agreement, and the transaction was publicly announced later that morning.

2.    RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE GENENCOR BOARD; FAIRNESS OF THE OFFER AND THE MERGER

Recommendation of the Special Committee and the Genencor Board

On January 26, 2005, the Special Committee formed to consider the Danisco Proposal (which is referred to above as the "Third Special Committee," but is referred to in the remainder of this Offer to Purchase as the "Special Committee") unanimously:

•	determined that the Offer and the Merger are fair to, and in the best interests of, the Unaffiliated Stockholders;

•	recommended that the Genencor Board approve the Acquisition Agreement and the transactions contemplated thereby;

•	recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer; and

•	recommended that the Unaffiliated Stockholders adopt the Acquisition Agreement if the approval of Genencor's stockholders is required by applicable law to consummate the Merger.

On January 26, 2005, after hearing the Special Committee's recommendation, the Genencor Board, by unanimous vote of all directors, except for the Danisco Nominees who recused themselves from the meeting of the Genencor Board:

•	approved and declared advisable the Acquisition Agreement;

•	determined that the Acquisition Agreement, the Offer and the Merger are fair to, and in the best interests of, the Unaffiliated Stockholders; and

•	recommended that the Unaffiliated Stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and that the stockholders of Genencor approve and adopt the Acquisition Agreement, if approval of Genencor's stockholders is required by applicable law to consummate the Merger.

Reasons for the Recommendation of the Special Committee

In the course of reaching its decision to recommend the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger, the Special Committee consulted with its legal and financial advisors and considered a number of factors, including the following:

Positive Factors

•	the Special Committee's belief that the Offer Price is attractive in light of Genencor's historical financial performance and business prospects, as reflected in management's projections as adjusted by the Special Committee to reflect the Special Committee's judgment as to the best currently available estimate of Genencor's future financial performance; and in particular that the Offer Price represented an attractive multiple of 2004 and 2005 projected EBITDA, as compared to similar multiples for comparable companies; that it represented an attractive multiple of EBITDA over the last 12 months as compared to similar multiples for comparable transactions; and that it was within the range of implied per share values derived from a discounted cash flow analysis based on the adjusted projections;

•	that the Offer Price represents a significant increase over Danisco's initial offer of $17.00 per Share and the Special Committee's belief, formed after negotiation with Danisco, that a higher price, in all likelihood, could not be obtained;

•	the fact that Genencor engaged in significant efforts to pursue strategic alternatives during the Strategic Process which did not result in any firm offers or expressions of interest at prices greater than or equal to $19.25 per Share;

•	that the Offer Price is significantly greater than the $15.00 per Share to be paid to Eastman pursuant to the Stock Purchase Agreement for its Shares and the fact that Eastman agreed to accept $15.00 per Share for its Shares and a significant discount to the liquidation value of its preferred stock;

•	the financial presentation of UBS, including its opinion dated January 26, 2005, to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the $19.25 per Share cash consideration to be received in the Offer and the Merger by holders of Genencor common stock (other than Danisco, Eastman, and their respective affiliates), as more fully described below under the caption "Opinion of the Special Committee's Financial Advisor;"

•	the fact that, although the Special Committee directed UBS to use adjustments to management's projections in performing its analyses, if the same analyses were performed using management's projections without the adjustments, the Special Committee believed that the multiples of revenues, EBITDA, net income and earnings per Share that the Offer Price represents compares favorably to the multiples of revenues, EBITDA and earnings per Share based on management's projections, and falls within the range, albeit at the lower end, of values implied by a discounted cash flow analysis based on those projections;

•	that the Offer Price represents a premium of approximately 23.9% over the closing price of Genencor common stock on January 26, 2005, the last trading day immediately prior to the public announcement by Danisco of the Offer;

•	that the Offer Price represents a premium over the average trading prices for shares of Genencor common stock for the one-month, two-month, three-month and six-month periods ended January 26, 2005 (premiums of 19.4%, 19.7%, 19.7%, and 21.4%, respectively);

•	that the consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger would be payable in cash, which eliminates risks inherent in pursuing other strategic alternatives including the continued independent operation of Genencor;

•	the Special Committee's concern that a tender offer unilaterally commenced by Danisco without a recommendation of the Special Committee could have been offered at a price lower than that negotiated and recommended by the Special Committee, although the Special Committee was aware that the terms of the Stockholder Agreement would provide continuing rights to Genencor as described above in "Special Factor—Background of the Offer"—Stockholder Agreement Among Genencor, Danisco and Eastman";

•	that the Offer and Merger are not subject to any financing condition, and the belief that Danisco has the ability and desire to complete the Offer and Merger in a timely manner;

•	the terms and conditions of the Acquisition Agreement including the fact that the Acquisition Agreement:

•	does not preclude third parties from making unsolicited proposals after execution of the Acquisition Agreement;

•	permits the Special Committee to waive standstill agreements Genencor has with third parties who participated in the Strategic Process;

•	does not prevent the Special Committee from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Acquisition Agreement, to provide information to and engage in negotiations with any third parties;

•	permits Genencor to terminate the Acquisition Agreement if a third party makes a proposal contemplating a transaction that would, if consummated, be more favorable to the Unaffiliated Stockholders than the Offer and the Merger, subject to the terms of the Agreement including the right of Danisco to match any proposal;

•	does not contain any "break-up" fee provisions;

•	does not condition the closing of the Offer on the closing of the purchase of the Genencor common stock held by Eastman pursuant to the Stock Purchase Agreement;

•	contains only limited conditions to closing; and

•	provides that Genencor stockholders who do not tender their Shares will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a vote is required to approve the Merger.

The Acquisition Agreement is attached as Annex D to this Offer to Purchase. Genencor stockholders are urged to read the summary of the terms of the Acquisition Agreement beginning on page D-1 of this Offer to Purchase and to read the Acquisition Agreement in its entirety.

The Special Committee also considered various procedural factors that weighed in favor of the fairness of both the process that led to the Acquisition Agreement and the terms of the Acquisition Agreement including:

•	that the Special Committee consisted entirely of non-employee independent directors who are not affiliated with Danisco or Eastman (or their respective affiliates) in any way and who acted to represent solely the interests of the Unaffiliated Stockholders;

•	that the Acquisition Agreement was the product of extensive negotiations of the price and terms of the Offer and the Merger between the Special Committee and its legal and financial advisors, on the one hand, and Danisco and its legal and financial advisors, on the other;

•	that the Special Committee retained and received advice from its own legal counsel, Heller Ehrman and Morris Nichols, and financial advisor, UBS, to assist the Special Committee in its negotiations and deliberations in connection with the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	that a majority of the shares held by stockholders other than Danisco, Eastman, their respective affiliates and the officers and directors of Genencor and their affiliates must be tendered in order for the Offer to be completed.

Other Factors

The Special Committee did not consider liquidation value or book value to be useful indicators of value for Genencor because Genencor's value as a going concern exceeds its liquidation value and book value. Rather, the Special Committee focused on measures that it believed better reflected the value of Genencor as a going concern, such as those discussed under "Positive Factors." The Special Committee also did not consider purchase prices paid by Danisco for past purchases of Genencor shares in the past two years because there have not been any such purchases (other than the proposed purchase by Danisco of Eastman's Shares pursuant to the Stock Purchase Agreement). The Special Committee also did not consider any firm offers to purchase Genencor in the past two years because there have not been any such firm offers.

The Special Committee also did not consider it significant that the final Offer Price was less than the price conveyed to Danisco on behalf of the Special Committee when it commenced price negotiations. The Special Committee did not view its initial asking price of more than $20.00 per Share as a minimum fair price, but instead viewed its asking price as part of a negotiation strategy directed at obtaining the highest possible price for the public stockholders.

Negative Factors

The Special Committee also considered factors that did not weigh in favor of the fairness of the Offer and Merger, including:

•	if the Offer and the Merger are completed, the public stockholders will no longer have the opportunity to participate in the increases, if any, in the value of Genencor and its business;

•	the receipt of the $19.25 per share cash price in the Offer and the Merger will generally be taxable to Genencor's stockholders; and

•	the risk that the conditions to the Offer may not be satisfied and, therefore, the purchase of Shares pursuant to the Offer and the Merger may not be completed.

This discussion summarizes the material factors considered by the Special Committee. These included factors that support as well as weigh against the Offer and the Merger. In view of the wide variety of factors considered as part of its evaluation of the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger, and the complexity of these matters, the Special Committee did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered as part of its determination. In addition, the Special Committee did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Special Committee conducted an overall analysis of the factors described above, and discussed various of these factors with its legal and financial advisors. In considering the factors described above, individual members of the Special Committee may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Acquisition Agreement with Danisco and the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger. The determination that the Offer, the Merger and the Acquisition Agreement are advisable, fair to and in the best interests of the Unaffiliated Stockholders was made after consideration of all of these factors as a whole. The Special Committee concluded that the factors that support the fairness of the Offer and the Merger, when considered as a whole, outweighed the negative factors.

Reasons for the Recommendation of the Genencor Board

The recommendation of the Genencor Board was based on:

•	the views expressed by the Special Committee with respect to the Offer and the Merger and the recommendation of the Special Committee described above;

•	the fact that the Special Committee received an opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $19.25 per Share cash consideration to be received in the Offer and the Merger by holders of Genencor common stock (other than Danisco, Eastman and their respective affiliates), as more fully described below under the caption "Opinion of the Special Committee's Financial Advisor";

•	the terms of the Acquisition Agreement; and

•	the information obtained in the recent Strategic Process.

The Danisco Nominees recused themselves from the vote on the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement because they believed it was appropriate for them to do so in light of the fact that: (a) they are all senior executives of Danisco and Danisco's appointees to the Genencor Board; (b) the Genencor Board formed the Special Committee to, among other things, determine whether the Offer and Merger are fair to, and in the best interests of, the Unaffiliated Stockholders; and (c) there were a sufficient number of directors on the Genencor Board to approve the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement without their participation.

This discussion summarizes the material factors considered by the Genencor Board as part of its evaluation of the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger. In view of the wide variety of factors considered as part of its evaluation of the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger. Given this and the complexity of the various factors, the Genencor Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in connection with its determination. In addition, the Genencor Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Genencor Board conducted an overall analysis of the factors described above, and discussed various of these factors with its legal advisors. In considering the factors described above, individual members of the Genencor Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Acquisition Agreement with Danisco and the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger. The determination that the Offer, the Merger and the Acquisition Agreement are advisable, fair to and in the best interests of the Unaffiliated Stockholders was made after consideration of all of these factors as a whole. The Genencor Board concluded that the factors that support the fairness of the Offer and the Merger, when considered as a whole, outweighed the negative factors.

Opinion of the Special Committee's Financial Advisor

On January 26, 2005, at a meeting of the Special Committee held to evaluate the Offer and the Merger, UBS delivered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated January 26, 2005, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the cash consideration to be received in the Offer and the Merger by holders of Genencor common stock (other than Danisco, Eastman, and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of UBS' opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS, is attached as Annex B to the Schedule 14D-9 and is incorporated into this document by reference. UBS' opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Genencor common stock (other than Danisco, Eastman, and their respective affiliates) and does not address any other aspect of the Offer or the Merger. UBS' opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available with respect to Genencor or the underlying business decision of Genencor to proceed with the Offer and the Merger. UBS' opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Genencor common stock in the Offer or as to how to vote or act with respect to any matters relating to the Offer or the Merger. Holders of Genencor common stock are encouraged to read UBS' opinion carefully in its entirety. The summary of UBS' opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS:

•	reviewed publicly available business and historical financial information relating to Genencor;

•	reviewed internal financial information and other data relating to Genencor's business and financial prospects that were provided to UBS by Genencor's management and not publicly available, and in particular financial forecasts and estimates prepared by Genencor's management as adjusted by the Special Committee;

•	conducted discussions with members of the senior management of Genencor and the Special Committee concerning Genencor's business and financial prospects;

•	reviewed current and historical market prices and trading volumes of Genencor common stock;

•	reviewed publicly available financial and stock market data with respect to companies in lines of businesses UBS believed to be generally comparable to those of Genencor;

•	compared the financial terms of the Offer and the Merger with publicly available financial terms of other transactions UBS believed to be generally relevant;

•	reviewed an execution form of the Acquisition Agreement distributed on January 26, 2005; and

•	conducted other financial studies, analyses and investigations, and considered other information, as UBS deemed necessary or appropriate.

In connection with its review, with the Special Committee's consent, UBS did not assume any responsibility for independent verification of any of the information that UBS was provided or reviewed for the purpose of its opinion and, with the Special Committee's consent, UBS relied on that information being complete and accurate in all material respects. In addition, at the Special Committee's direction, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Genencor and was not furnished with any evaluation or appraisal. With respect to the financial forecasts and estimates that it reviewed, UBS assumed, at the Special Committee's direction, that such forecasts, as adjusted, were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of Genencor. UBS' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion.

UBS was not asked to, and it did not, offer any opinion as to the terms of the Acquisition Agreement, the form of the Offer or the Merger or any matters pertaining to the transaction contemplated by the Stock Purchase Agreement. UBS assumed, with the Special Committee's consent, that each of Genencor, Danisco and Acquisition Sub would comply with all material terms of the Acquisition Agreement and that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement. In addition, UBS assumed, with the Special Committee's consent, that the final Acquisition Agreement would not differ in any material respect from the execution form that UBS reviewed. UBS also assumed, with the Special Committee's consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained without any adverse effect on Genencor, the Offer or the Merger. In connection with its engagement, UBS was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of Genencor. Representatives of Genencor advised UBS, however, and UBS took into account for purposes of its opinion, that third-party indications of interest regarding a possible business combination or similar transaction involving Genencor had been solicited on behalf of Genencor in the past.

Except as described above, the Special Committee imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. In connection with rendering its opinion to the Special Committee, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and the selected precedent transactions analysis summarized below, no company or transaction used as a comparison is either identical or directly comparable to Genencor or the Offer and the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS' analyses and opinion. None of the analyses performed by UBS was assigned greater significance or reliance by UBS than any other. UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.

The estimates of the future performance of Genencor in or underlying UBS' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genencor. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

The cash consideration was determined through negotiation between the Special Committee and Danisco and the decision to recommend the Offer and the Merger was solely that of the Special

Committee and the Genencor Board. UBS' opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Special Committee or the Genencor Board of directors or management with respect to the Offer and the Merger or the cash consideration payable in the Offer and the Merger.

Copies of UBS' written presentations to the Special Committee have been attached as exhibits to the Schedule 13E-3 filed by Genencor with the SEC and will be available for inspection and copying at Genencor's principal executive offices during regular business hours by any interested stockholder or any representative of the stockholder who has been so designated in writing and may be inspected and copied at the office of, and obtained by mail from, the SEC.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Special Committee in connection with its opinion relating to the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS' financial analyses. For purposes of its analyses, UBS utilized financial forecasts and estimates prepared by Genencor's management, referred to below as the "Management Plan," as adjusted by the Special Committee to reflect two potential scenarios. The first scenario, referred to below as the "Adjusted Management Plan A," reflected, at the Special Committee's direction, a 1% decline from the Management Plan in non-healthcare annual revenue growth rates and a 2% decline from the Management Plan in annual non-healthcare EBITDA margins for calendar years 2005 and thereafter. The second scenario, referred to below as the "Adjusted Management Plan B," reflected, at the Special Committee's direction, a 2% decline from the Management Plan in non-healthcare annual revenue growth rates and a 3% decline from the Management Plan in annual non-healthcare EBITDA margins for calendar years 2005 and thereafter. See "Special Factors—Certain Projected Financial Data Relating to Genencor." In calculating implied enterprise and equity values for Genencor in the analyses described below, UBS assumed a 50% discount to book value for Genencor's Series A Preferred Stock.

Selected Public Companies Analysis

UBS compared selected financial information for Genencor with corresponding financial information of the following four publicly traded diversified biotechnology companies in the healthcare industry, referred to below as the "Industrial Biotech/Enzyme Manufacturing Companies," and three publicly traded companies in the specialty chemicals sector of the chemicals industry, referred to below as the "Specialty Chemicals Companies":

Industrial Biotech/Enzyme Manufacturing Companies	Specialty Chemicals Companies
• Diversa Corporation	• Ciba Specialty Chemicals Holding Inc.
• DSM N.V.	• Johnson Matthey Plc
• Maxygen, Inc.	• Lonza Group AG
• Novozymes A/S

UBS reviewed, among other things, enterprise values, calculated as equity value, plus debt, plus minority interest, plus preferred stock, less cash, as multiples of calendar years 2004 and 2005 estimated revenue and EBITDA. UBS also reviewed equity values as a multiple of calendar years 2004 and 2005 estimated earnings per share ("EPS"). UBS then compared the multiples derived for the selected companies with corresponding multiples for Genencor based on the closing price of Genencor common stock on January 25, 2005 as well as corresponding multiples implied for Genencor based on the cash consideration payable in the Offer and the Merger of $19.25 per Share. Financial data for the selected companies were based on closing stock prices on January 25, 2005. Estimated financial data for the selected companies were based on publicly available research analysts' estimates. Estimated financial data for Genencor were based on publicly available research analysts' estimates, referred to in the table below as "Street Forecasts," and on the Adjusted Management Plan A and the Adjusted Management Plan B. This analysis indicated the following implied mean, median, high and low multiples for the selected companies, as compared to corresponding multiples implied for Genencor based both on the closing price of Genencor common stock on January 25, 2005 and the cash consideration payable in the Offer and the Merger of $19.25 per Share:

	Enterprise Value as Multiples of:				Equity Value as Multiple of:
	2004E Revenue	2005E Revenue	2004E EBITDA	2005E EBITDA	2004E EPS	2005E EPS
Implied Multiples for Selected Companies
Mean	3.1x	3.1x	9.1x	8.3x	18.3x	15.7x
Median	2.0x	1.8x	9.4x	8.8x	17.0x	15.4x
High	9.5x	10.9x	12.7x	12.1x	24.3x	22.6x
Low	0.5x	0.5x	5.0x	4.5x	13.4x	11.2x

Implied Multiples for Genencor Based on Closing Stock Price on 1/25/05
Street Forecasts	2.3x	2.3x	12.1x	10.9x	43.8x	34.1x
Adjusted Management Plan A	2.3x	2.2x	12.6x	17.1x	43.4x	38.8x
Adjusted Management Plan B	2.3x	2.2x	12.6x	18.8x	43.4x	46.6x

Implied Multiples for Genencor Based on Cash Consideration in Offer and Merger
Street Forecasts	2.9x	2.9x	15.5x	14.0x	55.0x	42.8x
Adjusted Management Plan A	2.9x	2.8x	16.2x	22.0x	54.4x	48.7x
Adjusted Management Plan B	2.9x	2.8x	16.2x	24.2x	54.4x	58.4x

Selected Precedent Transactions Analysis

UBS reviewed implied enterprise values and equity values in the following 19 selected transactions involving companies in the specialty chemicals sector of the chemicals industry announced between March 1, 1999 and April 15, 2004:

Target	Acquiror
• Noveon International, Inc.	• Lubrizol Corporation
• Avecia Group plc (Biocides Business)	• Arch Chemicals, Inc.
• CP Kelco ApS	• J.M. Huber Corporation
• International Specialty Products Inc.	• Samuel J. Heyman
• Roche Holding Ltd. (Vitamins and Fine Chemicals Division)	• DSM N.V.
• Bayer AG (Haarmann & Reimer GmbH)	• EQT Partners
• Degussa AG (SKW Gelatin & Specialties Business)	• Sobel N.V.
• MW. Edison (Ausimont NV)	• Solvay S.A.
• Avecia Group plc (Stahl International BV)	• Investcorp International Inc.
• Henkel KgaA (Cognis Chemical Products Business)	• Permira Advistors Ltd., GS Capital Partners and SV Life Sciences Advisers LLP
• Ascot plc	• The Dow Chemical Company
• Rohm and Haas Company (Agricultural Division)	• Dow AgroSciences LLC (The Dow Chemical Company)
• The B.F. Goodrich Company (Performance Materials Business)	• AEA Investors, Inc.; CSFB Private Equity; Deutsche Bank Corporate Investments, Private Equity Business Division; DLJ Merchant Banking Partners III, L.P.
• Laporte plc (Pigments and Additives, Compounds and Electronics and Formulated Products Businesses)	• Kohlberg Kravis Roberts & Co.
• Monsanto Company (Kelco Biogums Business)	• Lehman Brothers Merchant Banking Partners II, L.P.
• BTP plc	• Clariant AG
• Ciba Specialty Chemicals Holding Inc. (Performance Polymers Division)	• Morgan Grenfell Private Equity Ltd.
• TransCanada PipeLines Limited (ANGUS Chemical Company)	• The Dow Chemical Company
• Cultor Corporation	• Danisco

UBS reviewed enterprise values as multiples of latest 12 months revenue and EBITDA. UBS also reviewed equity values as a multiple of latest 12 months net income. UBS then compared the multiples derived from the selected transactions with corresponding multiples implied for Genencor based on the cash consideration payable in the Offer and the Merger of $19.25 per Share. Multiples for the selected transactions were based on publicly available information. This analysis indicated the following implied mean, median, high and low multiples for the selected transactions, as compared to corresponding multiples implied for Genencor based on the cash consideration payable in the Offer and the Merger of $19.25 per Share:

	Implied Multiples for Selected Transactions				Implied Multiples for Genencor Based on Cash Consideration in Offer and Merger
	Mean	Median	High	Low
Enterprise Value as Multiples of:
Latest 12 Months Revenue	1.6x	1.5x	3.4x	0.9x	2.9x
Latest 12 Months EBITDA	8.6x	7.8x	17.3x	6.0x	16.2x

Equity Value as Multiple of:
Latest 12 Months Net Income	20.1x	17.2x	37.7x	10.7x	56.5x

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that Genencor could generate over fiscal years 2005 through 2013. Estimated financial data were based both on the Adjusted Management Plan A and the Adjusted Management Plan B. UBS applied terminal value multiples ranging from 8.0x to 12.0x to Genencor's fiscal year 2013 estimated EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 11.0% to 14.0%. This analysis indicated the following approximate implied per share equity reference ranges for Genencor, as compared to the cash consideration payable in the Offer and the Merger:

Implied Per Share Equity Reference Range for Genencor Based on Adjusted Management Plan A	Implied Per Share Equity Reference Range for Genencor Based on Adjusted Management Plan B	Per Share Cash Consideration in Offer and Merger
$15.38 - $25.12	$13.38 - $22.08	$19.25

Other Factors

In rendering its opinion, UBS also reviewed and considered other factors for informational purposes, including:

•	the historical price performance and trading volumes of Genencor common stock for the one-year and three-year periods ended January 25, 2005;

•	calendar years 2004 and 2005 revenue, EBITDA and EPS multiples implied for Genencor based on the Management Plan relative to corresponding implied multiples based on the closing price of Genencor common stock on January 25, 2005, which indicated calendar years 2004 and 2005 revenue, EBITDA and EPS multiples of 2.3x and 2.2x, 12.6x and 14.6x, and 43.4x and 27.1x, respectively, and relative to the cash consideration payable in the Offer and the Merger, which indicated calendar years 2004 and 2005 revenue, EBITDA and EPS multiples of 2.9x and 2.8x, 16.2x and 18.7x, and 54.4x and 34.0x, respectively;

•	the estimated present value of the stand-alone unlevered, after-tax free cash flows that Genencor could generate over fiscal years 2005 through 2013 utilizing the Management Plan and the same EBITDA terminal value multiples and discount rates as described above under the caption "Discounted Cash Flow Analysis," which indicated an implied per Share equity reference range for Genencor of approximately $18.22 to $29.50;

•	the premiums implied in the Offer and the Merger based on the cash consideration payable in the Offer and the Merger and the closing prices of Genencor common stock one-day, one-week and one-month prior to January 26, 2005, which indicated implied premiums of 25.5%, 16.8% and 19.3%, respectively, relative to the premiums implied in selected transactions announced between January 1, 2002 and January 25, 2005 based on closing stock prices of the target companies involved in such transactions one-day, one-week and one-month prior to public announcement of the selected transactions, which indicated the following implied premium ranges:

•	in the case of selected transactions in the biotechnology sector of the healthcare industry with transaction values greater than $300 million, an implied one-day premium range of (23.6)% to 643.2% (with a mean of 39.9% and a median of 25.1%), an implied one-week premium range of (20.5)% to 1,122.2% (with a mean of 49.9% and a median of 26.4%), and an implied one-month premium range of (7.3)% to 1,937.0% (with a mean of 65.3% and a median of 29.7%);

•	in the case of selected transactions in the chemicals industry having transaction values greater than $300 million, an implied one-day premium range of 2.7% to 96.4% (with a mean of 29.8% and a median of 25.2%), an implied one-week premium range of 1.7% to 114.6% (with a mean of 32.3% and a median of 23.0%), and an implied one-month premium range of 4.1% to 118.8% (with a mean of 35.8% and a median of 22.8%); and

•	in the case of selected minority buy-out transactions, an implied one-day premium range of 0.1% to 45.8% (with a mean of 17.7% and a median of 17.1%), an implied one-week premium range of (1.0)% to 82.9% (with a mean of 22.4% and a median of 21.3%), and an implied one-month premium range of (19.0)% to 50.2% (with a mean of 22.0% and a median of 19.7%); and

•	for purposes of determining the applicable discount to book value for Genencor's outstanding Series A Preferred Stock utilized in calculating implied enterprise and equity values for Genencor, the yield to maturity of selected preferred share issuances with ratings comparable to an estimated rating for Genencor's Series A Preferred Stock, the net present value of Genencor's accumulated Series A Preferred Stock dividends over specified periods and a perpetuity calculation of Genencor's Series A Preferred Stock based on its current dividend at selected discount rates as well as the discount to book value payable pursuant to the Stock Purchase Agreement for Eastman's Series A Preferred Stock.

Miscellaneous

Under the terms of UBS' engagement, Genencor has agreed to pay UBS for its financial advisory services to the Special Committee in connection with the Offer and the Merger an aggregate fee of $1.75 million, $1.25 million of which was payable in connection with UBS' opinion and the remaining portion of which was payable to UBS prior to delivery of its opinion. In addition, the Special Committee has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of its legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. UBS provided certain financial advisory services to the First Special Committee in 2002 in connection with the potential Series A Transaction and to the Second Special Committee in 2004 in connection with the Strategic Process, for which it received aggregate retainer fees of $350,000. An affiliate of UBS provided certain financial advisory services to Danisco in 2001, for which services UBS and such affiliates received compensation of approximately $1.5 million. In the ordinary course of business, UBS, its successors and affiliates may hold or trade securities of Genencor, Danisco and Eastman for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The Special Committee selected UBS as its financial advisor in connection with the Offer and the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and was familiar with Genencor and its business as a result of its services to the First and Second Special Committees. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

3.	POSITION OF THE BIDDER GROUP REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

Our bidder group is comprised of Danisco, Holdings USA, Acquisition Sub and the Numbered Sub. Each member of our bidder group considered the fairness of our Offer to the Unaffiliated Stockholders.

Financial Fairness

Each member of our bidder group believes that the consideration to be received by the Unaffiliated Stockholders in connection with the Offer and the Merger is fair from a financial point of view to the Unaffiliated Stockholders.

The members of our bidder group base our belief principally on the following factors, each of which, in our judgment, supports our views as to the fairness of the Offer and the Merger from a financial point of view:

•	The results of the Strategic Process, which concluded on September 24, 2004. As described above, the Strategic Committee, using an internationally recognized investment bank as its financial advisor, conducted a thorough and extensive process to identify opportunities to sell part or all of Genencor. Those efforts resulted in preliminary proposals (which in most cases sought to exclude Genencor's unprofitable health care assets), all of which presented substantially less consideration per Share than our Offer, and no firm offers. Moreover, the preliminary proposals that were received by Genencor as part of the Strategic Process did not contemplate transactions that were acceptable to the Strategic Committee or the Second Special Committee. See "Special Factors — Background of the Offer." We consider the results of the Strategic Process as an important factor because, in our view, those results are a good indication of the alternatives to our Offer that would be available to Genencor now.

•	The multiple that our Offer Price represents to the EBITDA of Genencor. Our Offer Price values Genencor at a multiple of 12.9 times its EBITDA during the 12-month period ended September 30, 2004. (For the purpose of this calculation of the EBITDA of Genencor, we excluded the results of its health care business, which had negative EBITDA during the period. If we had included the negative EBITDA of the health care business, the multiple would have been greater.) The shares of Novozymes A/S, which is the biggest competitor of Genencor, traded at a multiple of 12.5 times EBITDA during the same period, and Novozymes is the market leader. We consider the EBITDA multiple as an important factor because, in our view, the EBITDA of Genencor is a good indication of the enterprise value of Genencor as a going concern.

•	The fact that the Offer Price is all cash. We considered the fact that our Offer Price is all cash as an important factor because it eliminates any uncertainties in valuing the consideration to be received by the Unaffiliated Stockholders.

The members of our bidder group also base our belief on the following additional factors relating to financial fairness (which we regard as being less important than the factors listed above), each of which, in our judgment, supported our views as to the fairness of the Offer and the Merger from a financial point of view:

•	The fact that the Offer Price represents a 23.9% premium over the reported closing price of the Shares on Nasdaq on January 26, 2005, the last trading day prior to the date on which Danisco's intention to make the Offer was announced, and a premium over the average closing price of the Shares on Nasdaq during each of the following periods:

•	24.0% over the average closing price of the Shares during the week prior to date of the the announcement;

•	19.4% over the average closing price during the four week period prior to the date of the announcement;

•	26.8% over the average closing price during the 12-month period from January 26, 2004 to the date of the announcement; and

•	33.5% over the average closing price from Genencor's IPO to the date of the announcement.

We consider premium over market price to be a less important factor because the limited public float, low trading volumes and limited analyst following of the Shares mean that the market price of the Shares may not efficiently reflect all of the publicly available information about Genencor at any given time.

•	The fact that, according to its unaudited financial statements as of September 30, 2004, Genencor had a "book value" of $361.8 million, or approximately $6.07 per Share. We consider book value to be a less important factor because we believe the going concern value of Genencor exceeds its book value.

•	The fact that, were Genencor's assets and business to be liquidated, there is no reason to believe that such a sale would result in offers more favorable than the proposal from Strategic Buyer #1 described above in "Special Factors — Background of the Offer," which was below the value implied by the Offer Price. We consider liquidation value to be a less important factor because we believe the going concern value of Genencor exceeds its liquidation value.

•	The fact that the Offer Price is significantly greater than the $15.00 per Share to be paid to Eastman for its 25 million Shares pursuant to the Stock Purchase Agreement. We consider the price per Share to Eastman to be a less important factor because Eastman holds a large position of unregistered Shares, but less than a majority of the outstanding Shares, and we therefore believe that Eastman would have difficulty selling all of its Shares at market prices.

•	The fact that the Offer and the Merger will provide liquidity for the Unaffiliated Stockholders without incurring, for tenders made directly without the use of a broker, brokerage and other costs typically associated with market sales.

•	The fact that there are no unusual requirements or conditions to the Offer and the Merger, and the fact that Danisco already has a commitment for the financing necessary to consummate the Offer and the Merger expeditiously.

For the purpose of our fairness determination, we did not give substantial weight to the presentations of Deutsche Bank Securities Inc. ("Deutsche Bank") to us because, as described in "Special Factors — Reports, Opinions and Appraisals," we did not engage Deutsche Bank to provide, and Deutsche Bank did not provide, any opinion as to the fairness of the consideration to be paid to the Unaffiliated Stockholders in the Offer and the Merger.

Procedural Fairness

Each member of our bidder group believes that the Offer and the Merger are procedurally fair to Unaffiliated Stockholders. The members of our bidder group base our belief on the following factors, each of which, in our judgment, supports our views as to the procedural fairness of the Offer and the Merger:

•	The fact that the Genencor Board established a Special Committee of independent directors to negotiate with Danisco.

•	The fact that the Special Committee consists of directors who are not officers or employees of Danisco or Eastman and are independent of Danisco and Eastman.

•	The fact that the Special Committee retained its own legal and financial advisors.

•	The fact that the Special Committee and its advisors conducted extensive negotiations with Danisco and the Special Committee had the authority not to recommend the transactions proposed by Danisco.

•	The fact that the Special Committee was deliberate in its process, taking approximately eight weeks to analyze and evaluate Danisco's proposal and to negotiate with Danisco the terms of the Offer and the Merger.

•	The fact that Danisco did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

•	The fact that the Offer and the Merger were approved unanimously by the Special Committee, which independently determined that the Offer and the Merger were fair to and in the best interests of the Unaffiliated Stockholders of Genencor.

•	The Special Committee's unanimous recommendation that Genencor's Unaffiliated Stockholders tender their Shares in the Offer.

•	The fact that the Special Committee received an opinion from its financial advisor to the effect that, as of the date of the opinion and based on and subject to the various assumptions, matters considered and limitations described in its opinion, the $19.25 per Share cash consideration to be received in the Offer and the Merger by holders of Genencor common stock (other than Danisco and its affiliates and Eastman and its affiliates) was fair, from a financial point of view, to such holders.

•	The fact that the Majority of the Minority Condition, which Danisco cannot waive, means that we cannot consummate the Offer and the Merger unless a majority of the Shares, excluding Shares held by us, Shares held by Eastman and its affiliates, and Shares held by officers and directors of Genencor and their respective affiliates, are validly tendered in the Offer and not withdrawn.

•	The fact that each Genencor stockholder can individually determine whether to tender his or her Shares pursuant to the Offer.

•	The fact that the Offer and the Merger have been structured to include a first-step cash tender offer, thereby enabling the stockholders of Genencor who tender their Shares to receive promptly $19.25 net per Share in cash, and the fact that Genencor stockholders who do not tender their Shares or properly exercise their appraisal rights will receive the same price per Share in the subsequent Merger.

•	The fact that, while no appraisal rights are available to Genencor's stockholders as a result of the Offer, Genencor's stockholders who do not tender pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL. See "Special Factors - Appraisal Rights."

Of these procedural factors, we consider the establishment and actions of the Special Committee and the existence of the Majority of the Minority Condition to be particularly important because the courts of Delaware have identified these types of factors as being key elements in establishing the procedural fairness of a going private transaction to acquire a Delaware corporation.

General

The members of our bidder group did not participate in the Special Committee's deliberations or receive advice from the Special Committee's financial advisor in connection with the Offer or the Merger and did not rely on any opinion, report or appraisal of the Special Committee's financial advisor.

In addition to the factors discussed above, each member of our bidder group also considered that the terms of the Stockholder Agreement provided the Special Committee with important power over any transaction with Eastman. Under the terms of the Stockholder Agreement as in effect during our negotiations with the Special Committee, the consent of Genencor was required in order for us to be able to nominate more than three directors following any transaction with Eastman. Without that consent, even had we become the holder of approximately 83.2% of the outstanding Shares following a transaction with Eastman, we would have been able to nominate immediately only three of the ten members of the board of directors of Genencor. The members of our bidder group believe that the Special Committee used Genencor's power of consent under the Stockholder Agreement to help ensure that our Offer would be fair to the Unaffiliated Stockholders. See "Special Factors — Background of the Offer."

In our view, the industrial enzyme business has good long-term growth potential, and we view Genencor as having the potential to provide a platform for the growth of Danisco in that business. Even considering our view of the growth potential of the business in which Genencor operates, each member of our bidder group believes that our Offer of $19.25 in cash is fair to the Unaffiliated Stockholders.

Our Agreement With Eastman

Under the Stock Purchase Agreement, Eastman has agreed to accept a price of $15.00 per Share for its 25 million Shares, which is less than the price per Share under our Offer, and Eastman has agreed not to tender its Shares in our Offer. We stated to Eastman throughout our negotiations that the transaction as a whole would be financially viable to us only if we were able to buy its 25 million Shares at a lesser price than the price per Share in this Offer. Eastman has stated publicly that it considered several alternatives to monetize its investment in Genencor, and concluded that the terms and timing of the sale to us represented the most attractive of available options and delivered fair value to Eastman.

In addition to 25 million Shares, the Stock Purchase Agreement also obligates us to buy 485 shares of Series A Preferred Stock, including accrued but unpaid dividends, from Eastman for a total price of $44.0 million. The redemption value of those 485 shares of Series A Preferred Stock at December 31, 2004, as reflected on Genencor's unaudited balance sheet, was approximately $92.2 million. The Series A Preferred Stock is held only by us and Eastman, and there is no market price available for the Series A Preferred Stock. The Genencor Board is not obligated to declare, and has never declared, dividends on the Series A Preferred Stock. In addition, Genencor has taken the position that it can pay dividends on the Shares without paying any dividends on the Series A Preferred Stock. In light of the fact that the terms of the Series A Preferred Stock do not obligate the Genencor Board to declare (or pay) any dividends on the Series A Preferred Stock or redeem the Series A Preferred Stock, and that there is no indication that Genencor (as an independent entity) is likely to liquidate, dissolve or wind up in the foreseeable future, substantial uncertainty exists with respect to the value of the Series A Preferred Stock. However, even assuming the entire purchase price of $419.0 million to Eastman under the Stock Purchase Agreement is ascribed solely to the 25 million Shares that we are acquiring from Eastman, the price per Share to Eastman under the Stock Purchase Agreement, adjusted to reflect that assumption, would be $16.76, which is less than the price per Share in our Offer.

4.    REPORTS, OPINIONS AND APPRAISALS

Danisco retained Deutsche Bank as Danisco's financial advisor in connection with the Offer and the Merger. Deutsche Bank is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. We also have engaged Deutsche Bank as the Dealer Manager and its affiliate as the Depositary in this Offer.

Before Danisco formally had retained it, Deutsche Bank sent two written presentations, dated November 30, 2004 and December 3, 2004, to senior officers of Danisco concerning the valuation of Genencor. Danisco did not solicit these presentations, gave no instructions with respect to the presentations, and imposed no limitation on their scope. Danisco regards these presentations as materials that Deutsche Bank prepared of its own initiative primarily to demonstrate its expertise and its ability to serve as a financial advisor to Danisco in connection with a transaction concerning Genencor.

Copies of Deutsche Bank's written presentation materials setting forth the assumptions made, matters considered and the limits on the review undertaken, are filed as exhibits to the Schedule TO and are incorporated by reference, and the following summary of those written presentation materials is qualified by reference to those exhibits. A copy of the Deutsche Bank written presentation materials also will be made available for inspection and copying at the principal executive offices of Danisco during its regular business hours at Langebrogade 1, DK-1001, Copenhagen, Denmark.

Genencor's stockholders are urged to read the written presentations in their entirety. These written presentations do not constitute a recommendation to any Genencor stockholder as to whether they should tender their Shares in the Offer. The summary of the written presentation materials of Deutsche Bank set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the written presentations.

In preparing the written presentations, Deutsche Bank assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it for purposes of preparing the written presentations. In late November 2004 a Danisco Nominee provided Deutsche Bank under an understanding of confidentiality (which subsequently was affirmed in an engagement letter between Danisco and Deutsche Bank) with a draft copy (prepared in April 2004 and received by Danisco at that time) of the Confidential Descriptive Memorandum prepared by Genencor and Lehman Brothers for the Strategic Process. With respect to the financial projections of Genencor included in that draft, Deutsche Bank assumed that these projections were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Danisco as to the future financial performance of Genencor. Deutsche Bank expressed no opinion with respect to such projections or the assumptions upon which they were based. In the preparation of the written presentations, Deutsche Bank did not conduct an independent valuation or appraisal of the assets or liabilities of Genencor or any other person, nor was Deutsche Bank furnished with any such appraisals. The written presentations prepared by Deutsche Bank are necessarily based on the economic, market, financial and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of the Deutsche Bank written presentations.

Deutsche Bank's November 30, 2004 presentation included a valuation analysis of Genencor, a discussion of what might be expected to take place when Danisco approached the Special Committee, a description of mechanisms for effecting the Offer and the Merger and an illustrative timetable. The presentation suggested an initial offer to the public stockholders of Genencor of $17.00 per Share.

The November 30, 2004 presentation noted that the Strategic Process resulted principally in the proposal from Strategic Buyer #1, which was at a substantial discount to Genencor's market value, despite the fact that a reasonably broad process was conducted. In addition, the valuation analysis included (i) a matrix of premia and acquisition multiples that would be implied by bids for Genencor ranging from $14.00 per Share to $20.00 per Share, (ii) a grid showing total acquisition price and implied weighted average price per Share based on varying prices paid to Eastman and public stockholders, (iii) a table of the equity and enterprise values, and related multiples, of comparable publicly-traded companies, (iv) a table of comparable transactions in the food ingredients business since 1994, and (v) an analysis of premia paid to public stockholders in selected acquisitions since 1999 where the acquiror owned more than 50% of the outstanding stock of the target company before the transaction.

Deutsche Bank's December 3, 2004 presentation to Danisco included an analysis of Genencor's Share price, a chart showing the price of the Shares during 2004 and an observation that, based on the average trading price of the Shares over various time periods, a $17.00 per Share offer would represent a premium of between 13.2% and 64.2%. In addition, the Share price analysis included a chart comparing Genencor's Share price to the performance of related companies and relevant indices. The December 3, 2004 presentation also included a brief overview of the market's perception of Danisco's and Eastman's intentions with respect to their investments in Genencor, reprinted various public statements by Danisco and Eastman regarding their interests in Genencor and quoted various research analysts on the same subject.

Danisco did not engage Deutsche Bank to provide, and Deutsche Bank did not provide, any opinion as to the fairness of the consideration to be paid to the Unaffiliated Stockholders in the Offer and the Merger. Other than the Deutsche Bank presentations summarized above, the members of our bidder group have not received any report, opinion or appraisal from an outside party that is materially related to the Offer or the Merger.

In conducting its analyses and preparing the written presentations, Deutsche Bank utilized a variety of generally accepted valuation methods. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the preparation of the written presentations. The analyses were prepared solely for the purpose of enabling Deutsche Bank to prepare the written presentations and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank or Danisco. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Danisco and its advisors, neither Danisco nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Offer were determined through negotiations between Danisco and Genencor and were approved by the Genencor Board. The decision to enter into the Acquisition Agreement was solely that of Danisco and the Genencor Board, in the case of the Genencor Board, following the recommendation of a Special Committee. Deutsche Bank's written presentations do not constitute a recommendation to any stockholder as to whether to take any action with respect to the Offer.

5.	CERTAIN PROJECTED FINANCIAL DATA RELATING TO GENENCOR

We refer in this Offer to Purchase to three sets of projected financial data relating to Genencor: data included in the Confidential Descriptive Memorandum, data included in Genencor's Annual Operating Plan for 2005 (the "AOP") and data included in certain plans prepared by Genencor's management during December 2004, as adjusted. Each of these sets of data is discussed below.

Confidential Descriptive Memorandum

The Confidential Descriptive Memorandum prepared by Genencor and Lehman Brothers in connection with the Strategic Process included projected financial data. Genencor has filed certain of that data as an exhibit to Genencor's Schedule 13E-3 because they allow Genencor stockholders to better understand the information that was presented to the prospective buyers in the Strategic Process.

Annual Operating Plan

In December 2004, the members of the Genencor Board, including the Danisco Nominees, approved Genencor's AOP. The AOP included projected financial data relating to the results of operations of Genencor for the year ending December 31, 2005. The AOP included the following principal items of projected financial data:

•	Total revenue of $423.0 million;

•	Net income available to holders of Shares of $13.0 million;

•	EBITDA of $60.0 million; and

•	Diluted earnings per Share of $0.21.

These principal items of the AOP are included in this Offer to Purchase because they were provided to the Danisco Nominees and we believe they may be material to a holder of Shares in determining whether to tender Shares pursuant to the Offer.

Management Plan and Adjustments

Following are projected financial data prepared by Genencor's management during December 2004, subsequent to the expression of interest by Danisco to Genencor to acquire Genencor. This data has been adjusted consistent with the footnotes to the tables below and was updated in January 2005. Copies of the projected financial data were provided to the Special Committee and UBS in connection with the Offer and the Merger. Consistent with the prior practice of Genencor, the projected financial data were not approved by the Genencor Board. These projected financial data were not provided to Danisco or to the Danisco Nominees prior to the signing of the Acquisition Agreement.

The projected financial data appearing on page 49 were included in the long-term financial plan delivered to the Special Committee in connection with the Special Committee's evaluation of Danisco's proposal. The Special Committee subsequently adjusted the management plan to reflect two potential scenarios. The first scenario, referred to below under the caption "Adjusted Management Plan—Case A," reflected, at the Special Committee's direction, a 1% decline from the Management Plan in non-healthcare annual revenue growth rates and a 2% decline from the Management Plan in annual non-healthcare EBITDA margins for calendar years 2005 and thereafter. The second scenario, referred to below under the caption "Adjusted Management Plan—Case B," reflected, at the Special Committee's direction, a 2% decline from the Management Plan in non-healthcare annual revenue growth rates and a 3% decline from the Management Plan in annual non-healthcare EBITDA margins for calendar years 2005 and thereafter. See page 25 in "Special Factors—Background of the Offer."

Cautionary Information Relating to Projected Financial Data

All of the projected financial data described above were prepared for the specific purposes described above and not with a view to dissemination to the public. The projected financial data do not necessarily reflect Genencor's actual performance, nor do they reflect changes in Genencor's business or changes in the economy in general resulting from events which have occurred since the projected financial data were prepared. The projected financial data were not prepared with a view to complying with the published guidelines of the SEC regarding projections or with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements. The projected financial data are included in this Offer to Purchase because they were furnished to the Special Committee and UBS. Genencor's independent accountants have neither audited nor compiled the projected financial data and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of such independent accountants on the financial statements of Genencor incorporated herein by reference relate to the historical financial information of Genencor and do not extend to the projected financial data and should not be read to do so.

The projected financial data are based upon numerous assumptions made by Genencor management, including Genencor's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond Genencor's control. You should understand that many important factors, in addition to those discussed elsewhere in this Offer to Purchase, could cause Genencor's actual results to differ materially from those reflected in the projected financial data. These factors include Genencor's competitive environment, economic and other market conditions in which Genencor operates, cyclical fluctuations in Genencor's operating results and matters affecting business generally.

Genencor does not undertake and does not intend to make publicly available any update or revisions to the projected financial data to reflect circumstances existing after the date of their preparation, except to the extent required under appropriate federal securities laws.

Summary Financials — Consolidated
Management Plan

	For the Fiscal Years Ending December 31,										99-04 CAGR	05-13 CAGR
($mm)	2004E1	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E
Revenues	410.4	435.2	485.9	588.0	617.5	682.7	753.0	861.5	1,016.9	1,250.4	5.3%	14.1%
Revenue Growth	7.1%	6.0%	11.6%	21.0%	5.0%	10.6%	10.3%	14.4%	18.0%	23.0%
COGS	225.5	244.9	258.5	278.4	300.6	326.1	358.7	396.8	447.8	523.8
Margin	54.9%	56.3%	53.2%	47.4%	48.7%	47.8%	47.6%	46.1%	44.0%	41.9%
Gross Profit	184.9	190.3	227.4	309.5	316.9	356.6	394.3	464.7	569.1	726.6
Margin	45.1%	43.7%	46.8%	52.6%	51.3%	52.2%	52.4%	53.9%	56.0%	58.1%
Operating Expenses	151.3	202.3	177.8	250.9	208.5	230.0	246.7	359.2	393.2	450.7
EBIT[2]	37.3	25.0	49.6	108.6	108.4	126.6	147.6	105.6	175.9	275.9	(0.9%)	35.0%
Margin	9.1%	5.7%	10.2%	18.5%	17.6%	18.6%	19.6%	12.3%	17.3%	22.1%
D&A	37.5	39.4	40.0	41.9	48.3	48.4	50.4	54.3	57.4	60.2
EBITDA[2]	74.9	64.4	89.6	150.5	156.7	175.1	198.0	159.9	233.3	336.1	0.0%	22.9%
Margin	18.2%	14.8%	18.4%	25.6%	25.4%	25.6%	26.3%	18.6%	22.9%	26.9%
Investment expense (income)	—	—	—	—
Interest expense	4.8	5.6	3.7	3.3
Interest (income)	(3.6)	(3.9)	(4.7)	(7.2)
Pre-tax Income	32.4	(13.7)	50.7	62.6
Provision for income taxes	5.8	(5.7)	13.4	8.7
Net income/(loss)[3]	28.9	15.3	37.3	93.9							6.3%
Preferred dividend[4]	7.3	(19.5)	3.6	3.6
Net income to common[3]	21.7	34.8	33.7	90.2
Diluted Shares Outstanding	61.2	61.4	63.2	65.5
EPS[3]	$0.35	$0.57	$0.53	$1.38							4.7%
Growth	38.9%	60.2%	(6.0%)	158.5%

1.	2004E figures reflect unaudited estimated results as of January 26, 2005 for Genencor International, Inc.

2.	Adjusted for add-backs of a $37.0mm charge in 2005E and $50.0mm charge in 2007E.

3.	2005E charges are tax effected at 37.0%. 2007E charge is $40.0mm after-tax.

4.	Assumes repurchase of Eastman's Series A Preferred Stock at a 25% discount to book value, but does not assume repurchase of Danisco's Series A Preferred Stock in view of Danisco's proposal to acquire Genencor.

Summary Financials — Consolidated
Adjusted Management Plan — Case A

	For the Fiscal Years Ending December 31,										99-04 CAGR	05-13 CAGR
($mm, except as noted)	2004E1	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E
Revenues	410.4	431.2	477.2	573.3	596.0	653.2	714.2	812.0	954.9	1,174.1	5.3%	13.3%
Revenue Growth	7.1%	5.1%	10.7%	20.1%	4.0%	9.6%	9.3%	13.7%	17.6%	22.9%
EBIT[2]	37.3	15.5	37.9	93.7	89.9	104.3	120.9	73.6	137.9	231.0	(0.9%)	40.2%
Margin	9.1%	3.6%	8.0%	16.3%	15.1%	16.0%	16.9%	9.1%	14.4%	19.7%
D&A	37.5	39.4	40.0	41.9	48.3	48.4	50.4	54.3	57.4	60.2
EBITDA[2]	74.9	54.9	77.9	135.6	138.2	152.7	171.2	127.9	195.3	291.2	0.0%	23.2%
Margin	18.2%	12.7%	16.3%	23.6%	23.2%	23.4%	24.0%	15.8%	20.5%	24.8%
Investment expense (income)	—	—	—	—
Interest expense	4.8	5.6	3.7	3.3
Interest (income)	(3.6)	(3.9)	(4.7)	(7.2)
Pre-tax Income	32.4	(23.2)	39.0	47.7
Provision for income taxes	5.8	(4.6)	7.8	9.5
Net income/(loss)[3]	28.9	4.7	31.2	78.1							6.3%
Preferred dividend[4]	7.3	(19.5)	3.6	3.6
Net income to common	21.6	24.3	27.5	74.5
Diluted Shares Outstanding	61.2	61.4	63.2	65.5
EPS[3]	$0.35	$0.40	$0.44	$1.14							4.7%
Growth	38.9%	11.8%	10.3%	160.9%

1.	2004E figures reflect unaudited estimated results as of January 26, 2005 for Genencor International, Inc.

2.	Adjusted for add-backs of a $37.0mm charge in 2005E and $50.0mm charge in 2007E.

3.	2005E charges are tax-effected at 37.0%. 2007E charge is $40.0mm after-tax.

4.	Assumes repurchase of Eastman's Series A Preferred Stock at a 25% discount to book value, but does not assume repurchase of Danisco's Series A Preferred Stock in view of Danisco's proposal to acquire Genencor.

Summary Financials — Consolidated
Adjusted Management Plan — Case B

	For the Fiscal Years Ending December 31,										99-04 CAGR	05-13 CAGR
($mm, except as noted)	2004E1	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E
Revenues	410.4	427.2	468.5	558.8	575.1	624.8	677.2	765.1	896.8	1,103.1	5.3%	12.6%
Revenue Growth	7.1%	4.1%	9.7%	19.3%	2.9%	8.6%	8.4%	13.0%	17.2%	23.0%
EBIT[2]	37.3	10.4	31.3	84.6	78.2	89.6	102.8	51.6	111.3	199.1	(0.9%)	44.6%
Margin	9.1%	2.4%	6.7%	15.1%	13.6%	14.3%	15.2%	6.7%	12.4%	18.1%
D&A	37.5%	39.4	40.0	41.9	48.3	48.4	50.4	54.3	57.4	60.2
EBITDA[2]	74.9	49.9	71.3	126.5	126.5	138.1	153.2	105.9	168.7	259.3	0.0%	22.9%
Margin	18.2%	11.7%	15.2%	22.6%	22.0%	22.1%	22.6%	13.8%	18.8%	23.5%
Investment expense (income)	—	—	—	—
Interest expense	4.8	5.6	3.7	3.3
Interest (income)	(3.6)	(3.9)	(4.7)	(7.2)
Pre-tax Income	32.4	(28.3)	32.3	38.6
Provision for income taxes	5.8	(5.7)	6.5	7.7
Net income/(loss)[3]	28.9	0.7	25.8	70.9							6.3%
Preferred dividend[4]	7.3	(19.5)	3.6	3.6
Net income to common[3]	21.6	20.2	22.2	67.2
Diluted Shares Outstanding	61.2	61.4	63.2	65.5
EPS[3]	$0.35	$0.33	$0.35	$1.03							4.7%
Growth	38.9%	(6.9%)	6.7%	192.2%

1.	2004E figures reflect unaudited estimated results as of January 26, 2005 for Genencor International, Inc.

2.	Adjusted for add-backs of a $37.0mm charge in 2005E and $50.0mm charge in 2007E.

3.	2005E charges are tax-effected at 37.0%. 2007E charge is $40.0mm after-tax.

4.	Assumes repurchase of Eastman's Series A Preferred Stock at a 25% discount to book value, but does not assume repurchase of Danisco's Series A Preferred Stock in view of Danisco's proposal to acquire Genencor.

6.     PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF
DANISCO FOR THE OFFER AND THE MERGER

We have a longstanding interest in industrial enzymes. When we acquired a 50% interest in Genencor in 1999 through our acquisition of Cultor Ltd., this interest in industrial enzymes was renewed, but we were not able to agree with Eastman, which at the time was the other 50% holder, on a valuation of Genencor whereby one of us could buy out the other's interest. We have a substantial and longstanding investment in Genencor, and Genencor has positive cash flow. However, because Genencor has paid no dividends on its Shares since 1998 and has never paid dividends on its Series A Preferred Stock, we have not received any cash from our investment in Genencor.

Under a Stockholder Agreement with Genencor and Eastman, we have registration rights that would enable us, subject to certain conditions, to sell a portion of the Shares that we hold in one or more public offerings. We have in the past considered and rejected that possibility, primarily because we projected that the announcement of such a public offering would depress the market price of the Shares, and that the offering price in such a transaction would be at a discount of approximately 15-20% to that depressed market price.

More recently, we decided to extend our strategic scope to pursue other business opportunities in food processing and certain non-food applications, we began to view Genencor as such an opportunity, and we began having conversations with Genencor, as well as its other significant stockholder Eastman, about an acquisition of Genencor.

The purpose of the Offer is for Acquisition Sub to acquire for cash as many Shares as necessary for Danisco and its subsidiaries, after consummation of the Stock Purchase Agreement with Eastman, to own at least 90% of the issued and outstanding Shares, as a first step in acquiring all of the equity interests in Genencor not owned by Danisco and its subsidiaries. The acquisition of Shares has been structured as a cash tender offer and, if successful, will be followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Genencor from the public stockholders to Danisco and provide Genencor stockholders with cash for all of their shares as promptly as practicable.

Promptly after the date that Acquisition Sub accepts for payment any Shares pursuant to the Offer, Acquisition Sub will acquire 25 million Shares and 485 shares of Series A Preferred Stock from Eastman under the Stock Purchase Agreement, and will acquire the 25 million Shares and 485 shares of Series A Preferred Stock that presently are indirectly held by another subsidiary of Danisco. Under the DGCL, once Acquisition Sub owns at least 90% of the outstanding Shares, Acquisition Sub could effect the merger without a vote of or prior notice to the stockholders or Genencor Board. Pursuant to the Merger, each then outstanding Share (other than Shares owned by Danisco and its subsidiaries or Shares, if any, that are held by stockholders who are entitled to and who properly exercise dissenters' rights under Delaware law), would be converted pursuant to the terms of the Merger to the right to receive the same amount of cash consideration paid in the Offer.

We are making the Offer so that, promptly after we close on the Stock Purchase Agreement and purchase Eastman's investment in Genencor, we can become the sole stockholder of Genencor. That will enable Genencor to terminate its obligations as a public company under the Exchange Act. We believe those obligations are unduly onerous and create auditing, legal and other expenses for Genencor. At the same time, because of market conditions, we believe that Genencor has a limited ability to sell its securities in a public offering in the foreseeable future on terms that would be acceptable to us, and therefore a limited ability to exploit a primary potential advantage to it of continuing as a public company. By terminating its status as a public company we believe that we can significantly decrease the expenses of Genencor without materially impairing its access to capital.

7.     THE MERGER; PLANS FOR GENENCOR AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER

After the consummation of the Offer, immediately prior to the Merger, our Numbered Sub will transfer all Shares owned by it to our Acquisition Sub. If the Offer is completed, the Acquisition Agreement requires and empowers us to effect the Merger of Acquisition Sub into Genencor.

Depending on the results of the Offer, and also depending on whether we choose to exercise our Topping Option, we will effect the Merger in one of three ways:

•	If the Offer is consummated and Acquisition Sub acquires Shares which, together with Shares acquired from Eastman pursuant to the Stock Purchase Agreement and Shares transferred from the Numbered Sub, constitute at least 90% of the outstanding Shares, Acquisition Sub will consummate a "short-form" merger pursuant to Section 253 of the DGCL promptly following completion of the Offer. Section 253 of the DGCL provides that if Acquisition Sub owns at least 90% of the outstanding Shares, Acquisition Sub may merge Genencor into itself by executing, acknowledging and filing, in accordance with Section 103 of the DGCL, a certificate of such ownership and merger setting forth a copy of the resolution of the board of directors of Acquisition Sub to so merge (including a statement of the terms and conditions of the merger and the consideration to be paid upon surrender of Shares not owned by us) and the date of its adoption. Under Section 253 of the DGCL, such a merger of Genencor with Acquisition Sub would not require the approval or any other action on the part of the board of directors or the stockholders of Genencor. Therefore, if after consummation of the Offer and the transaction contemplated by the Stock Purchase Agreement we own at least 90% of the outstanding Shares pursuant to the Offer and the Stock Purchase Agreement, Acquisition Sub will be able to, and intends to, effect the Merger without meeting or vote of Genencor's stockholders or directors.

•	If the Offer is consummated but Acquisition Sub acquires Shares which, together with Shares acquired from Eastman pursuant to the Stock Purchase Agreement and Shares transferred from the Numbered Sub, constitute less than 90% of the outstanding Shares, Danisco may exercise the Topping Option to acquire a number of Shares, at the Offer Price, in exchange for cash or (at the election of Danisco) a promissory note of Danisco, so that immediately after exercising the Topping Option we will have a sufficient number of Shares to effect a "short form" merger.

•	If the Offer is consummated but Acquisition Sub acquires Shares which, together with Shares acquired from Eastman pursuant to the Stock Purchase Agreement and Shares transferred from the Numbered Sub, constitute less than 90% of the outstanding Shares, and we elect not to exercise the Topping Option, Genencor will call a special meeting of its stockholders and we will vote our Shares to effect the Merger.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR CONSENTS. ANY SUCH SOLICITATION WHICH ACQUISITION SUB MIGHT MAKE WILL BE MADE PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

Genencor's Equity-Based Compensation Plans

At the effective time of the Merger, all stock options and stock appreciation rights ("SARs") issued under Genencor's Stock Option and Stock Appreciation Rights Plan (the "SOAR Plan") that are outstanding and remain unexercised immediately before such time will be cancelled and each holder of such options or SARs will be entitled to receive a single lump sum cash payment in an amount determined by multiplying the number of shares that are then still subject to the holder's options or SARs by the excess, if any, of (i) $19.25, or such higher price as may be payable in the Offer (the "Common Stock Merger Consideration") over (ii) the per share exercise price of the options or the per share "Base Value" of the SARs.

At the effective time of the Merger, all stock options, SARs, restricted shares, and units of common stock granted under Genencor's 2002 Omnibus Incentive Plan (the "OI Plan") that are outstanding and remain unexercised or unpaid immediately before such time will be cancelled, and each holder thereof will be entitled to receive a single lump sum cash payment in an amount determined as follows:

•	For all options and SARs so held, the amount of the cash payment to be made will be determined by multiplying the number of shares still subject to such options or SARs by the excess, if any, of (i) the greater of the Common Stock Merger Consideration, or the Change in Control Price, as defined below, over (ii) the per share exercise price of the options or SARs.

•	For any restricted shares or units so held, the amount of the cash payment to be made will be determined by multiplying the number of such shares or units by the greater of the Common Stock Merger Consideration, or the Change in Control Price.

As defined in the OI Plan, the Change in Control Price will be the highest closing price per share paid for the purchase of Genencor's common stock in a national securities market during the 90-day period ending on the date on which the Merger occurs.

As of January 31, 2005, executive officers and directors of Genencor held unvested options with respect to an aggregate of 1,054,343 Shares (with an average exercise price of $14.65 per Share) and restricted Shares and restricted stock units with respect to an aggregate of 113,700 Shares, in each case that will, at the effective time of the Merger, accelerate, become vested and be cancelled for a cash payment as described above.

At the effective time of the Merger, all shares credited to Stock Accounts maintained for employees under Genencor's Nonqualified Deferred Compensation Plan (the "NQDCP") will be cancelled, and an equivalent cash amount will be credited to a new "Stock Conversion Account" that will be established for each such employee under the NQDCP. The cash amount that will be so credited will equal the product of (i) the number of shares in the employee's Stock Account immediately before the effective time of the Merger, multiplied by (ii) the Common Stock Merger Consideration.

In the case of any employee who has made a deferral election under the NQDCP with respect to any stock option awarded under the SOAR Plan or the OI Plan that is still outstanding and unexercised immediately before the effective time of the Merger, or with respect to any restricted stock unit award under the OI Plan that remains unvested immediately before such time, the cash amount that otherwise would be payable at the effective time of the Merger pursuant to the first or second paragraph above with respect to the options or units subject to the employee's deferral election, will not be paid to the employee. Instead, the cash amount that would have been so payable to the employee in the absence of his or her deferral election will be credited to the employee's Stock Conversion Account under the NQDCP, and will be deferred under the terms of the NQDCP.

After the effective time of the Merger, no further shares will be available for purchase under Genencor's Employee Stock Purchase Plan (the "ESPP"). If an employee has a credit balance in his or her payroll deduction account under the ESPP at the effective time of the Merger, the employee will be entitled to receive a single lump sum cash payment in an amount determined by (i) dividing such balance by the lower of (A) the "Base Option Price" previously established for the current share purchase Offering or (B) 85% of the Common Stock Merger Consideration, and then, (ii) multiplying the quotient by the Common Stock Merger Consideration.

Genencor has suspended the right to exercise all stock options presently outstanding under the SOAR Plan and the OI Plan during the period in which the Offer remains in effect. If the Merger occurs at the conclusion of the Offer, all options then outstanding will be cancelled and cashed out as described in the first two paragraphs above. If the Merger does not occur, each option outstanding at the conclusion of the Offer will at that time once again become exercisable in accordance with its terms and the terms of the applicable plan. In the case of any option held by a terminated employee who is unable, at any time during the post-termination exercise period for such option, to exercise such option because of the suspension of the right to exercise options during the pendancy of the Offer, (i) if the Merger occurs, such employee's option will be treated as continuing to remain outstanding until the effective time of the Merger, and the employee therefore will be entitled to receive the cash payment with respect to such option described in the first two paragraphs above, or

(ii) if the Merger does not occur, the post-termination exercise period for such employee's option will be extended for an additional period ending 90 days after the date on which the period for the Offer is deemed to have terminated.

Genencor will withhold all applicable taxes from the amounts so paid or credited.

Strategies of Danisco Following the Merger

At present, Danisco expects to implement some or all of the following strategies with respect to Genencor following the Merger:

•	Move some of our enzyme production, in whole or in part, to the U.S. facilities of Genencor. We believe the environment for the enzyme business is more favorable in the U.S. than in Europe, both in terms of the regulations that govern that business and customer interest in those products.

•	Among other possibilities, explore a possible sale of the health care business of Genencor. Danisco does not have any specific plans or proposals relating to any such sale, and is not able to project the price that it might be able to achieve in such a sale. The health care business has a negative cash flow and we project that it will continue to have a negative cash flow for at least the next five years. The health care industry is outside of our core competence and we may be able to create more value by exiting that business and focusing Genencor on bio products.

•	Seek to become the leading global enzyme supplier.

Danisco expects to review the assets, corporate structure, capitalization, dividend policy, operations, properties, policies, management and personnel of Genencor to determine which changes will be necessary following the Merger to best organize and integrate the activities of Danisco and Genencor. Danisco expressly reserves the right to change its projected strategies with respect to Genencor as it deems necessary or appropriate in light of its review or future developments.

Certain Effects of the Offer and the Merger

The consummation of the Offer and Merger will affect Genencor and its stockholders in a variety of ways. Danisco's interest in Genencor will increase to 100%. The Offer and the Merger will increase Danisco's interest in Genencor's net book value and net earnings from approximately 41.6% to 100%. Following the Merger Danisco will be entitled to elect all of the directors of Genencor, and expects to reduce the size of the Genencor Board to three members.

As a result of the Offer and Merger, Danisco and its subsidiaries will be entitled to all the benefits resulting from Danisco's 100% indirect ownership of Genencor, including all income generated by Genencor's operations and any future increase in Genencor's value. Similarly, Danisco will also bear all of the risk of losses generated by Genencor's operations and any decrease in the value of Genencor after the Offer and Merger. Upon consummation of the Merger, Genencor will become a privately held corporation. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of Genencor after the Offer and Merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by Genencor operations or decline in the value of Genencor after the Offer and Merger.

As a privately held corporation, Genencor's Shares will not be publicly listed on the Nasdaq National Market. As soon as possible following the Merger, Danisco will terminate the registration of Genencor's Shares under the Exchange Act, thereby reducing the amount of information about Genencor (including its financial statements) that must be publicly disclosed. Genencor's financial results will be consolidated with those of Danisco. The shares of Danisco are traded on the Copenhagen Stock Exchange, but they are not registered under the Exchange Act and are neither listed on any U.S. stock exchange nor quoted on Nasdaq.

The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), which has the effect, among other things,

of allowing brokers to extend credit on the collateral of the Shares. Following the Offer, depending on whether Genencor can remain listed on the Nasdaq National Market (which in turn depends, in part, on the number of Shares outstanding not held by Danisco and the total number of stockholders other than Danisco), the Shares may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible for use as collateral for margin loans made by brokers. Following the Merger, the Shares will cease to be "margin securities" for the purposes of such margin regulations and will be ineligible for use as collateral for margin loans made by brokers.

Danisco believes that Genencor's key employees are important to the success of Genencor's business and operations. Danisco plans to provide incentives to key Genencor employees to remain following completion of the Offer and the Merger. At this time, Danisco has not finalized any particular incentive plans, but Danisco intends to work with Genencor's management to minimize disruption to the Genencor team. The stock options outstanding under Genencor's employee compensation plans at the time of the Merger will be cancelled, and the holders thereof will be entitled to cash. Danisco is considering monetary incentives to promote retention and competitive compensation and benefits. In Danisco's view, providing performance-based rewards to key employees is an important part of compensation.

Danisco will provide Acquisition Sub with sufficient funds to purchase the 25 million Shares and 485 shares of Series A Preferred Stock from Eastman under the Stock Purchase Agreement, and to purchase all shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger. In addition, our Numbered Sub will transfer the 25 million Shares and 485 shares of Series A Preferred Stock that we hold to our Acquisition Sub. Although we have not made a final determination on precisely how we will structure these intra-group transactions, our present plan is that our Acquisition Sub will obtain from Danisco the cash necessary to consummate the Stock Purchase Agreement, the Offer and the Merger as a loan, rather than a capital contribution.

8.    CONDUCT OF GENENCOR'S BUSINESS IF THE OFFER IS NOT COMPLETED

If the Offer is not completed, Danisco will re-evaluate the role of Genencor within Danisco's overall corporate strategy. In particular, Danisco may consider any one or more of the following:

•	Acquiring the Shares held by Eastman. The closing of the Stock Purchase Agreement is to occur promptly following the date on which any Shares are accepted for payment pursuant to the Offer. However, if the Offer is not consummated and the Acquisition Agreement is terminated, Danisco nonetheless may acquire some or all of the Shares and Series A Preferred Stock held by Eastman, either by agreeing with Eastman to close the Stock Purchase Agreement nonetheless, or by entering into a new agreement with Eastman.

•	Proposing that Danisco and Genencor enter into a merger agreement, which would require the approval of Genencor's board of directors and the vote of Danisco's shares in favor of that merger.

•	Pursuing alternatives to acquire Shares held by the public stockholders, including engaging in open market or privately negotiated purchases of Shares.

•	Keeping outstanding the public minority interest in Genencor, in which case the public stockholders of Genencor would, absent a sale by them in the public markets, retain their Shares and would realize the benefit of any improvement in Genencor's business or profitability but would bear the risk that the trading price per share could decline to a price that is less than the Offer Price.

•	Effecting its registration rights and selling its Shares in the public markets.

•	Engaging in private sales of Genencor's equity held by Danisco.

9.    CERTAIN AGREEMENTS RELATING TO THE OFFER AND THE MERGER

The following summaries of certain provisions of the Stockholder Agreement, the Acquisition Agreement and the Stock Purchase Agreement each is qualified in its entirety by reference to the agreement itself, which is incorporated herein by reference. A copy of each agreement has been filed by Danisco and Acquisition Sub, pursuant to Rule 14d-3 under the Exchange Act, as exhibits to the Schedule TO. The agreements may be examined and copies may be obtained at the places and in the manner set forth in "The Tender Offer—Certain Information Concerning Genencor." Holders of Shares and other interested parties should read each agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used in the description of each agreement and not otherwise defined have the meanings ascribed to them in that agreement.

The Acquisition Agreement

The Offer.    The Acquisition Agreement provides for the making of the Offer by Acquisition Sub, pursuant to the terms and subject to the conditions set forth in this Offer to Purchase.

The Merger.    Following the consummation of the Offer, subject to the terms and conditions set forth in the Acquisition Agreement at the effective time of the Merger (i) Acquisition Sub will be merged with and into Genencor and, as a result of the Merger, the separate corporate existence of Acquisition Sub will cease; (ii) Genencor will be the successor or surviving corporation (sometimes referred to as the "Surviving Corporation") in the Merger; and (iii) the separate corporate existence of Genencor will continue unaffected by the Merger.

As of the effective time of the Merger, by virtue of the Merger and without any action on the part of the holders of any securities of Genencor or common stock, par value $0.01 per share, of Acquisition Sub:

•	each issued and outstanding share of the common stock of Acquisition Sub will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation;

•	all Shares that are owned by Genencor as treasury stock and any Shares owned by Danisco, Acquisition Sub or any other wholly owned subsidiary of Danisco (including Shares purchased pursuant to the Offer) will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor; and

•	each issued and outstanding Share (other than Shares to be cancelled in accordance with the preceding bulleted subparagraph and other than Shares held by a holder who has not consented to the Merger and who has complied with Section 262 of the DGCL) will be converted into the right to receive the price per Share paid in the Offer, payable to the holder in cash, without interest.

From and after the effective time of the Merger, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except the right to receive the price per Share paid in the Offer, payable to the holder in cash, therefor upon the surrender of such certificate, without interest thereon.

In addition, at the effective time of the Merger, each issued and outstanding share of Series A Preferred Stock will be converted into one fully paid and nonassessable share of Series A preferred stock, no par value, of the Surviving Corporation.

Upon consummation of the Merger, the certificate of incorporation of Genencor will be amended to read in the form attached as Exhibit A to the Acquisition Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation; the bylaws of the Surviving Corporation will be amended to read in the form attached as Exhibit B to the Acquisition Agreement; and the persons listed on Exhibit C to the Acquisition Agreement shall be the directors of the Surviving Corporation, until their successors shall have been duly appointed.

Conditions to the Merger.    The respective obligations of Danisco and Acquisition Sub, on the one hand, and Genencor, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger of each of the following conditions:

•	no statute, rule or regulation of any U.S. governmental entity will prohibit the consummation of the Merger, and there will be no court order or injunction in effect preventing consummation of the Merger; and

•	Acquisition Sub will have accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to and in accordance with the terms of the Offer; provided, however, that this condition will be deemed to have been satisfied if Acquisition Sub fails to accept for payment, purchase or pay for any Shares validly tendered and not withdrawn pursuant to the Offer in violation of the terms of the Offer or of the Acquisition Agreement.

The Acquisition Agreement provides that, if all conditions to the Offer have not been satisfied or waived on the initial expiration date of the Offer, Acquisition Sub may, in its discretion, extend the Offer for successive periods of up to 10 business days up to (but not beyond) May 31, 2005 and may provide a "subsequent offering period" in accordance with Rule 14d-11 under the Exchange Act. In addition, if on any scheduled expiration date of the Offer all conditions to the Offer have not been satisfied or waived, Genencor may (by written notice delivered to Acquisition Sub) require Acquisition Sub to extend the Offer for successive periods of up to 10 business days up to (but not beyond) May 31, 2005. See "The Tender Offer—Certain Conditions of the Offer"

Genencor Award Plans.    As of the effective time of the Merger, all outstanding awards of stock options, stock appreciation rights, restricted shares of Genencor's common stock or units of Genencor's common stock under its SOAR Plan, or under its OI Plan, that remain unexercised or unpaid at the effective time of the Merger, whether or not such awards had become vested or exercisable before such time, and all Shares standing to participants' credit in stock accounts maintained for them under, or which are to be credited to their stock accounts after the effective time of the Merger pursuant to an election made before such time in accordance with the provisions of, Genencor's Nonqualified Deferred Compensation Plan shall be treated in the manner described above in "Special Factors—The Merger; Plans For Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger."

Genencor's Board of Directors.    Promptly following the Assignment Time, as defined below, Danisco will be entitled to elect or designate such number of directors, rounded up to the next whole number, on Genencor's board of directors as is equal to the product of the total number of directors on Genencor's board of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Acquisition Sub, Danisco and any of their affiliates bears to the total number of Shares then outstanding. Genencor shall, at Danisco's request at any time following the Assignment Time, take such actions as are necessary to enable Danisco's designees to be so elected or designated to Genencor's board of directors, and will use its commercially reasonable efforts to cause Danisco's designees to be so elected or designated at such time, provided, however, that at all times during the period commencing as of the Assignment Time and ending at the effective time of the Merger, there shall be, and Danisco shall use commercially reasonable efforts to ensure that there shall be, at least three members of the Special Committee, or their successors who were elected by a majority of the other Special Committee members, serving on the Genencor Board (the "Continuing Directors"). Genencor will, upon Danisco's request following the Assignment Time, also cause persons elected or designated by Danisco to constitute the same percentage (rounded up to the next whole number) as is on Genencor's board of directors of each committee of Genencor's board of directors (other than the Special Committee), each board of directors (or similar body) of each subsidiary of Genencor, and each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or stock exchange rules.

Genencor, Danisco and Acquisition Sub will use their reasonable best efforts to cause the persons listed on Exhibit C to the Acquisition Agreement, from and after the effective time of the Merger, to be the directors of the Surviving Corporation, and the officers of Genencor immediately prior to the effective time of the Merger will, from and after the effective time of the Merger, be the officers of the Surviving Corporation, in each case until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws.

For purposes of this Offer to Purchase and the Acquisition Agreement, "Assignment Time" means the time that Genencor receives notice in writing from Danisco (and, with respect to clause (b) only, an acknowledgement in writing from Eastman) that both of the following have occurred: (a) the purchase of and payment for any Shares by Acquisition Sub pursuant to the Offer; and (b) the purchase by Acquisition Sub (or any affiliate thereof) of and payment by Acquisition Sub (or any affiliate thereof) for all Shares, and all shares of Series A Preferred Stock owned by Eastman (and Eastman's subsidiaries), pursuant to the Stock Purchase Agreement.

Stockholders' Meeting; Merger Without a Meeting of Stockholders.    Pursuant to the Acquisition Agreement, if required by applicable law in order to consummate the Merger, Genencor will in accordance with applicable law:

•	call a special meeting of its stockholders (the "Special Meeting") as soon as reasonably practicable following the acceptance for payment and purchase of Shares by Acquisition Sub pursuant to the Offer for the purpose of considering and taking action upon the Acquisition Agreement;

•	prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Acquisition Agreement and a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders;

•	subject to certain limitations, include in the Proxy Statement the recommendations of Genencor's board of directors that stockholders of Genencor vote in favor of the approval of the Merger and the adoption of the Acquisition Agreement and the recommendation of the Special Committee that holders of Shares vote in favor of the approval of the Merger and the adoption of the Acquisition Agreement; and

•	subject to certain limitations, solicit from its stockholders proxies in favor of the Merger and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the DGCL and any other applicable law to effect the Merger.

The Acquisition Agreement provides that Danisco will vote, or cause to be voted, all of the Shares then owned by it, Acquisition Sub or any of its other subsidiaries and affiliates in favor of the approval of the Merger and adoption of the Acquisition Agreement.

Notwithstanding the foregoing, in the event Danisco, Acquisition Sub or any other subsidiary of Acquisition Sub acquires at least 90% of the outstanding shares of each class of capital stock of Genencor entitled to vote on the Merger, pursuant to the Offer or otherwise, Danisco, Acquisition Sub and Genencor will, at the request of Danisco and subject to the conditions to the obligations of the parties to effect the Merger, cause the Merger to become effective as soon as practicable without a meeting of stockholders of Genencor in accordance with Section 253 of the DGCL.

Topping Option.     In the Acquisition Agreement, Genencor has granted to Acquisition Sub an irrevocable option to purchase from it, for the price per Share offered in the Tender Offer, the number of Shares that would result in Danisco and Acquisition Sub owning, together with the Shares currently owned by Danisco and Acquisition Sub and their affiliates and the Shares owned by Eastman and its affiliates, 90% of the then outstanding Shares immediately after the exercise of the option.

Interim Operations; Covenants.    Genencor has agreed that, except as permitted by the Acquisition Agreement and subject to certain exceptions, after the date of the Acquisition Agreement, and prior to the earlier of the termination of the Acquisition Agreement in accordance with its terms and the time the designees of Danisco have been elected to, and constitute a majority of, Genencor's board of directors (the "Appointment Time"):

•	Genencor and its subsidiaries will conduct their business in the ordinary course of business consistent with past practice, and each of Genencor and its subsidiaries will use commercially reasonable efforts to preserve its present business and organization substantially intact;

•	Genencor and its subsidiaries will timely file all tax returns in a manner consistent with past practice, timely pay all taxes due and payable, and promptly notify Danisco of any federal or state tax claim or any significant developments with respect to ongoing tax claims;

•	Genencor will not, directly or indirectly (i) amend its certificate of incorporation or bylaws; (ii) increase the size of its board of directors; (iii) split, combine or reclassify any of its outstanding capital stock; (iv) declare, set aside or pay any dividend or other distribution with respect to its capital stock; (v) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of Genencor or any of its subsidiaries, other than Shares reserved on the date of the Acquisition Agreement for issuance pursuant to the exercise of or in payment of any awards under the Award Plans outstanding on the date of the Acquisition Agreement; (vi) effect any registration of shares of capital stock of any class of Genencor or any of its subsidiaries; or (vii) redeem, purchase or otherwise acquire any shares of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares, except in connection with the exercise of repurchase rights or rights of first refusal in favor of Genencor with respect to shares of Genencor common stock issued upon exercise of Genencor Stock Awards granted under Genencor Award Plans;

•	neither Genencor nor its subsidiaries will make any change in the compensation or benefits payable or to become payable to any of its officers, directors, employees, agents or consultants, enter into or amend any employment, compensation, severance, consulting, termination or other agreement or retirement or other employee benefits plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons;

•	neither Genencor nor its subsidiaries will pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of Genencor of any amount relating to unused vacation days; adopt or pay, grant, issue, accelerate the vesting or payment of or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement (including the Award Plans), or any employment or consulting agreement with or for the benefit of any Genencor director, officer, employee, agent or consultant, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

•	neither Genencor nor its subsidiaries will waive, release or assign any rights or claims under any of its material contracts, agreements or other arrangements having a value in excess of $100,000 individually or $500,000 in the aggregate;

•	neither Genencor nor its subsidiaries will cancel or terminate any insurance policy naming it as a beneficiary or a loss payee, and Genencor will not allow any such policy to be cancelled or terminated;

•	neither Genencor nor its subsidiaries will (i) make any loans, advances or capital contributions to, or investments in, any other person or legal entity, in excess of $100,000 individually or $500,000 in the aggregate; (ii) enter into any commitment or transaction involving aggregate payments to or by Genencor or any of its subsidiaries with respect to any such commitment or transaction of $1,000,000 or greater; or (iii) create or allow to be created any encumbrance upon the current assets of Genencor in an amount greater than $100,000 individually or $500,000 in the aggregate;

•	neither Genencor nor its subsidiaries will change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by generally accepted accounting principles ("GAAP") or make or change any tax election, change an annual accounting period, adopt or change any accounting method, file any amended income, franchise or other material tax returns, enter into any closing or similar agreement, settle or consent to any tax claim, or consent to any extension or waiver of the limitation period applicable to any tax claim;

•	neither Genencor nor its subsidiaries will pay, discharge or satisfy any claims, liabilities or obligations, in excess of $1,000,000 or greater;

•	neither Genencor nor its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Genencor or its subsidiaries (other than the Merger); and

•	neither Genencor nor its subsidiaries will enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, publicly recommend or publicly announce an intention to do any of the foregoing.

No Solicitation.    From the date of the Acquisition Agreement until the Appointment Time or, if earlier, the termination of the Acquisition Agreement in accordance with its terms, Genencor has agreed that it will not, and will cause all its subsidiaries and its and their respective officers, directors (other than directors designated by Danisco and Eastman and their respective affiliates) not to, and will use commercially reasonable efforts to cause its and such subsidiaries' employees, investment bankers, attorneys and accountants, other agents (collectively, "Representatives") not to, (i) solicit or knowingly encourage the submission of any proposal that constitutes, or would reasonably be expected to result in the submission of, an Acquisition Proposal (as defined below); (ii) solicit or knowingly encourage any inquiries that would reasonably be expected to result in the submission of an Acquisition Proposal; (iii) engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to Genencor or its subsidiaries or afford access to the non-public properties, books or records or employees of Genencor or its subsidiaries to, any person (or group of persons) other than Danisco and its subsidiaries (any such person, a "Third Party") who has submitted an Acquisition Proposal; (iv) enter into any definitive agreement (or letter of intent) with any such Third Party with respect to the Acquisition Proposal submitted by such Third Party to Genencor; or (v) enter into any definitive agreement (or letter of intent) with any such Third Party who has submitted an Acquisition Proposal to Genencor, requiring Genencor to abandon, terminate or fail to consummate the transactions contemplated by the Acquisition Agreement.

Genencor has further agreed that it shall cause its and its subsidiaries, officers and directors (other than directors designated by Danisco and Eastman and their respective affiliates) to, and shall use commercially reasonably efforts to cause its and its subsidiaries and other Representatives to, immediately cease and terminate any existing solicitation, discussion, activity or negotiation with any Third Party conducted prior to the date of the Acquisition Agreement by Genencor, its subsidiaries or their respective Representatives with respect to any Acquisition Proposal.

Notwithstanding the restrictions described above, if, at any time prior to the Appointment Time, a bona fide Acquisition Proposal is made, commenced or announced by a Third Party (under circumstances in which Genencor has complied in all material respects with its obligations above) and the Special Committee determines in good faith (after consultation with its financial advisors and outside counsel) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal (as defined below), Genencor and its Representatives may, subject to its giving Danisco prior notice, (a) furnish non-public information to such Third Party and its Representatives relating to Genencor or any of its subsidiaries and afford access to such Third Party and its Representatives to the non-public properties, books or records or employees of Genencor or its subsidiaries, in each case pursuant to a customary confidentiality agreement, and (b) engage in discussions and negotiations with such Third Party and its Representatives. In addition, notwithstanding the restrictions described above, Genencor may communicate with Eastman with respect to any Acquisition Proposal and take any other actions that it determines in good faith to be necessary or appropriate to effectuate or facilitate actions otherwise permitted under the Acquisition Agreement.

In addition to any prior notice obligations mentioned above, Genencor will as promptly as practicable (and in any event within two business days) after any officer of Genencor or member of the Special Committee becomes aware of any Acquisition Proposal submitted to Genencor, notify Danisco of such Acquisition Proposal. Genencor will inform Danisco as promptly as practicable (and in any event within two business days) of any written changes in the material terms or conditions to any Acquisition Proposal received. Genencor will provide or make available promptly to Danisco copies of all material non-public information provided to any Third Party not previously provided to Danisco.

For purposes of this Offer to Purchase and the Acquisition Agreement:

•	"Acquisition Proposal" means any offer, proposal or indication of interest, as the case may be, by any Third Party that contemplates (i) a transaction or series of transactions (including any merger, consolidation, recapitalization or other direct or indirect business combination) involving the issuance or acquisition by such Third Party of shares of capital stock or other equity securities of Genencor representing 10% (in number or voting power) or more of the outstanding capital stock of Genencor; (ii) any tender or exchange offer that if consummated would result in such Third Party, together with all affiliates thereof, acquiring beneficial ownership of shares of capital stock or other equity securities of Genencor representing 10% (in number or voting power) or more of the outstanding capital stock of Genencor; or (iii) the acquisition, exclusive license (outside the ordinary course of business), or purchase by such Third Party of 10% or more of the or assets (including the capital stock or assets of its subsidiaries) of Genencor; and

•	"Superior Proposal" means any bona fide written Acquisition Proposal to acquire all of the outstanding common and preferred shares of Genencor, or all or substantially all of the assets of Genencor, in either case for cash or Registered Shares (as defined below) or a combination thereof, which on its most recently amended or modified terms, if amended or modified, the Special Committee determines in good faith (after consultation with its financial advisors and outside counsel), contemplates a transaction (i) that, if consummated, would be more favorable to the Unaffiliated Stockholders (in their capacities as stockholders), from a financial point of view, than the Offer and the Merger; and (ii) for which financing, if necessary, is committed or reasonably capable of being obtained.

•	"Registered Shares" means equity securities that are traded on a national securities exchange or the Nasdaq Stock Market and that, as of the date the transaction contemplated by the Superior Proposal is consummated, will either be (i) registered on a registration statement that has been declared effective by the SEC or (ii) subject to a customary registration rights agreement executed by the Third Party who submitted such Superior Proposal.

If the Special Committee determines that an Acquisition Proposal constitutes a Superior Proposal, then Genencor shall deliver to Danisco a written notice that (i) advises Danisco that Genencor has received an Acquisition Proposal that the Special Committee has determined is a Superior Proposal, (ii) specifies the material terms and conditions of the Superior Proposal, and (iii) identifies the Third Party making the Superior Proposal. (However, as described below, Danisco shall have a two-day opportunity to match a Superior Proposal before Genencor may terminate the Acquisition Agreement on the basis thereof.)

Subject to the limitations described below, neither the Genencor Board nor any committee thereof will withdraw, qualify or amend in any manner adverse to Danisco or to Acquisition Sub, the approval or recommendation by the Genencor Board or any committee thereof of the Offer, the Acquisition Agreement or the Merger or approve or recommend any Acquisition Proposal or cause or permit Genencor to enter into any definitive agreement or letter of intent with respect to any Acquisition Proposal. However, nothing in the Acquisition Agreement prohibits Genencor or the

Special Committee from publicly disclosing a Superior Proposal or amending its recommendation to provide that Genencor is unable to take a position with respect to the Offer, the Acquisition Agreement and the Merger in response to a Superior Proposal. Notwithstanding the restrictions described above, the Genencor Board or the Special Committee may withdraw, qualify or amend its recommendation with respect to the Offer, the Acquisition Agreement and the Merger if, prior to the effective time of the Merger, the Genencor Board or the Special Committee determines in good faith (after consultation with its financial advisors and outside counsel) that the failure to do so would create a material risk of a breach by the Genencor Board or the Special Committee of its fiduciary duties to Genencor stockholders.

Standstills.    Genencor will not release, or permit the release of any person from, or permit the waiver of any provision of, any "standstill" or similar agreement. However, Genencor may waive any standstill or similar agreement if it can prove that the other party to the agreement became subject to such agreement in connection with Genencor's consideration of a strategic transaction between October 31, 2003 and September 30, 2004.

Directors' and Officers' Insurance and Indemnification.    For a period of six years after the effective time of the Merger, Danisco will indemnify and hold harmless the past and present officers and directors of Genencor and its subsidiaries as provided in the Acquisition Agreement.

Subject to certain conditions, exceptions and limitations, Danisco will, or will cause the Surviving Corporation to, maintain and extend all existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the effective time of the Merger with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the effective time of the Merger, including in connection with the approval of the Acquisition Agreement and the transactions contemplated thereby. Danisco may, however, substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to the covered person.

For a period of six years after the effective time of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of covered persons than are currently set forth in Genencor's certificate of incorporation and bylaws. Indemnification agreements with covered persons in existence on the date of the Acquisition Agreement will continue in full force and effect in accordance with their terms. Danisco will not permit the Surviving Corporation to distribute or dispose of assets in a manner that would render the Surviving Corporation unable to satisfy its indemnification obligations under the Acquisition Agreement.

Consents and Approvals.    Subject to certain limitations, each of Genencor, Danisco and Acquisition Sub has agreed to use its commercially reasonable efforts to (i) take all appropriate action to consummate and make effective the transactions contemplated by the Acquisition Agreement as promptly as practicable, (ii) obtain from any governmental entities any consents, licenses, permits, waivers, clearances, approvals, authorizations or orders required in connection with the authorization, execution and delivery of the Acquisition Agreement and the consummation of the transactions contemplated thereby as promptly as practicable, (iii) make any filings required with respect to the HSR Act or any other applicable laws required in connection with the authorization, execution and delivery of the Acquisition Agreement and the consummation of the transactions contemplated thereby within ten business days of the date of the Acquisition Agreement, (iv) comply at the earliest practicable date with any request under or with respect to the HSR Act and any such other applicable laws or regulations for additional information, documents or other materials received by Danisco, Acquisition Sub or Genencor or any of their respective subsidiaries from the Federal Trade Commission or the Department of Justice or any other governmental entity in connection with such applications or filings or the transactions contemplated by the Acquisition Agreement, and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (A) any filing under or with respect to the HSR Act or any such other applicable laws or regulations and (B) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such governmental entity. Each of Genencor, Danisco and Acquisition Sub has also agreed to coordinate and cooperate with each other in connection with the foregoing and promptly to inform the others of any communication with, and any proposed understanding, undertaking or agreement with, any governmental entity regarding any such application or filing and, subject to certain limitations, to give the other prior notice of a meeting with any governmental entity and in connection with any related documents, presentations or other items.

If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity challenging the transactions contemplated by the Acquisition Agreement as violative of any applicable law, each of Genencor, Danisco and Acquisition Sub will cooperate and use their commercially reasonable efforts to contest and resist any such action or proceeding. In addition, each of Genencor, Danisco and Acquisition Sub will notify the others in writing of any pending action, suit, arbitration or other proceeding by a governmental entity or a third party challenging or seeking material damages in connection with the transactions contemplated by the Acquisition Agreement or seeking to restrain or prohibit the consummation of such transactions or materially limit the right of Danisco or Acquisition Sub to own any of the Shares sought to be acquired in the Offer from the Unaffiliated Stockholders.

Notification.    Genencor will give prompt notice to Danisco and Acquisition Sub, and Danisco and Acquisition Sub will give prompt notice to Genencor, of the occurrence or non-occurrence of (i) any event that would be likely to cause any conditions described in "The Tender Offer—Certain Conditions of the Offer," to be unsatisfied in any material respect; and (ii) any material failure of Genencor, Acquisition Sub or Danisco, as the case may be, to comply with or satisfy any covenant, condition or agreement under the Acquisition Agreement.

Representations and Warranties.    Pursuant to the Acquisition Agreement, each of Genencor, Danisco and Acquisition Sub has made customary representations and warranties with respect to, among other things, its organization, standing and power; approvals by its board of directors; third party consents and approvals necessary for them to consummate the transactions contemplated by the Acquisition Agreement; litigation involving it; the information provided by it for inclusion in various public filings related to the transactions contemplated by the Acquisition Agreement (including this Offer to Purchase); and the absence of any other agreements in connection with the transactions contemplated by the Acquisition Agreement. In addition, Genencor has made representations and warranties to Acquisition Sub and Danisco with respect to its being duly qualified and licensed to carry on its business; its capitalization; its employee benefit plans (including the Award Plans); its financial statements and public filings; the conduct of its business and the absence of certain changes thereto; the opinion of its financial advisor; and its personnel and business relationships. Each of Danisco and Acquisition Sub has also made representations and warranties to Genencor with respect to its financial ability to consummate the Offer and the Merger.

Certain representations and warranties in the Acquisition Agreement made by Genencor are qualified as to "materiality", "Company Material Adverse Change" or "Company Material Adverse Effect." See the text under the caption "The Tender Offer—Certain Conditions" in this Offer to Purchase for definitions of these terms.

Authority of Special Committee; Approval of Specified Matters.    No action taken or purported to have been taken on behalf of Genencor after the date of the Acquisition Agreement with respect to any Specified Matter (or other matter requiring action by the Special Committee under the Acquisition Agreement or the Charter of the Special Committee) will be valid or effective unless such action has been approved by the Special Committee. Notwithstanding the foregoing, during the period commencing as of the Assignment Time and ending at the effective time of Merger, the approval of a majority of the Continuing Directors serving on the Genencor Board will be required to authorize any Specified Matter.

For purposes of this Offer to Purchase and the Acquisition Agreement, each of the following shall be deemed to be a "Specified Matter": (i) any amendment or termination by Genencor of, and any exercise or enforcement by Genencor of any right under, the Acquisition Agreement or the Stockholder Agreement; (ii) any extension of time for the performance of (y) any of the obligations or acts of Danisco or the Acquisition Sub under the Acquisition Agreement, or (z) any of the obligations or acts of Danisco or Eastman under the Stockholder Agreement; (iii) any waiver of any right of Genencor, or any condition to any obligation of Genencor, under the Acquisition Agreement or the Stockholder Agreement; (iv) any grant by Genencor of any consent or approval pursuant to, or any other action by Genencor relating to, the Acquisition Agreement or the Stockholder Agreement; (v) any action or failure to act on the part of Genencor that could reasonably be expected to constitute or result in a breach of, or to delay or interfere with the performance of, the Acquisition Agreement or the Stockholder Agreement; (vi) any agreement or transaction between or involving (x) Genencor or any affiliate of Genencor and (y) Danisco, Eastman or any affiliate of Danisco or Eastman; (vii) any Company Change in Recommendation; (viii) any amendment to Genencor's certificate of incorporation or bylaws; and (ix) any change in the authority or membership of the Special Committee. The authorization after the Assignment Time of any Specified Matter by a majority of the Continuing Directors serving on the Genencor Board will constitute the authorization of such Specified Matter by the Genencor Board, and no other action on the part of Genencor or any other director of Genencor will be required to authorize such Specified Matter.

Termination.    The Acquisition Agreement may be terminated and the transactions contemplated by the Acquisition Agreement may be abandoned at any time before the effective time of the Merger:

•	by mutual written consent of Danisco and Genencor;

•	by Danisco:

•	if a court of competent jurisdiction or other governmental entity in the United States has issued a final, non-appealable order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement such that the conditions set forth in the Acquisition Agreement will not be capable of being satisfied;

•	if (A) there was any inaccuracy in any representation or warranty of Genencor set forth in the Acquisition Agreement as of the date of the Acquisition Agreement and such inaccuracy: (x) has a Company Material Adverse Effect and (y) is not capable of being cured prior to May 31, 2005, or (B) there has been a breach of any covenant or agreement of Genencor set forth in the Acquisition Agreement which (x) would have a Company Material Adverse Effect and (y) is not capable of being cured prior to May 31, 2005;

•	if acceptance for payment of Shares pursuant to the Offer has not occurred by May 31, 2005; provided, that the right to terminate the Acquisition Agreement pursuant to this provision will not be available to Danisco if the failure of such acceptance to have so occurred resulted from a breach of any representation, warranty, covenant or agreement of Danisco or Acquisition Sub under the Acquisition Agreement or any action or failure to act on the part of certain specified persons;

•	if the Special Committee has made and publicly announced a change in Genencor's recommendation regarding the Offer, the Acquisition Agreement or the Merger; or

•	if the Offer (as it may have been extended) has expired without acceptance for payment of Shares thereunder, other than as a result of a breach of any representation, warranty, covenant or agreement of Danisco or Acquisition Sub set forth in the Acquisition Agreement;

•	by Genencor:

•	at any time during the period commencing on the date two full business days after the delivery of a notice of a Superior Proposal to Danisco and ending at the time that any Shares are accepted for payment pursuant to the Offer; provided, however, that Genencor shall not be permitted to terminate the Acquisition Agreement pursuant to this provision with respect to a particular Superior Proposal if (i) such Superior Proposal resulted from an intentional and material breach by Genencor of certain provisions of the Acquisition Agreement, or (ii) Danisco makes, and does not withdraw, within two full business days after receiving notice of the Superior Proposal, an offer that the Special Committee determines (after consultation with its financial advisors and outside counsel) to be as favorable to the Unaffiliated Stockholders as such Superior Proposal;

•	if Acquisition Sub has failed to commence the Offer as provided in the Acquisition Agreement or if the Offer has terminated or expired without acceptance for payment of Shares; provided, however, that the right to terminate the Acquisition Agreement pursuant to this clause will not be available to Genencor if the failure of the commencement of the Offer or of the acceptance for payment of Shares thereunder resulted from a breach of any representation, warranty, covenant or agreement of Genencor under the Acquisition Agreement;

•	if there has been a material breach of any representation, warranty, covenant or agreement of Danisco or Acquisition Sub set forth in the Acquisition Agreement; or

•	if acceptance for payment of Shares pursuant to the Offer has not occurred by May 31, 2005.

Effect of Termination.    In the event of the termination of the Acquisition Agreement pursuant to its terms, the Acquisition Agreement will become null and void and there will be no liability or continuing obligation on the part of Danisco, Acquisition Sub, Genencor, or any of their respective affiliates, subject to certain exceptions described in the Acquisition Agreement.

Amendment and Modification.    Subject to certain limitations, the Acquisition Agreement may be amended, modified and supplemented in any and all respects by written agreement of Danisco, Acquisition Sub and Genencor.

The Stock Purchase Agreement

On January 27, 2005, Danisco and Eastman signed the Stock Purchase Agreement.

Under the terms of the Stock Purchase Agreement, Acquisition Sub will purchase and acquire from Eastman the 25 million Shares and 485 shares of Series A Preferred Stock (including the accumulated dividend thereon) owned by a subsidiary of Eastman. Acquisition Sub will pay Eastman a purchase price, in cash, of $15.00 per Share and $44.0 million in respect of all of the Eastman subsidiary's shares of Series A Preferred Stock, for aggregate consideration of $419.0 million. If the closing of the purchase by Danisco of Shares and Series A Preferred Stock under the Stock Purchase Agreement does not occur by March 25, 2005, then the aggregate price will increase by an amount, computed on the basis of a 360-day calendar year, equal to 2.5% per year from March 25, 2005 until the date of the closing of the Stock Purchase Agreement.

The obligations of the parties under the Stock Purchase Agreement are subject to certain conditions, including the expiry of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The obligations of Eastman under the Stock Purchase Agreement are also subject to the Acquisition Agreement shall not having been terminated, amended or modified since the time of its execution.

The closing of the Stock Purchase Agreement shall occur promptly following the date that Acquisition Sub shall accept for payment any Shares pursuant to the Offer.

The Stock Purchase Agreement may be terminated (i) by mutual written consent of Danisco and Eastman, (ii) by Danisco in the event that (A) Eastman or its subsidiary has materially breached any representation, warranty or covenant made by it and such breach continues uncured or (B) subject to certain limitations, if the closing of the Stock Purchase Agreement has not occurred on or before May 31, 2005 by reason of any failure of a condition precedent under Section 5.01 or 5.02 the Stock Purchase Agreement, (iii) by Eastman in the event that (A) Danisco or Acquisition Sub has materially breached any representation, warranty or covenant made by it and such breach continues uncured, (B) Danisco or Acquisition Sub makes a Matching Bid (as that term is defined in the Acquisition Agreement) with respect to a Superior Proposal and Eastman will not receive at least

$419.0 million plus the positive difference, if any, between the consideration per Share to be paid to the Unaffiliated Stockholders in such Superior Proposal and $19.25, multiplied by 25 million (the number of Shares held by Eastman and its subsidiaries), or (C) subject to certain limitations, if the closing of the Stock Purchase Agreement has not occurred on or before May 31, 2005 by reason of any failure of a condition precedent under Section 5.01 or 5.03 the Stock Purchase Agreement, or (iv) by either Danisco or Eastman if there shall be in effect any law or regulation that prohibits the consummation of the transactions contemplated thereunder or if such consummation would violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction, or Danisco shall have terminated the Acquisition Agreement pursuant to Section 8.1(b)(iv) thereof, or Genencor shall have terminated the Acquisition Agreement pursuant to Section 8.1(c) thereof.

The Stockholder Agreement

The Stockholder Agreement among Genencor, Danisco and Eastman is described above in "Special Factors—Background of the Offer."

10.    APPRAISAL RIGHTS

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares who has not tendered his Shares in the Offer and has neither voted in favor of the Merger nor consented thereto in writing and who properly demands an appraisal of their shares under Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid from the date of the Merger. Holders of Shares considering seeking appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the $19.25 per Share in cash they would receive in the Offer and the Merger if they did not seek appraisal of their Shares and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration to be received in a tender offer or a merger is not necessarily an opinion as to fair value under Section 262. Delaware law defines such fair value as the stockholder's proportionate interest in the corporation as a going concern. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the cash consideration offered in the Merger. A stockholder may withdraw his demand for appraisal by delivery to Acquisition Sub of a written withdrawal of his demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Annex C to this Offer to Purchase.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

11.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table was provided by Genencor and sets forth the beneficial ownership of Shares as of January 31, 2005 by:

•	each person who is known to Genencor to own beneficially more than 5% of the Shares;

•	each of the executive officers of Genencor;

•	each of the directors of Genencor; and

•	all of the executive officers and directors of Genencor as a group.

Genencor calculated beneficial ownership based on the requirements of the SEC. Unless otherwise indicated below, to the best of the knowledge of Genencor, each stockholder named in the table has sole voting and investment power with respect to all Shares shown. The designated address of each individual listed in the table is c/o Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304.

	Common Stock Beneficially Owned
Beneficial Owner	Number of Shares	Percentage
Danisco A/S (1)	25,000,000	41.6%
Eastman Chemical Company (2)	25,000,000	41.6%
Jean-Jacques Bienaimé (3)	369,946	*
Søren Bjerre-Nielsen	2,025	*
Bruce C. Cozadd (4)	52,999	*
Theresa K. Lee	1,000	*
Robert H. Mayer (5)	1,400	*
Joseph A. Mollica (4)	52,999	*
Gregory O. Nelson	500	*
Norbert G. Riedel (6)	53,299	*
James P. Rogers (7)	17,500	*
Jørgen Rosenlund	0	*
Michael V. Arbige (8)	238,583	*
Carole B. Cobb (9)	248,499	*
Mark A. Goldsmith (10)	108,330	*
Margaret A. Horn (11)	153,948	*
Raymond J. Land (12)	173,753	*
Thomas J. Pekich (13)	238,133	*
Richard J. Ranieri (14)	236,249	*
All executive officers and directors as a group (17 persons) (15)	1,949,163	3.1%

*	Less than 1.0%.

(1)	Consists of the 25,000,000 Shares owned by the Numbered Sub. In addition, (i) Acquisition Sub has a right to acquire 25,000,000 Shares pursuant to the Stock Purchase Agreement, and Danisco has a right to acquire an indeterminate number of Shares pursuant to the Topping Option. Danisco and the Danisco Nominees could be deemed to beneficially own the Shares held by each other. However, they disclaim such beneficial ownership, and it is not reflected on this table.

(2)	Eastman's address is 100 N. Eastman Road, Kingsport, Tennessee 37660. Eastman and the Eastman Nominees could be deemed to beneficially own the Shares held by each other. However, they disclaim such beneficial ownership, and it is not reflected on this table.

(3)	The amount shown includes a presently exercisable option to purchase 366,666 Shares and excludes 75,000 restricted stock units.

(4)	The amount shown includes presently exercisable options to purchase 52,999 Shares of common stock.

(5)	These Shares are held by a trust established for the benefit of Dr. Mayer's spouse.

(6)	The amount shown includes 300 shares held jointly by Dr. Riedel and his spouse and presently exercisable options to purchase 52,999 Shares of common stock.

(7)	These Shares are owned jointly by Mr. Rogers and his spouse.

(8)	The amount shown includes 2,200 Shares held by members of Dr. Arbige's family, as to which he disclaims beneficial ownership, and presently exercisable options to purchase 214,267 Shares. The amount shown excludes 8,500 restricted stock units.

(9)	The amount shown includes 2,300 Shares held by members of Ms. Cobb's family, as to which she disclaims beneficial ownership, presently exercisable options to purchase 223,794 Shares, and presently exercisable options held by Ms. Cobb's husband to purchase 6,499 Shares. Ms. Cobb disclaims beneficial ownership of the options and the underlying Shares held by her husband.

(10)	The amount shown consists of presently exercisable options to purchase Shares.

(11)	The amount shown includes 1,100 Shares held by Ms. Horn's husband, as to which she disclaims beneficial ownership, and presently exercisable options to purchase 151,665 Shares.

(12)	The amount shown includes 560 Shares held by members of Mr. Land's family, as to which he disclaims beneficial ownership, and presently exercisable options to purchase 161,042 Shares.

(13)	The amount shown includes 3,300 Shares held by members of Mr. Pekich's family, as to which he disclaims beneficial ownership, and presently exercisable options to purchase 224,150 Shares. The amount shown excludes 8,100 restricted stock units.

(14)	The amount shown includes presently exercisable options to purchase 229,249 Shares.

(15)	See notes (3) through (14) above.

12.    TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

Except for Shares beneficially owned by our Numbered Sub, Mr. Bejerre-Nielsen and Mr. Mayer as set forth above in "Special Factors—Security Ownership of Certain Beneficial Owners," Shares that Acquisition Sub has a right to acquire under the Stock Purchase Agreement, Shares that Danisco has a right to acquire under the Topping Option, and 1,400 Shares and 830 Shares beneficially owned by, respectively, Mogens Granborg and Jon Krabbe (an executive officer and a director, respectively, of Danisco), none of the members of our bidder group nor, to the best of our respective knowledge, any of the persons listed in Annex A hereto, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or has engaged in any transactions in Shares in the past sixty days.

None of the members of our bidder group nor, to the best of our respective knowledge, any of the persons listed in Annex A hereto, nor any associate or majority-owned subsidiary of any of the foregoing, have acquired any securities of Genencor during the past two years.

Except as set forth under "Special Factors—Background of the Offer" and "Special Factors— Interests of Certain Persons in the Offer" there have been no negotiations, transactions or material contacts during the past two years between any of the members of our bidder group, or, to the best of their respective knowledge, any of the persons listed in Annex A, on the one hand, and Genencor or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

13.    RELATED PARTY TRANSACTIONS

Except as set forth in "Special Factors—Background of the Offer—Commercial Relationships Between Genencor and Each of Danisco and Eastman," none of the members of our bidder group nor, to the best of our respective knowledge, any of the persons listed in Annex A hereto, has engaged in any transaction or transactions in the past two years with Genencor and its affiliates having an aggregate transaction amount of more than $3.5 million, and none of the members of our bidder group nor, to the best of our respective knowledge, any of the persons listed in Annex A hereto has engaged in any transaction or transactions with any executive officer, director or other natural person affiliate of Genencor having an aggregate transaction amount of more than $60,000.

14.    INTERESTS OF CERTAIN PERSONS IN THE OFFER

In considering the recommendation of the Special Committee and the Genencor Board with respect to the Offer and the Merger, stockholders should be aware that we, certain officers and directors of Genencor, and the members of our bidder group, respectively, have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interest.

Ownership of Shares

We currently own approximately 41.6% of the outstanding Shares (and 50% of the outstanding Series A Preferred Stock, which confers no additional rights to elect Genencor directors), and have the right, under the Stockholder Agreement, to nominate three of the ten members of the Genencor Board. Because of our holdings of Shares and our rights under the Stockholder Agreement, Danisco may be deemed to influence the decision-making process of Genencor. The Danisco Nominees all are senior officers of Danisco.

Messrs. Bjerre-Nielsen, Mayer, Granborg and Krabbe each has advised us that he intends to tender all of his Shares pursuant to the Offer. We have been advised that, after making reasonable inquiry, Genencor believes that the members of the Genencor Board, and the executive officers of Genencor, currently intend to tender all Shares beneficially owned by them pursuant to the Offer.

Subsidiaries; Commonality of Directors and Officers

Holding USA, Acquisition Sub and the Numbered Sub are wholly-owned direct and indirect subsidiaries of Danisco, and the directors and officers of those Danisco subsidiaries are comprised entirely of officers of Danisco, including the Danisco Nominees.

Acquisition Agreement Among Danisco, Acquisition Sub and Genencor

See "Special Factors—Certain Agreements Relating to the Tender Offer and the Merger—The Acquisition Agreement."

Stock Purchase Agreement Between Danisco and Eastman

See "Special Factors— Certain Agreements Relating to the Tender Offer and the Merger—The Stock Purchase Agreement."

Stockholder Agreement Among Genencor, Eastman and Danisco

See "Special Factors—Background of the Offer—Stockholder Agreement Among Genencor, Danisco and Eastman."

Commercial Relationships Between Genencor and Danisco

See "Special Factors—Background of the Offer—Commercial Relationships Between Genencor and Each of Danisco and Eastman."

Commercial Relationships Between Genencor and Eastman

See "Special Factors—Background of the Offer—Commercial Relationships Between Genencor and Each of Danisco and Eastman."

Employment Agreements with Executive Officers of Genencor; Change-in-Control Arrangements

On July 8, 2004, Genencor amended its employment agreement with Jean-Jacques Bienaimé, its Chairman, Chief Executive Officer and President. The employment agreement provides for an annual salary of $546,000 and provides that Mr. Bienaimé's salary may be increased from time to time by action of the Genencor Board or by the MDCC and that these increases constitute amendments to Mr. Bienaimé's employment agreement. Mr. Bienaimé is entitled to participate in all of Genencor's insurance, pension, retirement, deferred compensation, stock and stock option, stock purchase or similar compensation and benefit plans and programs. Mr. Bienaimé is also entitled to cash payments to cover the costs of an annual physical not covered by health insurance benefits and the costs of financial planning and income tax preparation services. In addition, Genencor has agreed to maintain for his benefit a fully-paid whole life insurance policy with a stated death benefit of $500,000. In the event that Genencor terminates Mr. Bienaimé's employment without cause or in the event that Mr. Bienaimé resigns due to a constructive removal, a forced relocation, a decrease in salary or benefits or Genencor's breach of the agreement, he will receive severance in the form of continued compensation for 24 months at his then current annual salary rate, a cash bonus under Genencor's variable pay plan, continuation of company-paid benefits for 24 months, and customary executive outplacement services limited to $18,000.

Further, in the event Genencor terminates Mr. Bienaimé's employment without cause following a change in its ownership or control in which more than 50 percent of its outstanding Shares are acquired by an unaffiliated third party (an "Unaffiliated Change-in-Control"), in lieu of the foregoing severance, he will receive an enhanced severance ("Enhanced Severance") in the form of continued cash compensation for 30 months equal to the sum of his then current annual salary rate plus bonus at 100 percent of target, continuation of company-paid benefits for 30 months, the monetary equivalent of the crediting of an additional 5 years of service to the pension plan and immediate eligibility for retiree medical plan for purposes of determining benefits payable under these plans, a cash payment of $18,000 for customary executive outplacement services, a cash payment for the cost of annual physical examinations in the year of termination and for two additional years thereafter which are not covered by health insurance benefits, a fully-paid whole life insurance policy with a stated death benefit of $500,000, a cash payment intended to cover the out of pocket expenses incurred by Mr. Bienaimé annually for state and federal income tax return preparation for the year of termination and two additional years, Genencor's annual contribution to his 401(k) Plan account for the year in which termination occurs, and a full year's credit towards his benefits under the Genencor's pension plan. In addition to the Enhanced Severance, Mr. Bienaimé would be eligible for a discretionary bonus, if granted, in connection with an Unaffiliated Change-in-Control and would be entitled to receive an additional payment to reimburse Mr. Bienaimé for any excise tax otherwise payable by him as a result of the Enhanced Severance. Also, certain benefits included in the agreement are to be supplemented by Genencor to compensate Mr. Bienaimé for taxes payable on such benefit. In either severance event, Genencor would compensate Mr. Bienaimé for the applicable 24 or 30 month-period, respectively, if his employment is terminated due to a permanent disability.

In July 2004, Genencor also entered into employment agreements with each of its other executive officers. These employment agreements each have a one year term with automatic one year renewals unless otherwise agreed, with bonus compensation to be determined by the Genencor Board or the MDCC. Each executive officer's salary has increased from time to time by action of the MDCC, and these increases constitute amendments to his or her employment agreement. Each executive officer is entitled to participate in all of Genencor's insurance, pension, retirement, deferred compensation, stock and stock option, stock purchase or similar compensation and benefit plans and programs. In the event that Genencor terminates a executive officer's employment without cause, or in the event that the executive officer resigns due to a constructive removal, a forced relocation, a decrease in salary or benefits or the Genencor's breach of the agreement, he or she will receive severance in the form of continued compensation for 18 months at his or her then current annual salary rate, a cash bonus under the Genencor's variable pay plan, continuation of company-paid benefits for 18 months, and outplacement services of $18,000. As with Mr. Bienaimé, each executive officer is also eligible to receive the Enhanced Severance termination compensation for 30 months in lieu of the foregoing severance, except that the whole life insurance policy stated death benefit shall be $300,000. In addition to the Enhanced Severance, the executive officers would be eligible for a discretionary bonus, if granted, in connection with an Unaffiliated Change-in-Control and would be entitled to receive an additional payment to reimburse them for any excise tax otherwise payable by them as a result of the Enhanced Severance. Genencor will continue to compensate each of these individuals for the applicable 18 or 30 month-period, respectively, if that person's employment is terminated due to a permanent disability. In addition, for two executive officers currently receiving declining housing supplements, at levels which were frozen in 2003, these officers would continue to receive such payments for the applicable 18 or 30-month period described above.

If the Offer and the Merger are consummated, Mr. Bienaimé, Genencor's Chairman, Chief Executive Officer and President, will receive approximately $6.5 million in connection with the tender of his Shares and the cancellation of his equity compensation awards.

Impact of Offer and Merger on Equity-Based Compensation Plans

See "Special Factors—The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger—Genencor's Equity-Based Compensation Plans."

Directors' and Officers' Insurance and Indemnification

See "Special Factors—Certain Agreements Relating to the Tender Offer and the Merger—The Acquisition Agreement—Directors' and Officers' Insurance and Indemnification."

Compensation of the Special Committee of the Genencor Board

The members of the Special Committee are entitled to the following compensation for serving on the Special Committee in connection with the Danisco Proposal: (a) a retainer of $10,000 per month in the case of the chairman and $5,000 per month in the case of the other members, (b) $2,000 per meeting in the case of the chairman and $1,000 per meeting in the case of the other members, and (c) reimbursement for any necessary travel and expenses.

The Special Committee and the Genencor Board were aware of these actual and potential conflicts of interest. The Danisco Nominees abstained from voting on the Offer and the Merger. See "Special Factors—Recommendation of the Special Committee; Fairness of the Offer and the Merger."

Non-Public Information Regarding Genencor Provided to the Danisco Nominees

See "Special Factors—Reports, Opinions and Appraisals" and "Special Factors—Certain Projected Financial Data Relating to Genencor."

THE TENDER OFFER

1.    TERMS OF THE OFFER

Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in "The Tender Offer — Certain Conditions of the Offer"), Acquisition Sub will accept for payment, and pay for Shares validly tendered on or prior to the Expiration Date of the Offer (as defined herein) and not withdrawn as permitted by The Tender Offer — Rights of Withdrawal." The term "Expiration Date" means 5:00 p.m., New York City time, on Wednesday, March 16, 2005, unless the period for which the Offer is open shall have been extended, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Acquisition Sub, shall expire. The period until the Expiration Date is referred to as the "Offering Period."

Acquisition Sub may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days (the "Subsequent Offering Period"). A Subsequent Offering Period, if one is provided, is not an extension of the Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offering Period, in which stockholders may tender Shares not tendered during the Offering Period. If Acquisition Sub decides to provide for a Subsequent Offering Period, Acquisition Sub will make an announcement to that effect by issuing a press release no later than 9 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. All conditions of the Offer must be waived (except the Majority of the Minority Condition, which may not be waived) or satisfied prior to the commencement of any Subsequent Offering Period.

Subject to the applicable rules and regulations of the SEC, Acquisition Sub has the right to extend the Offering Period for successive periods of up to 10 business days up to (but not beyond) May 31, 2005. In addition, pursuant to the Acquisition Agreement, Genencor has the right to cause Acquisition Sub to extend the Offering Period for successive periods of up to 10 business days up to (but not beyond) May 31, 2005. See "Special Factors — Certain Agreements Relating to the Offer and the Merger." To extend the Offering Period, Acquisition Sub will give written notice of such extension to the Company and the Depositary and issue a press release announcing the extension in accordance with applicable SEC rules. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the terms of the Offer, including the right of a tendering stockholder to withdraw such stockholder's Shares. See "The Tender Offer — Rights of Withdrawal."

Subject to the prior satisfaction of the Majority of the Minority Condition Acquisition Sub may waive any condition of the Offer (other than the Majority of the Minority Condition, which may not be waived) by giving oral or written notice of such waiver to the Depositary and by making a public announcement thereof. If Acquisition Sub elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary.

If Acquisition Sub accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the conditions to the consummation of the Offer, it will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period.

Any delay, termination, amendment, waiver or change of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Acquisition Sub may choose to make any public announcement, Acquisition Sub shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

Acquisition Sub confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Acquisition Sub will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.

If, during the Offering Period, Acquisition Sub shall increase the consideration offered to holders of Shares, such increase shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer. Acquisition Sub has agreed in the Acquisition Agreement that it will not decrease the consideration offered to holders of Shares. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Genencor has agreed to provide Genencor's stockholder list and security position listings to Acquisition Sub for the purpose of disseminating the Offer to stockholders. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Acquisition Sub will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offering Period.

If there is a Subsequent Offering Period, all Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered.

Subject to applicable rules of the SEC, Acquisition Sub expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. Acquisition Sub confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

For purposes of the Offer, Acquisition Sub will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when Acquisition Sub gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Acquisition Sub and transmitting such payments to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "The Tender Offer — Procedure for Tendering Shares," such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

Acquisition Sub reserves the right to transfer or assign in whole or in part from time to time to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Acquisition Sub of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.    PROCEDURE FOR TENDERING SHARES

Valid Tender.     To tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered, and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and the Book-Entry Confirmation of such delivery received by the Depositary, including an Agent's Message (as defined herein) if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Acquisition Sub may enforce such agreement against the participant.

Book-Entry Delivery.    The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below.

DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

THE METHOD OF DELIVERY OF THE SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE STOCKHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Signature Guarantees.    Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other "Eligible Guarantor Institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holders (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.    A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Acquisition Sub, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery. A "Nasdaq trading day" is any day on which the Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Other Requirements.    Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates evidencing such Shares (or a timely Book-Entry Confirmation with respect to such Shares into the Book-Entry Transfer Facility), (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF THE TENDERED SHARES BE PAID BY ACQUISITION SUB, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

Tender Constitutes An Agreement.    The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Acquisition Sub upon the terms and subject to the conditions of the Offer and the rights of a stockholder to withdraw such tendered Shares. See "The Tender Offer — Withdrawal Rights."

Appointment.     By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints the officers and designees of Acquisition Sub as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Acquisition Sub and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the time of tender. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Acquisition Sub deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Acquisition Sub's officers or designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of Genencor, by written consent in lieu of any such meeting or otherwise. Acquisition Sub reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Acquisition Sub's payment for such Shares, Acquisition Sub must be able to exercise full voting rights with respect to such Shares.

Determination Of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Acquisition Sub in its sole discretion, which determination will be final and binding. Acquisition Sub reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Acquisition Sub's counsel, be unlawful. Acquisition Sub also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Acquisition Sub, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Acquisition Sub's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

Backup Withholding.    In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders who are United States persons surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Acquisition Sub and the Depositary). Certain stockholders (including, among others, all corporations) are not subject to backup withholding. Non-corporate foreign stockholders should complete and sign the main signature form and an appropriate Form W-8 (instead of a Form W-9), a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 8 to the Letter of Transmittal.

4.    WITHDRAWAL RIGHTS

Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the termination of the Offering Period and, unless theretofore accepted for payment by Acquisition Sub pursuant to the Offer, may also be withdrawn at any time after April 16, 2005. There will be no withdrawal rights during any Subsequent Offering Period for Shares tendered during the Subsequent Offering Period.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in "The Tender Offer — Procedure for Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Acquisition Sub, in its sole discretion, which determination shall be final and binding. None of Acquisition Sub, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in "The Tender Offer — Procedure for Tendering Shares" at any time prior to the Expiration Date.

If Acquisition Sub extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Acquisition Sub's rights under this Offer, the Depositary may, nevertheless, on behalf of Acquisition Sub, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this section.

5.    CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain of the material United States federal income tax consequences of the Offer and the Merger to holders of the Shares that are U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the "IRS") with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary is for general information only and does not address all of the tax consequences of the Offer or the Merger that may be relevant to a U.S. Holder (as defined below) of the Shares. It also does not address any of the tax consequences of the Offer or the Merger to holders of the Shares that are Non-U.S. Holders (as defined below), or to holders that may be subject to special tax treatment, such as financial institutions, banks, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, this summary does not address: the United States federal income tax consequences of the Offer or the Merger to stockholders, partners or beneficiaries of an entity that is a holder of the Shares; the United States federal estate, gift or alternative minimum tax consequences of the Offer or the Merger; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer or the Merger; holders whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa; or any persons that own (actually or constructively, giving effect to the ownership attribution rules of the Internal Revenue Code) shares of common stock of Danisco.

Each holder of the Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder's status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

A "U.S. Holder" means a beneficial owner of the Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or, for United States federal income tax purposes, a resident of the United States; (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if: (1) such trust validly elects to be treated as a United States person, or (2) (a) a court within the United States is able to exercise primary supervision over administration of the trust, and (b) one or more United States persons have the authority to control all substantial decisions of the trust. Partners of partnerships holding the Shares should consult their own tax advisors regarding the United States federal tax consequences of the Offer and the Merger.

A "Non-U.S. Holder" means a beneficial owner of the Shares that is not a U.S. Holder. We urge holders of the Shares that are Non-U.S. Holders to consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger, including potential application of United States withholding taxes and possible eligibility for benefits under applicable income tax treaties.

Sale or Exchange of the Shares.    The sale or exchange of the Shares for cash under the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, a U.S. Holder who sells the Shares pursuant to the Offer or receives cash in exchange for the Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder's adjusted tax basis in the Shares sold or exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer or exchanged for cash under the Merger. This gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder.

U.S. Holders of the Shares that are corporations generally will be taxed on net capital gains at a maximum rate of 35%. In contrast, non-corporate U.S. Holders generally will be taxed on net capital gains at a maximum tax rate of 15% with respect to those Shares held for more than one year at the effective time of the Offer or the Merger, and 35% with respect to those Shares held for one year or less. In addition, special rules, and generally lower maximum rates, apply to individuals in lower tax brackets. Any capital losses realized by a U.S. Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a U.S. Holder that is an individual generally may be used only to offset capital gains plus $3,000 of ordinary income per year.

Backup Withholding Tax and Information Reporting.    Payment of proceeds with respect to the sale or exchange of the Shares pursuant to the Offer or the Merger may be subject to information reporting and United States federal backup withholding tax at the applicable rate (currently 28%) if the U.S. Holder or Non-U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a refund or a credit against such U.S. Holder's or Non-U.S. Holder's United States federal income tax liability; provided, however, that the required information is timely furnished to the IRS.

6.    PRICE RANGE OF SHARES; DIVIDENDS

Trading Market and Price.

The Shares are listed and principally traded on the Nasdaq National Market System under the symbol "GCOR." The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the Nasdaq National Market System as reported by published financial sources.

	Price
	High	Low
Year Ended December 31, 2003
First Quarter	$12.45	$8.37
Second Quarter	$17.00	$10.02
Third Quarter	$17.49	$14.46
Fourth Quarter	$16.60	$14.22
Year Ended December 31, 2004
First Quarter	$16.06	$12.35
Second Quarter	$16.49	$13.30
Third Quarter	$16.77	$13.48
Fourth Quarter	$16.96	$14.83
Year Ending December 31, 2005
First Quarter (through February 11, 2005)	$19.18	$15.30

On January 26, 2005, the last full trading day prior to the initial public announcement with respect to the proposed Offer, the last sale price per Share as reported on the Nasdaq National Market System was $15.54. On February 11, 2005, the last sale price per Share as reported on the Nasdaq National Market System was $19.15. Stockholders are urged to obtain a current market quotation for the Shares.

Genencor did not pay any dividends on the Shares in 2003 or 2004. While Genencor is permitted to pay dividends, Genencor currently expects to retain its future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying cash dividends to its common stockholders in the foreseeable future.

7.    CERTAIN INFORMATION CONCERNING GENENCOR

Genencor is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor's products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company. Genencor is a Delaware corporation with its principal executive offices located at 925 Page Mill Road, Palo Alto, California 94304. The telephone number of its principal executive offices is (650) 846-7500.

During the past five years, none of Genencor, nor any of its subsidiaries, nor, to the best of its knowledge, any of the persons listed in Annex B to this Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Genencor or such person listed in Annex B, as applicable, from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Prior Public Offerings

Genencor has not made an underwritten public offering of its common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

Prior Stock Purchases

Genencor has not purchased any of its shares of common stock during the past two years.

Financial Statements

The following table sets forth summary historical consolidated financial data for Genencor as of and for the nine months ended September 30, 2004 and 2003 and as of and for each of the years ended December 31, 2003 and December 31, 2002.

This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information set forth in Item 8 of Genencor's Annual Report on Form 10-K for the year ended December 31, 2003 (filed with the SEC March 12, 2004) and the unaudited consolidated interim financial statements and other financial information contained in Part 1, Item 1 of Genencor's Quarterly Reports on Form 10-Q for the quarters ended September 30, 2004 and 2003 (filed with the SEC on November 11, 2004 and November 13, 2003, respectively), in each case including the notes thereto which information is incorporated herein by reference. More comprehensive financial information is included in such reports and other documents filed by Genencor with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC and Nasdaq in the manner set forth below.

	As of and For the Nine Months Ended September 30,		As of and For the Years Ended December 31,
	2004	2003	2003	2002
	(unaudited)
	(dollars in thousands, except per share data)
Income Statement Data
Revenues:
Product revenue	$287,181	$269,577	$362,143	$329,337
Fees and royalty revenues	18,968	16,575	21,019	20,741
Total revenues	306,149	286,152	383,162	350,078
Total operating expenses	267,653	258,693	350,912	342,816
Net income	$29,905	$18,238	$22,808	$5,797
Net income available/(loss applicable) to holders of common stock	$24,449	$12,782	$15,533	$(1,478)
Earnings/(loss) per common share:
Basic	$0.41	$0.22	$0.26	$(0.02)
Diluted	$0.40	$0.21	$0.26	$(0.02)
Weighted average common shares:
Basic	59,346	58,655	58,767	59,257
Diluted	61,100	60,296	60,680	59,575
Balance Sheet Data
Total Current Assets	$333,309	$314,368	$325,212	$302,361
Total Non-Current Assets	371,909	360,946	387,210	352,561
Total Assets	$705,218	$675,314	$712,422	$654,922
Total Current Liabilities	$93,380	$91,324	$102,168	$99,318
Total Non-Current Liabilities	67,514	97,762	97,567	117,597
Total Liabilities	160,894	189,086	199,735	216,915
Redeemable preferred stock	182,482	175,207	177,025	169,750
Stockholders' equity	361,842	311,021	335,662	268,257
Total liabilities, redeemable preferred stock and stockholders' equity	$705,218	$675,314	$712,422	$654,922

Ratio of Earnings to Fixed Charges

The following table sets forth Genencor's ratio of earnings to fixed charges for the periods indicated:

Nine Months Ended September 30, 2004	Years Ended December 31,
	2003	2002
10.8	5.2	1.2

Book Value Per Share

Genencor's book value per Share as of September 30, 2004 was $6.07

Available Information

Genencor is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Genencor's directors and officers, their remuneration, stock options granted to them, the principal holders of Genencor's securities, any material interests of such persons in transactions with Genencor and other matters is required to be disclosed in proxy statements distributed to Genencor's shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549 and also should be available for inspection and copying at the regional offices of the SEC located at the SEC address above and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC's Website at http://www.sec.gov.

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years (including the name, principal business and address of the organization in which such occupation was conducted), of each of the directors and executive officers of of Genencor are set forth in Annex B to this Offer to Purchase.

8.    CERTAIN INFORMATION CONCERNING THE BIDDER GROUP

Our bidder group is comprised of Danisco, Holding USA, Acquisition Sub and the Numbered Sub. Danisco is one of the world's largest producers of food ingredients. Danisco develops and produces food ingredients, feed ingredients, sweeteners and sugar. Danisco is incorporated under the laws of Denmark and has its principal executive offices at Langebrogade 1, DK-1001, Copenhagen, Denmark.

Holding USA is a corporation incorporated under the laws of the State of Delaware and has its principal executive offices at Langebrogade 1, DK-1001, Copenhagen, Denmark. Holding USA is a wholly-owned direct subsidiary of Danisco. Holding USA is a holding subsidiary and has no operations. Holdng USA is a new entity created by Danisco specifically to own Acquisition Sub.

Acquisition Sub is a corporation incorporated under the laws of the State of Delaware and has its principal executive offices at Langebrogade 1, DK-1001, Copenhagen, Denmark. Acquisition Sub is a wholly-owned subsidiary of Holding USA. Acquisition Sub is a holding subsidiary and has no operations. Acquisition Sub is a new entity created by Danisco specifically to effect the Offer, the Stock Purchase Agreement and the Merger.

The Numbered Sub is incorporated under the laws of Denmark and has its principal executive offices at Langebrogade 1, DK-1001, Copenhagen, Denmark. The Numbered Sub is a wholly-owned direct subsidiary of Danisco. The Numbered Sub is a holding subsidiary and has no operations. The Numbered Sub presently holds 25 million Shares. These Shares were acquired by Danisco and its subsidiaries as described in "Special Factors — Background of the Offer."

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years (including the name, principal business and address of the organization in which such occupation was conducted), of each of the directors and executive officers of each member of our bidder group are set forth in Annex A to this Offer to Purchase.

9.    SOURCE AND AMOUNT OF FUNDS

The total amount of funds required to purchase the 25 million Shares and 485 shares of Series A Preferred Stock from Eastman under the Stock Purchase Agreement, and to purchase all of the outstanding Shares (other than those already owned directly or indirectly by Danisco or to be obtained from Eastman under the Stock Purchase Agreement) pursuant to the Offer, consummate the Merger and to pay related fees and expenses will be approximately $605 million. See "The Tender Offer — Fees and Expenses."

Acquisition Sub will obtain all such funds directly or indirectly from Danisco. Danisco has obtained a letter, dated February 4, 2005, from Danske Bank, the largest bank in Denmark, in which Danske Bank has committed to grant Danisco a credit facility of $605 million for the purpose of financing Danisco's purchase of some or all of the Shares. The commitment letter is filed as an exhibit to the Schedule TO. The Offer is not conditioned on Danisco receiving any financing.

Danisco expects to repay the credit facility from funds generated internally by Danisco and its subsidiaries (including, after the Merger, funds generated by the Surviving Corporation) and through other sources which may include the proceeds of future bank financings, the public or private sale of debt or equity securities or a combination thereof. No decisions have been made, however, concerning the method Danisco and its subsidiaries will employ to repay such indebtedness. Such decisions, when made, will be based on Danisco's review from time to time of its financial strategies, as well as on prevailing interest rates and financial and other economic conditions.

10.    CERTAIN EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES

The purchase of Shares by Acquisition Sub pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The Shares are currently quoted and traded on the Nasdaq National Market System, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued quotation on Nasdaq.

The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the Offer, depending on whether Genencor can remain listed on the Nasdaq National Market (which in turn depends, in part, on the number of Shares outstanding not held by Danisco and the total number of stockholders other than Danisco), the Shares may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible for use as collateral for margin loans made by brokers. Following the Merger, the Shares will cease to be "margin securities" for the purposes of such margin regulations and will be ineligible for use as collateral for margin loans made by brokers.

Because Danisco and Acquisition Sub may be deemed affiliates of Genencor, we are providing disclosure concerning the transactions contemplated in the manner required for a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Genencor and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Merger. Acquisition Sub has provided such information in this Offer to Purchase. Acquisition Sub does not intend to file a Form 15 to evidence the termination of Genencor's duty to file reports pursuant to Section 15(d) of the Exchange Act until after the Merger is complete.

11.    CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, Acquisition Sub shall not be required to accept for payment, and may delay the acceptance for payment of, any validly tendered shares of Common Stock, if (i) the Minimum Condition (as defined below) shall not have been satisfied, (ii) the Majority of the Minority Condition shall not have been satisfied, (iii) any applicable waiting period under the HSR Act, or similar waiting periods under any foreign antitrust laws applicable to the transactions contemplated by the Acquisition Agreement, shall not have expired or terminated, or (iv) any of the following events has occurred:

(a) there shall be pending (and not withdrawn) or overtly threatened in writing (and not withdrawn) a Designated Governmental Proceeding (defined for purposes of this paragraph (a), as any suit, action or proceeding relating to the Offer or the Merger against Acquisition Sub, Danisco, Genencor or any subsidiary of Genencor in which a U.S. governmental entity is a party (or is overtly threatening in writing to become a party) which has a reasonable prospect of success, (i) seeking to prohibit or impose any material limitations on Danisco's or Acquisition Sub's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the businesses or assets of them, Genencor or its subsidiaries, taken as a whole, or to compel Danisco or Acquisition Sub or their respective Subsidiaries and affiliates to dispose of, license or hold separate any material portion of the business or assets of Genencor or Danisco and their respective subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Danisco or Acquisition Sub of any Shares under the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Acquisition Agreement and that, if successful, would cause the Minimum Condition or the Majority of the Minority Condition not to be satisfied, (iii) seeking to impose material limitations on the ability of Acquisition Sub, or render Acquisition Sub unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger and that, if successful, would cause the Minimum Condition or the Majority of the Minority Condition not to be satisfied, or (iv) seeking to impose material limitations on the ability of Acquisition Sub or Danisco effectively to exercise full rights of ownership of the Shares to be acquired in the Offer, including, without limitation, the right to vote Shares to be purchased by it in the Offer on all matters properly presented to Genencor's stockholders, provided, that this condition with respect to any threatened (and not withdrawn) suit, action or proceeding shall be deemed to have been satisfied if no suit, action or proceeding in respect of such written threat shall have been filed or commenced within 30 business days after such written threat;

(b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or issued by or on behalf of a U.S. governmental entity (or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a U.S. governmental entity) relating to the Offer or the Merger, and which, in the case of any judgment, order or injunction, has not been withdrawn or terminated, or any other action shall be taken by any U.S. governmental entity, in each case that is reasonably likely to result directly in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) since the date of the Acquisition Agreement, any condition, event or development shall have occurred that would result in a Company Material Adverse Change;

(d) except as would not, individually or in the aggregate, have a Company Material Adverse Effect, Genencor shall have breached or failed to perform or to comply with any agreement or covenant to be performed or complied with by it under the Acquisition Agreement and such breach or failure shall not have been cured;

(e) Acquisition Sub shall have failed to receive a certificate executed on behalf of Genencor by the Chief Executive Officer and the Chief Financial Officer of Genencor, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (d) and (f) of this Annex I have not occurred; or

(f) the Acquisition Agreement shall have been terminated in accordance with its terms.

As used above, the "Minimum Condition" means the condition that there shall have been validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which, together with the 25 million Shares owned by Danisco and its subsidiaries, and the 25 million Shares owned by Eastman and its subsidiaries (whether or not such shares are in fact acquired by Danisco or its affiliates), and together with the Shares issuable pursuant to the Topping Option, shall represent at least 90% of the Shares outstanding, assuming that any Shares to be issued pursuant to the Topping Option are issued and outstanding and assuming the exercise of all stock-based compensation awards that are vested and exercisable at the final expiration of the Offer.

As used above, "Company Material Adverse Change" or "Company Material Adverse Effect" means any fact(s), change(s), event(s), development(s) or circumstance(s) which, individually or in the aggregate, would be reasonably expected to have a material adverse effect on the business, financial condition or results of operations of Genencor and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been or will be, a Company Material Adverse Change or a Company Material Adverse Effect:

(A) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to conditions affecting the industry as a whole in which Genencor or any subsidiary of Genencor participates, the U.S. economy as a whole or any foreign economy as a whole in any location where Genencor or any subsidiary of Genencor has material operations or sales;

(B) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any change in laws or regulations applicable to Genencor or any subsidiary of Genencor after the date of the Acquisition Agreement which does not adversely affect Genencor in a materially disproportionate manner as compared to others in the industry in which Genencor operates;

(C) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any change in GAAP;

(D) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to (1) any action or failure to act on the part of Genencor or any subsidiary of Genencor that is expressly approved by Danisco in writing or that is permitted or required by the Acquisition Agreement, (2) any action or failure to act on the part of any person acting or failing to act at the request or direction in writing of Danisco or any affiliate of Danisco, or (3) any action or failure to act on the part of Danisco or any affiliate or representative of Danisco;

(E) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to the announcement or pendency of any of the transactions contemplated by the Acquisition Agreement (including any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any litigation, any loss of or delay in placing customer orders or any departure or loss of employees that arises from or by virtue of such announcement or pendency of the Offer or the Merger); and

(F) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any claim, action, suit, arbitration or other judicial or quasi-judicial or administrative proceeding concerning Genencor or any subsidiary of Genencor or any officer, director or employee of Genencor or any subsidiary of Genencor that is disclosed on the Company Disclosure Schedule referred to in the Acquisition Agreement or that is made, commenced or threatened after the date of the Acquisition Agreement (whether relating to the business of Genencor or any subsidiary of Genencor, any of the transactions contemplated by the Acquisition Agreement or otherwise)(it being understood, however, that no such claim, action, suit, arbitration or other judicial or quasi-judicial or administrative proceeding brought or threatened by any Governmental Entity is being excluded from "Company Material Adverse Change" or "Company Material Adverse Effect" pursuant to this clause "(F)".

For purposes of the Acquisition Agreement, each of the following shall be deemed to be a "Designated Person": (i) Danisco and each of its affiliates; (ii) Eastman and each of its affiliates; and (iii) each person who is or becomes a representative of Danisco or any affiliate of Danisco.

The foregoing conditions are for the sole benefit of Danisco and Acquisition Sub, may be asserted by Danisco or Acquisition Sub regardless of the circumstances giving rise to such condition, and (except for the Majority of the Minority Condition) may be waived by Danisco or Acquisition Sub in whole or in part at any time and from time to time and in the sole discretion of Danisco or Acquisition Sub, subject in each case to the terms of the Acquisition Agreement. The failure by Danisco or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All conditions to the consummation of the Offer must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

12.    CERTAIN LEGAL MATTERS

General.    Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to Genencor, Acquisition Sub is not aware of any licenses or other regulatory permits which appear to be material to the business of Genencor and which might be adversely affected by the acquisition of Shares by Acquisition Sub pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Acquisition Sub pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to Genencor's or Acquisition Sub's business or that certain parts of Genencors' or Acquisition Sub's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Acquisition Sub to elect to terminate the Offer without the purchase of the Shares thereunder. Acquisition Sub's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "The Tender Offer — Certain Conditions to the Offer."

Antitrust Compliance.    Under the HSR Act, the transactions contemplated by neither the Acquisition Agreement nor the Stock Purchase Agreement may be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Similar requirements under the anti-trust laws of Germany also apply to the transactions contemplated by the Acquisition Agreement and the Stock Purchase Agreement.

Litigation.    On January 27, 2005, Genencor, certain of its officers and directors and Danisco were named in a purported class action complaint filed in the Court of Chancery of the State of Delaware. The case is captioned Zappolla v. Genencor International, Inc. et al., No. 1052-N. This complaint alleges that defendants entered into the Acquisition Agreement without having engaged in fair and open negotiations with all potential bidders, without having performed an active market check and/or open auction for sale of Genencor, and that the consideration to be paid pursuant to the Acquisition Agreement is inadequate. The complaint also alleges that the individuals named as defendants have acted and are acting contrary to their fiduciary duty to seek to maximize stockholder value. The plaintiff seeks to, among other things, enjoin the proposed acquisition of Genencor by Danisco.

A second class action complaint was filed against the Company, certain of its officers and directors, Danisco and Eastman in the Court of Chancery of the State of Delaware on January 27, 2005. The case is captioned Mirfred Partners LLC v. Genencor International, Inc. et al., No. 1053-N. This complaint alleges that the consideration to be paid pursuant to the Acquisition Agreement is inadequate and was fixed arbitrarily by Genencor's majority stockholders. The plaintiff seeks to enjoin the proposed acquisition of Genencor by Danisco, or alternatively seeks rescission and putting aside of the proposed acquisition or awarding rescissory damages if the proposed acquisition is completed, and awarding compensatory damages and other relief.

A third purported class action complaint was filed on January 27, 2005 against Genencor and certain of its officers and directors in the Superior Court of the State of California, County of Santa Clara. The case is captioned Rice v. Genencor International, Inc., et al, No. 105CV 034734. This complaint alleges that Genencor's directors violated their fiduciary duties in connection with the proposed acquisition and that the plaintiff and other members of the purported class will not receive their fair portion of the value of Genencor's assets and business and will be prevented from obtaining the real value of their equity ownership of Genencor. The plaintiff seeks, among other things, to enjoin the proposed acquisition of Genencor by Danisco.

A fourth purported class action was filed on February 4, 2005 against Genencor and its directors, Eastman and Danisco in the Court of Chancery of the State of Delaware. The case is captioned Sloboda v. Genencor International, Inc. et al., No. 1072-N. This complaint alleges that the consideration to be paid pursuant to the Acquisition Agreement is inadequate, does not reflect Genencor's improving potential, is based on access by Danisco and Eastman to internal financial information about Genencor, and that Danisco and Eastman have material conflicts of interest and that they and the Genencor directors are breaching their fiduciary duties. The plaintiff seeks to enjoin the proposed acquisition of Genencor by Danisco, or alternatively seeks rescission and putting aside of the proposed acquisition or awarding rescissory damages if the proposed acquisition is completed, and awarding compensatory damages and other relief including attorneys' and experts' fees and expenses.

A fifth purported class action was filed on February 8, 2005 against Genencor, certain of its officers and directors, and Danisco in the Superior Court of the State of California, County of Santa Clara. The case is captioned John Baker, On Behalf of Himself and All Others Similarly Situated vs. Genencor International, Inc., et al No. 105CV 035309. This complaint alleges that Genencor's directors violated their fiduciary duties in connection with the proposed acquisition and that the plaintiff and other members of the purported class will not receive their fair portion of the value of Genencor's assets and business and will be prevented from obtaining the real value of their equity ownership of Genencor. The plaintiff seeks, among other things, to enjoin the proposed acquisition of Genencor by Danisco.

Federal Reserve Board Regulations.    Regulations T, U and X (the "Margin Regulations") promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. We are funding the acquisition of the Shares from a lender that is not subject to the Margin Regulations and moreover the funding will not be secured by the Shares or any other margin stock. The Margin Regulations are thus inapplicable.

Section 203 of the Delaware General Corporation Law and Genencor's Certificate of Incorporation.    In general, Section 203 of the DGCL is an anti-takeover statute that prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) of a Delaware corporation from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with such corporation for three years following the date such person became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction which resulted in such person becoming an Interested Stockholder; (ii) upon consummation of the transaction which resulted in such person becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock ownership plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

Section 203 provides that during such three-year period the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (iii) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Danisco, through the Numbered Sub, has held its approximately 41.6% ownership of the Shares for more than three years, and the Offer and Acquisition Agreement have been approved by the Genencor Board. Therefore, the restrictions of Section 203 do not apply to Danisco and Acquisition Sub in respect of the Offer and Merger.

State Takeover Laws.    A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquirer of "Control Shares" (ones representing ownership in excess of certain voting power thresholds e.g. 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders.

Acquisition Sub does not believe that any state takeover laws purport to apply to the Offer or the Merger. Acquisition Sub has not currently complied with any state takeover statute or regulation. Acquisition Sub reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Acquisition Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Acquisition Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Acquisition Sub may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer. See "The Tender Offer — Certain Conditions of the Offer."

13.    FEES AND EXPENSES

Deutsche Bank is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Danisco in connection therewith. Danisco has agreed to pay Deutsche Bank as compensation for its services as Dealer Manager and as financial advisor in connection with the Offer a fee of up to $2.75 million payable in connection with the Offer and the Merger. Danisco has agreed to reimburse Deutsche Bank for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, in connection with the Offer, and has agreed to indemnify Deutsche Bank against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

Danisco has also retained Mellon Investor Services LLC to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and in person, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses and Danisco will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

Danisco will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Danisco for customary mailing and handling expenses incurred by them in forwarding material to their customers.

In addition, Genencor will incur its own fees and expenses in connection with the Offer.

The following is an estimate of the fees and expenses to be incurred by Danisco:

Filing Fees	$360,000
Financial Advisors' Fees and Expenses	$2,750,000
Legal Fees and Expenses	$1,200,000
Accounting Fees and Expenses	$0
Depositary Fees	$10,000
Printing and Mailing Costs	$100,000
Miscellaneous	$5,000
Total	$4,425,000

Danisco has not made any provisions in connection with this Offer for Genencor stockholders to access its files or for Danisco to provide counsel or legal advice to Genencor's stockholders at Danisco's expense. For discussion of Appraisal Rights see "Special Factors — Appraisal Rights."

14.    MISCELLANEOUS

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Danisco may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Danisco is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Danisco not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Genencor is providing Genencor stockholders with a Solicitation / Recommendation Statement on Schedule 14D-9. This document contains important information and may include any material non-public information that Genencor believes is necessary for stockholders to make a decision with respect to the Offer. Danisco urges all Genencor stockholders to carefully review this document.

DANISCO A/S DANISCO HOLDING USA INC. DH SUBSIDIARY INC. A/S PSE 38 nr. 2024
February 15, 2005

Annex A

DIRECTORS AND EXECUTIVE OFFICERS

Danisco A/S

The following persons are the executive officers and/or directors of Danisco A/S ("Danisco") as of the date of this Offer to Purchase. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of Danisco. Unless otherwise specified, each person listed below is a citizen of Denmark and has his or her principal business address at Langebrogade 1, DK-1001 Copenhagen K, Denmark.

EXECUTIVE OFFICERS

	Current Principal Employer		Other Material Employments within Last 5 Years
Executive Officer (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Name and Address	Principal Business	Starting and Ending Dates of Employment
Alf Duch- Pedersen	Chief Executive Officer and President of the Executive Board, Danisco	Food ingredients	—	—	—
Søren Bjerre-Nielsen	Executive Vice President and Chief Financial Officer, Danisco	Food ingredients	—	—	—
Mogens Granborg	Executive Vice President, Danisco	Food ingredients	—	—	—
Robert H. Mayer (USA)	Executive Vice President, Danisco, 20 New Century Parkway, New Century, KS	Food ingredients	—	—	—
Leif Kjærgaard	Senior Vice President of Global Operations, Global Innovation and Business Development, Danisco	Food ingredients	Executive Vice President, Danisco Ingredients, Danisco Senior Vice President of Global Innovation, Business Development and Danisco Venture, Danisco	Food ingredients Food ingredients	September 1993 - December 2001 December 2001 - April 2004

	Current Principal Employer		Other Material Employments within Last 5 Years
Executive Officer (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Name and Address	Principal Business	Starting and Ending Dates of Employment
Tjerk de Ruiter (Netherlands)	Senior Vice President of Global Sales & Marketing / President Americas, Danisco, 440 Saw Mill River Drive, Ardsley, New York	Food ingredients	Vice President, Americas, Danisco	Food ingredients	December 1998 - April 2004
Torben Svejgaard	Chief Operating Officer, Danisco	Food ingredients	President, Danisco Emulsifiers, Danisco	Food ingredients	January 1997 - March 2005

DIRECTORS

	Current Principal Employer		Other Material Employments within Last 5 Years
Director (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Employer Name and Address	Principal Business	Starting and Ending Dates of Employment
Anders Knutsen	Non-Executive Chairman, Danisco	Food ingredients	Chief Executive Officer and President, Bang and Olufsen A/S, Peter Bangsvej, Streuer, Denmark	Audio and video equipment	June 1991 - March 2001
Matti Vuoria (Finland)	CEO and President, Varma Mutual Pension Insurance Company, P.O. Box 1, FIN-00098 Varma, Finland	Insurance	Executive Chairman, Fortum Corporation, P.O. Box 1, FIN - 00098 Fortum, Finland	Energy	April 1998 - December 2003
Håkan Björklund (Sweden)	Chief Executive Officer, Nycomed, Langebjerg 1, DK-4000 Roskilde, Denmark		—	—	—
Per Gertsen	Machine Superintendent, Danisco	Food ingredients	—	—	—
Lis Glibstrup	Product Service Manager, Danisco	Food ingredients	—	—	—
Peter Højland	CEO, Transmedica A/S, Store Kongensgade 62, P.O. Box 9059, DK-1022 Copenhagen K, Denmark		—	—	—

	Current Principal Employer		Other Material Employments within Last 5 Years
Director (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Employer Name and Address	Principal Business	Starting and Ending Dates of Employment
Jon Krabbe	Landowner, Frederiksdal, Frederiksdalsvej 30, 4912 Harpelunde, Denmark	Landowner	—	—	—
B.W. Larsen	Engineer, Danisco	Food ingredients	—	—	—
Fleming Kristensen	Senior Shop Steward, Danisco	Food ingredients	Hourly employee, Danisco	Food ingredients	February 1998 - December 2004
Jørgen Tandrup	President and CEO, Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, DK-2860 Søborg, Denmark	Tobacco products	—	—	—

Danisco Holding USA Inc.

The following persons are the executive officers and/or directors of Danisco Holding USA Inc. ("Holding USA") as of the date of this Offer to Purchase. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of Holding USA. Unless otherwise specified, each person listed below is a citizen of Denmark and has his or her principal business address at Langebrogade 1, DK-1001 Copenhagen K, Denmark.

EXECUTIVE OFFICERS

	Current Principal Employer		Other Material Employments within Last 5 Years
Executive Officer (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Employer Name and Address	Principal Business	Starting and Ending Dates of Employment
Tjerk de Ruiter (Netherlands)	See "Danisco A/S" above		See "Danisco A/S" above
Steven M. St. Arnold (USA)	Director of Finance, Danisco USA, Inc., 20 New Century Parkway, New Century, KS	Food ingredients	Vice President - Treasurer, Fuchs Lubricants Co., Harvey, IL	Industrial lubricants	June 1997 - March 2000

DIRECTORS

	Current Principal Employer		Other Material Employments within Last 5 Years
Director (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Employer Name and Address	Principal Business	Starting and Ending Dates of Employment
Alf Duch-Pedersen	See "Danisco A/S" above		See "Danisco A/S" above
Søren Bjerre-Nielsen	See "Danisco A/S" above		See "Danisco A/S" above
Robert H. Mayer (USA)	See "Danisco A/S" above		See "Danisco A/S" above

DH Subsidiary Inc.

The following persons are the executive officers and/or directors of DH Subsidiary Inc. ("Acquisition Sub") as of the date of this Offer to Purchase. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of Acquisition Sub. Unless otherwise specified, each person listed below is a citizen of Denmark and has his or her principal business address at Langebrogade 1, DK-1001 Copenhagen K, Denmark.

EXECUTIVE OFFICERS

	Current Principal Employer		Other Material Employments within Last 5 Years
Executive Officer (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Employer Name and Address	Principal Business	Starting and Ending Dates of Employment
Tjerk de Ruiter (Netherlands)	See "Danisco A/S" above		See "Danisco A/S" above
Steven M. St. Arnold	See "Danisco Holding USA Inc." above		See "Danisco Holding USA Inc." above

DIRECTORS

	Current Principal Employer		Other Material Employments within Last 5 Years
Director (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Employer Name and Address	Principal Business	Starting and Ending Dates of Employment
Alf Duch-Pedersen	See "Danisco A/S" above		See "Danisco A/S" above
Søren Bjerre-Nielsen	See "Danisco A/S" above		See "Danisco A/S" above
Robert H. Mayer(USA)	See "Danisco A/S" above		See "Danisco A/S" above

A/S PSE 38 nr. 2024

The following persons are the executive officers and/or directors of A/S PSE 38 Nr. 2024 (the "Numbered Sub") as of the date of this Offer to Purchase. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of the Numbered Sub. Unless otherwise specified, each person listed below is a citizen of Denmark and has his or her principal business address at Langebrogade 1, DK-1001 Copenhagen K, Denmark.

EXECUTIVE OFFICERS

	Current Principal Employer		Other Material Employments within Last 5 Years
Executive Officer (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Employer Name and Address	Principal Business	Starting and Ending Dates of Employment
Bent Tjørnemark	Vice President, Danisco	Food ingredients	—	—	—

DIRECTORS

	Current Principal Employer		Other Material Employments within Last 5 Years
Director (Citizenship)	Title, Employer Name and Address	Principal Business	Title, Employer Name and Address	Principal Business	Starting and Ending Dates of Employment
Alf Duch-Pedersen	See "Danisco A/S" above		See "Danisco A/S" above
Søren Bjerre-Nielsen	See "Danisco A/S" above		See "Danisco A/S" above
Jørgen Rosenlund	Group General Counsel, Vice President, Danisco	Food ingredients	—	—	—

Annex B

DIRECTORS AND EXECUTIVE OFFICERS OF GENENCOR INTERNATIONAL, INC.

The following persons are the executive officers and/or directors of Genencor International, Inc. ("Genencor") as of the date of this Offer to Purchase. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of Genencor. Unless otherwise specified, each person listed below is a citizen of United States and has his or her principal business address at 925 Page Mill Road, Palo Alto, California 94304.

EXECUTIVE OFFICERS

Name and Citizenship	Office(s)	Present Principal Occupation and Five-Year Employment History
Jean-Jacques Bienaimé	Chairman, Chief Executive Officer and President	Mr. Bienaimé was appointed Genencor's Chief Executive Officer and President in November 2002 and its Chairman in April 2003. Mr. Bienaimé was elected a director by Genencor's board in November 2002. Prior to joining Genencor, Mr. Bienaimé was Chairman, President and Chief Executive Officer of SangStat Medical Corporation. He became President of SangStat Medical Corporation in 1998 and Chief Executive Officer in 1999. Mr. Bienaimé currently serves on the boards of directors of Aerogen, Inc., NeurogesX, Inc., Saegis Pharmaceuticals, Inc., and the Biotechnology Industry Organization.
Michael V. Arbige	Senior Vice President, Technology	Mr. Arbige has held the position of Senior Vice President, Technology since 1999.
Carole Beth Cobb	Senior Vice President, Global Supply	Ms. Cobb has held the position of Senior Vice President, Global Supply since 1999.
Margaret A. Horn	Senior Vice President, General Counsel and Secretary	Ms. Horn has held the position of Senior Vice President, General Counsel and Secretary since June 2004 and held the position of Vice President, Assistant General Counsel from 1996 until June 2004.

Name and Citizenship	Office(s)	Present Principal Occupation and Five-Year Employment History
Mark A. Goldsmith	Senior Vice President, Health Care	Mr. Goldsmith has held the position of Senior Vice President, Health Care since June 2003. Since joining Genencor in 2001, Dr. Goldsmith served as Vice President of Health Care and Vice President of Molecular Medicine Strategy. Dr. Goldsmith was previously on the faculty of the University of California at San Francisco from 1993 to 2003 (without compensation) and the Gladstone Institute of Virology and Immunology from 1993 to 2001 on a full-time basis and from 2001 to 2003 as a visiting scholar.
Raymond J. Land	Senior Vice President and Chief Financial Officer	Mr. Land has held the position of Senior Vice President and Chief Financial Officer since 1997.
Thomas J. Pekich	Group Vice President, Bioproducts	Mr. Pekich has held the position of Group Vice President, Bioproducts since 1999. Mr. Pekich served as Genencor's Vice President of Grain Processing and Specialties from 1995 until 1999.
Richard J. Ranieri	Senior Vice President, Human Resources	Mr. Ranieri has held the position of Senior Vice President, Human Resources since 1993.

DIRECTORS

Name and Citizenship	Present Principal Occupation or Employment and Five Year Employment History	Principal Business Address
Jean-Jacques Bienaimé	See information under Genencor Officers, above.
Søren Bjerre-Nielsen	See information in Annex A, above.
Bruce C. Cozadd	Executive Chairman of Jazz Pharmaceuticals, Inc. since 2003. Prior to this, Mr. Cozadd was with ALZA Corporation from 1991 through 2001, during which time he held various management positions, including Executive Vice President and Chief Operating Officer and Senior Vice President and Chief Financial Officer. Mr. Cozadd also serves on the board of directors of Cerus Corporation.	Jazz Pharmaceuticals, Inc. 3180 Porter Drive Palo Alto, California 94304
Theresa K. Lee	Senior Vice President, Chief Legal Officer and Corporate Secretary of Eastman Chemical Company, a position she has held since 2000. From 1997 to 2000, Ms. Lee held the position of Vice President, Secretary and Associate General Counsel of Eastman Chemical Company.	Eastman Chemical Company P.O. Box 511 100 N. Eastman Road Kingsport, Tennessee 37662
Robert H. Mayer	See information in Annex A, above.

Name and Citizenship	Present Principal Occupation or Employment and Five Year Employment History	Principal Business Address
Joseph A. Mollica	Chairman of Pharmacopeia Drug Discovery, Inc. Dr. Mollica was Chairman and Chief Executive Officer of Pharmacopeia, Inc. from 1994 to 2004 and was also CEO and President of Pharmacopeia, Inc. from 1996 to 2004. Dr. Mollica is also Chairman of the Board of Neurocrine Biosciences, Inc.	Pharmacopeia Drug Discovery, Inc. 3000 Eastpark Boulevard Cranbury, New Jersey 08512
Gregory O. Nelson	Senior Vice President and Chief Technology Officer of Eastman Chemical Company, a position he has held since 2003. Dr. Nelson was Vice President and Chief Technology Officer of Eastman Chemical Company from 2001 to 2003 and Vice President of Polymers Technology from 1997 to 2001.	Eastman Chemical Company P.O. Box 511 100 N. Eastman Road Kingsport, Tennessee 37662
Norbert G. Riedel	Senior Vice President and Chief Scientific Officer of Baxter International Inc. Prior to this appointment, he was President of the Recombinant Strategic Business Unit of Baxter Hyland Immuno, a division of Baxter Healthcare Corporation, a position he had held since 1998. Dr. Riedel currently serves on the boards of directors of Oscient Pharmaceuticals Corporation and Medigane AG.	Baxter International, Inc. 1 Baxter Parkway Deerfield, Illinois 60015
James P. Rogers	Executive Vice President of Eastman Chemical Company, which he joined in 1999. Mr. Rogers previously served as Senior Vice President and Chief Financial Officer of Eastman Chemical Company. Mr. Rogers also currently serves as President of Eastman Division, of which he previously served as Chief Operations Officer. Mr. Rogers also serves on the board of directors of Lord Corporation.	Eastman Chemical Company P.O. Box 511 100 N. Eastman Road Kingsport, Tennessee 37662
Jørgen Rosenlund	See information in Annex A, above.

ANNEX C

Excerpts from the Delaware General Corporation Law
Relating to the Rights of Dissenting Stockholders

§ 262 Appraisal Rights.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

ACQUISITION AGREEMENT

THIS AGREEMENT is made and entered into as of January 27, 2005 among DANSICO A/S, a Danish corporation ("Danisco"), DH Subsidiary Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Danisco (the "Buyer"), and GENENCOR INTERNATIONAL, INC., a Delaware corporation (the "Company").

SUMMARY OF TRANSACTION

As of the date of this Agreement, Danisco and its subsidiaries collectively own 25,000,000 of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the common stock, par value $0.01 per share, of the Company being referred to in this Agreement as "Common Stock"), and 485 of the issued and outstanding shares of the Series A Preferred Stock, no par value per share, of the Company (the Series A Preferred Stock, no par value per share, of the Company being referred to in this Agreement as "Series A Preferred Stock").

As of the date of this Agreement, Eastman Chemical Company, a Delaware corporation ("Eastman"), and its subsidiaries collectively own 25,000,000 of the issued and outstanding shares of Common Stock and 485 of the issued and outstanding shares of Series A Preferred Stock.

The Board of Directors of each of Danisco, the Buyer and the Company has approved the acquisition of the Company by Danisco upon the terms and subject to the conditions set forth in this Agreement.

Therefore it is proposed that the Buyer make a cash tender offer, subject to the terms and conditions stated herein (the "Offer"), to acquire all of the issued and outstanding shares of Common Stock that are not already owned by Danisco or a subsidiary of Danisco for $19.25 per share net to the seller in cash (such price, or any higher price per share as may be paid in the Offer, being referred to as the "Offer Price").

Also in furtherance of such acquisition, the Board of Directors of each of Danisco, the Buyer and the Company has approved this Agreement and the Merger (as defined in Section 1.5) in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and upon the terms and subject to the conditions set forth in this Agreement.

The Board of Directors of the Company (the "Company Board of Directors") has determined that the Offer and the Merger are fair to the Unaffiliated Stockholders (as defined below in this Recital), and has resolved to recommend that the Unaffiliated Stockholders accept the Offer and that the stockholders of the Company adopt this Agreement upon the terms and subject to the conditions set forth in this Agreement. As used in this Agreement, "Unaffiliated Stockholders" means the holders of issued and outstanding shares of Common Stock other than (i) Danisco and its affiliates and (ii) Eastman and its affiliates.

The Special Committee of the Company Board of Directors (the "Special Committee") has determined that the Offer and the Merger are fair to the Unaffiliated Stockholders, and has resolved to recommend that the Company Board of Directors approve this Agreement and that the Unaffiliated Stockholders accept the Offer and approve and adopt this Agreement, if approval by the Company's stockholders is required by applicable law to consummate the Merger (as defined below), in each case upon the terms and subject to the conditions set forth in this Agreement.

Danisco and Eastman have concurrently herewith entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which Danisco is to acquire, subject to the terms and conditions set forth therein, all of the shares of the capital stock of the Company owned by Eastman and Eastman's affiliates.

The Company, Danisco and Eastman have concurrently herewith entered into the Fourth Amendment to Stockholder Agreement, pursuant to which, among other things, the Company,

Danisco and Eastman have agreed that as of the time set forth in the Fourth Amendment, the obligations of the parties to the Stockholder Agreement (as defined in Section 1.3 hereof) under Section 4 thereof shall terminate.

The Company, Danisco and the Buyer desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger.

To effect such transactions and in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1 The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1 and none of the events set forth in paragraphs (a), (b), (c) or (d) of Annex I shall have occurred and be continuing and shall be likely to be continuing as of the End Date (as defined in Section 8.1(b)(iii)), as promptly as practicable after the date of this Agreement (and in any event not later than the date on which the Company files a Schedule 13E-3 with the SEC (as defined in Section 1.1(f)) pursuant to Regulation M-A under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act")), the Buyer shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase for cash all outstanding shares of Common Stock that are not already owned by Danisco and its subsidiaries, at the Offer Price. The Offer shall be subject to (i) the condition that there shall be validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock which, together with the 25,000,000 shares of Common Stock beneficially owned by Danisco and its subsidiaries as of the date hereof, and the 25,000,000 shares of Common Stock beneficially owned by Eastman and its subsidiaries as of the date hereof (whether or not such shares are in fact acquired by Danisco, the Buyer or any affiliate of Danisco or the Buyer), and together with the shares of Common Stock issuable pursuant to Section 6.13, shall represent at least 90% of the shares of Common Stock outstanding, assuming that any shares to be issued pursuant to Section 6.13 are issued and outstanding and assuming the exercise of all Awards (as such term is defined in Section 2.4 below) to obtain shares of Common Stock that are vested and exercisable at the final expiration date of the Offer (the "Minimum Condition"), (ii) the condition that there shall be validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock which represents a majority of the shares of Common Stock outstanding as of the expiration of the Offer, excluding (from the number of shares tendered and the number of shares outstanding) (A) all shares of Common Stock held by Danisco and its affiliates, (B) all shares of Common Stock held by Eastman and its affiliates, and (C) all shares of Common Stock held by each Person who is an officer or director of the Company or any Company Subsidiary (as defined in Section 3.2) or who is an affiliate of any such officer or director (the "Majority of the Minority Condition"), and (iii) the other conditions set forth in Annex I.

(b) The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") that contains the terms set forth in this Agreement, the Minimum Condition, the Majority of the Minority Condition and the other conditions set forth in Annex I.

(c) The Buyer shall not decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of shares of Common Stock sought in the Offer, waive the Majority of the Minority Condition, impose additional conditions to the Offer or (except as expressly permitted in this Section 1.1) extend or otherwise change the expiration date of the Offer, and shall not amend or supplement any condition to or provision of the Offer, in each case without the prior written consent of the Company; provided, however, that (w) the covenants of Eastman and Danisco in the Stock Purchase Agreement to sell and to purchase, respectively, shares of capital stock of the Company shall not be deemed to require consent of the Company hereunder, (x) if on any scheduled expiration date of the Offer (as such date may have been extended in accordance with this Agreement), all conditions to the Offer shall not have been satisfied or waived, the Buyer may (by written notice delivered to the Company), from time to time, in its sole discretion, extend the expiration date of the Offer for successive periods of up to 10 business days up to (but not beyond) the End Date, (y) if on any scheduled expiration date of the Offer (as such date may have been extended in accordance with this Agreement) all conditions to the Offer shall not have been satisfied or waived the Company may (by written notice delivered to the Buyer), from time to time in its sole discretion, require the Buyer to extend the expiration date of the Offer for successive periods of up to 10 business days up to (but not beyond) the End Date, and, if the Company so requires the Buyer to extend the expiration date of the Offer, the Buyer shall extend the expiration date of the Offer for the requested period, and (z) the Buyer may, in its sole discretion, provide a "subsequent offering period" in accordance with Rule 14d-11 under the Exchange Act.

(d) The Buyer may increase the Offer Price and extend the Offer to the extent required by law in connection with such increase, in each case in its sole discretion and without the Company's consent. The Buyer shall not terminate the Offer prior to any scheduled expiration date (as such date may be extended or required to be extended) without the written consent of the Company except in the event that Danisco validly terminates this Agreement pursuant to Section 8.1.

(e) Subject to the prior satisfaction of the Majority of the Minority Condition and the satisfaction or waiver by Danisco or the Buyer of the Minimum Condition and the other conditions to the Offer set forth in Annex I, the Buyer shall consummate the Offer in accordance with its terms and accept for payment and pay for all shares of Common Stock tendered pursuant to the Offer as soon as practicable after the Buyer is legally permitted to do so under applicable law; provided, however, that the initial expiration date of the Offer (and the first date upon which the Buyer may accept for payment shares of Common Stock tendered pursuant to the Offer) shall be 20 business days (calculated in accordance with Rule 14d-1(g) under the Exchange Act) following the commencement of the Offer.

(f) As soon as practicable on the date the Offer is commenced, (i) Danisco and the Buyer shall file with the Securities and Exchange Commission (the "SEC"), pursuant to Regulation M-A under the Exchange Act ("Regulation M-A"), a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the "Schedule TO"), and a Schedule 13E-3 (together with all amendments, supplements and exhibits thereto, the "Buyer Schedule 13E-3"). The Schedule TO shall include the summary term sheet required under Regulation M-A and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (the Schedule TO, Buyer Schedule 13E-3, Offer to Purchase and form of letter of transmittal and summary advertisement referred to above, together with any amendments and supplements thereto, being referred to collectively in this Agreement as the "Offer Documents"). Danisco and the Buyer agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to holders of Common Stock, in each case as and to the extent required by applicable laws and regulations. Each of Danisco and the Buyer, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent required by law. Danisco and the Buyer further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to holders of Common Stock, in each case as and to the extent required by applicable laws and regulations. The Company and its counsel (and the Special Committee and its counsel) shall be given a reasonable opportunity to review the Offer Documents before they are filed with the SEC, and Danisco and the Buyer shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel (or the Special Committee and its counsel). In addition, Danisco and the Buyer agree to provide the Company and its counsel (and the Special Committee and its counsel) in writing with any comments, whether written or oral, that Danisco, the Buyer or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after Danisco's or the Buyer's, as the case may be, receipt of such comments, and any written or oral responses thereto. The Company and its counsel (and the Special Committee and its counsel) shall be given a reasonable advance opportunity to review any such written responses and Danisco and the Buyer shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel (and the Special Committee and its counsel).

(g) If the Offer is terminated by the Buyer, or this Agreement is terminated prior to the purchase of shares of Common Stock in the Offer, Danisco and the Buyer shall promptly return, and shall cause any depository or paying agent acting on behalf of Danisco or the Buyer, to return promptly all tendered shares of Common Stock to the registered holders thereof.

(h) The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock occurring on or after the date hereof and prior to the Buyer's acceptance for payment of, and payment for, shares pursuant to the Offer.

Section 1.2 Company Actions. (a) Promptly following the filing of the Schedule TO (and, in any event, not later than ten business days following the date of such filing), (i) the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the "Schedule 14D-9") that shall, subject to the provisions of Section 5.3(b), contain the recommendation referred to in clause (iii) of Section 3.5, and (ii) the Company shall, in a manner that complies with applicable rules under the Exchange Act, file with the SEC a Schedule 13E-3 (the "Company Schedule 13E-3"). The Company further agrees to take all steps necessary to cause the Schedule 14D-9 and the Company Schedule 13E-3 to be filed with the SEC and disseminated to holders of Common Stock, in each case as and to the extent required by applicable federal securities laws. The Company, on the one hand, and each of Danisco and the Buyer, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 and the Company Schedule 13E-3 if and to the extent required by law. The Company agrees to take all steps necessary to cause the Schedule 14D-9 and the Company Schedule 13E-3, as so corrected (if applicable), to be filed with the SEC and disseminated to holders of Common Stock, in each case as and to the extent required by applicable federal securities laws. Danisco, the Buyer and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 and the Company Schedule 13E-3 before they are filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Danisco, the Buyer and their counsel. In addition, the Company agrees to provide Danisco, the Buyer and their counsel in writing with any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 and the Company Schedule 13E-3 promptly after the Company's receipt of such comments, and any written or oral responses thereto. Danisco, the Buyer and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Danisco, the Buyer and their counsel.

(b) In connection with the Offer, the Company shall promptly furnish or cause to be furnished to the Buyer mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of shares of Common Stock as of a recent date, and shall promptly furnish the Buyer with such information and assistance (including lists of holders of shares of Common Stock, updated promptly from time to time upon the Buyer's request, and their addresses, mailing labels and lists of security positions) as the Buyer or its agent may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of shares of Common Stock. Subject to the requirements of applicable laws and regulations, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions (as defined in Section 3.4), Danisco and the Buyer (i) shall hold in confidence the information contained in any such labels, listings and files, and any other information furnished pursuant to this Section 1.2, (ii) shall use such information only in connection with the Offer and the Merger and, (iii) if this Agreement shall be terminated, shall promptly deliver to the Company all copies of such information.

Section 1.3 Stockholder Agreement. The Company hereby consents to the assignment to Danisco of the rights of Eastman under the Stockholder Agreement among the Company, Danisco and Eastman dated July 25, 2000 (as amended through the fourth amendment thereto dated the date hereof, the "Stockholder Agreement"), which assignment shall automatically be effective as of the time (the "Assignment Time") that the Company receives notice in writing from Danisco (and, with respect to clause (b) only, an acknowledgement in writing from Eastman) that both of the following have occurred: (a) the purchase of and payment for any shares of Common Stock by the Buyer pursuant to the Offer; and (b) the purchase by the Buyer (or any affiliate thereof) of and payment by the Buyer (or any affiliate thereof) for all shares of Common Stock, and all shares of Series A Preferred Stock owned by Eastman (and Eastman's subsidiaries), pursuant to the Stock Purchase Agreement.

Section 1.4 Directors. (a) Promptly following the Assignment Time, any provision in the Stockholder Agreement to the contrary notwithstanding, Danisco shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board of Directors as is equal to the product of the total number of directors on the Company Board of Directors (giving effect to the directors elected or designated by Danisco pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Buyer, Danisco and any of their affiliates bears to the total number of shares of Common Stock then outstanding. The Company shall, upon Danisco's request at any time following the Assignment Time, use commercially reasonable efforts to take such actions, including promptly filling vacancies or newly created directorships on the Company Board of Directors, promptly increasing the size of the Company Board of Directors (including by amending the Bylaws of the Company if necessary so as to increase the size of the Company Board of Directors) and/or promptly securing the resignations of such number of its incumbent directors as are necessary to enable Danisco's designees to be so elected or designated to the Company Board of Directors, and shall use its commercially reasonable efforts to cause Danisco's designees to be so elected or designated at such time; provided, however, that at all times during the period commencing as of the Assignment Time and ending at the Effective Time (as defined in Section 1.6), there shall be, and Danisco shall use commercially reasonable efforts to ensure that there shall be, at least three Continuing Directors serving on the Company Board of Directors. For purposes of this Agreement, a person serving on the Company Board of Directors shall be deemed to be a "Continuing Director" only if: (i) such person was a member of the Special Committee as of the date hereof; or (ii) such person is a successor to a member of the Special Committee as of the date hereof (or is a successor to any successor) and was recommended or elected to succeed such member or successor by a majority of the other persons who were serving as Continuing Directors at the time such person was so recommended or elected.

(b) The Company shall, upon Danisco's request following the Assignment Time, also use commercially reasonable efforts to cause persons elected or designated by Danisco to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of (i) each committee of the Company Board of Directors (other than the Special Committee), (ii) each board of directors (or similar body) of each Company Subsidiary and (iii) each committee (or similar body) of each board of directors (or similar body) of each Company Subsidiary, in each case only to the extent permitted by applicable laws or regulations or the rules of any national securities exchange or trading market on which the shares of Common Stock are listed or traded. The Company's obligations under this Section 1.4 shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

(c) The Company shall take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 1.4, including mailing to stockholders (together with the Schedule 14D-9) the information required by said Section 14(f) and Rule 14f-1 as is necessary to enable Danisco's designees to be elected or designated to the Company Board of Directors. Danisco or the Buyer shall supply the Company with information with respect to Danisco and the Buyer and their nominees, officers, directors and affiliates to the extent required by said Section 14(f) and Rule 14f-1. The provisions of this Section 1.4 are in addition to and shall not limit any rights that any of the Buyer, Danisco or any of their respective affiliates may have as a holder or beneficial owner of shares of Common Stock as a matter of law with respect to the election of directors or otherwise.

(d) Without limiting the effect of Section 9.1, during the period commencing as of the Assignment Time and ending at the Effective Time, the approval of a majority of the Continuing Directors serving on the Company Board of Directors shall be required to authorize any Specified Matter. For purposes of this Agreement, each of the following shall be deemed to be a "Specified Matter": (i) any amendment or termination by the Company of, and any exercise or enforcement by the Company of any right under, this Agreement or the Stockholder Agreement; (ii) any extension of time for the performance of (y) any of the obligations or acts of Danisco or the Buyer under this Agreement, or (z) any of the obligations or acts of Danisco or Eastman under the Stockholder Agreement; (iii) any waiver of any right of the Company, or any condition to any obligation of the Company, under this Agreement or the Stockholder Agreement; (iv) any grant by the Company of any consent or approval pursuant to, or any other action by the Company relating to, this Agreement or the Stockholder Agreement; (v) any action or failure to act on the part of the Company that could reasonably be expected to constitute or result in a breach of, or to delay or interfere with the performance of, this Agreement or the Stockholder Agreement; (vi) any agreement or transaction between or involving (x) the Company or any affiliate of the Company and (y) Danisco, Eastman or any affiliate of Danisco or Eastman; (vii) any Company Change in Recommendation (as defined in Section 5.3); (viii) any amendment to the Company's certificate of incorporation or bylaws; and (ix) any change in the authority or membership of the Special Committee. The authorization after the Assignment Time of any Specified Matter by a majority of the Continuing Directors serving on the Company Board of Directors shall constitute the authorization of such Specified Matter by the Company Board of Directors, and no other action on the part of the Company or any other director of the Company shall be required to authorize such Specified Matter.

Section 1.5 The Merger. (a) Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.6 below), the Company and the Buyer shall consummate a merger (the "Merger") pursuant to which (i) the Buyer shall be merged with and into the Company and the separate corporate existence of the Buyer shall thereupon cease, (ii) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation." The Merger shall have the effects set forth in the DGCL.

(b) From and after the Effective Time, the certificate of incorporation of the Company shall be amended to read in the form attached hereto as Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation.

(c) From and after the Effective Time, the bylaws of the Company shall be amended to read in the form attached hereto as Exhibit B and, as so amended, shall be the bylaws of the Surviving Corporation, until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such bylaws.

Section 1.6 Effective Time. As soon as practicable following authorization of the Merger under Section 1.10 or Section 1.11, as the case may be, Danisco, the Buyer and the Company shall cause an appropriate Certificate of Merger (the "Certificate of Merger") to be executed and filed on the Closing Date (as defined in Section 1.7)(or on such other date as Danisco and the Company may agree) with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective as of the time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such time as is agreed upon by the parties and specified in the Certificate of Merger, such time hereinafter referred to as the "Effective Time."

Section 1.7 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., New York time, on a date to be specified by the parties, such date to be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VII (the "Closing Date"), at the offices of Carter Ledyard & Milburn LLP, New York, NY 10005, unless another date or place is agreed to in writing by the parties hereto.

Section 1.8 Directors and Officers of the Surviving Corporation. The Company, Danisco and the Buyer shall use their commercially reasonable efforts to cause the persons listed on Exhibit C hereto, from and after the Effective Time, to be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

Section 1.9 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Buyer acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or the Buyer, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.10 Stockholders' Meeting. (a) If required by applicable laws or regulations in order to consummate the Merger, the Company, acting through the Company Board of Directors, shall, in accordance with applicable laws and regulations:

(i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as reasonably practicable following the time as of which any shares are accepted for payment pursuant to the Offer (the "Acceptance Time") for the purpose of considering and taking action upon this Agreement;

(ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement and use its commercially reasonable efforts to obtain and furnish the information required by the SEC to be included in the proxy or information statement and, after consultation with Danisco, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders;

(iii) subject to Sections 5.3(b) and 6.2, include in the Proxy Statement the recommendations of (x) the Company Board of Directors that the Unaffiliated Stockholders vote in favor of the adoption of this Agreement and (y) the Special Committee that the Unaffiliated Stockholders vote in favor of the adoption of this Agreement; and

(iv) subject to Sections 5.3(b) and 6.2, use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the Merger and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the DGCL and any other applicable laws or regulations to effect the Merger.

(b) Danisco agrees to vote, or cause to be voted, all of the shares of Common Stock then beneficially owned by it, the Buyer or any of its other subsidiaries and affiliates in favor of the adoption of this Agreement.

Section 1.11 Merger Without Meeting of Stockholders. Notwithstanding Section 1.10, in the event that Danisco, the Buyer or any other subsidiary or affiliate of Danisco shall individually or collectively own (as a result of the Offer or otherwise) acquire at least 90% of the outstanding shares of each class of capital stock of the Company entitled to vote on the Merger, the parties hereto agree, subject to Article VII, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or common stock, par value $0.01 per share, of the Buyer (the "Buyer Common Stock"):

(a) Buyer Common Stock. Each issued and outstanding share of Buyer Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Danisco-Owned Stock. All shares of Common Stock that are owned by the Company as treasury stock and any shares of Common Stock owned by Danisco, the Buyer or any other wholly-owned Subsidiary of Danisco shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. For clarification, all shares of Common Stock tendered, accepted for payment and purchased in connection with the Offer shall be owned by Buyer and cancelled as of the Effective Time pursuant to this Section 2.1(b).

(c) Conversion of Common Stock. Each issued and outstanding share of Common Stock (other than shares of Common Stock to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares, as defined in Section 2.3) shall be converted into the right to receive the Offer Price, payable to the holder thereof in cash, without interest (the "Common Stock Merger Consideration"). From and after the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest thereon.

(d) Series A Preferred Stock. Each issued and outstanding share of Series A Preferred Stock shall be converted into one fully paid and nonassessable share of series A preferred stock, no par value, of the Surviving Corporation. (All outstanding shares of Undesignated Preferred Stock and Series A Preferred Stock are referred to herein as the "Preferred Shares").

(e) Adjustment of Common Stock Merger Consideration. The Common Stock Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock occurring on or after the date hereof and prior to the Effective Time.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. Danisco shall designate a bank or trust company to act as agent for the holders of shares of Common Stock in connection with the Merger (the "Paying Agent") and to receive the funds to which holders of shares of Common Stock shall become entitled pursuant to Section 2.1. Prior to the Effective Time, Danisco or the Buyer shall deposit, or cause to be deposited, with the Paying Agent the aggregate Common Stock Merger Consideration. For purposes of determining the amount of Common Stock Merger Consideration to be so deposited, Danisco and the Buyer shall assume that no stockholder of the Company will perfect any right to appraisal of his, her or its shares of Common Stock. Such funds shall be invested by the Paying Agent as directed by Danisco or the Surviving Corporation, in its sole discretion, pending payment thereof by the Paying Agent to the holders of shares of Common Stock. Earnings from such investments shall be the sole and exclusive property of Danisco and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of shares of Common Stock.

(b) Exchange Procedures. Promptly after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Common Stock (the "Certificates"), whose shares were converted pursuant to Section 2.1 into the right to receive the Common Stock Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Danisco may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Common Stock Merger Consideration for each share of Common Stock formerly represented thereby. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Danisco, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Common Stock Merger Consideration for each share of Common Stock formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. If payment of the Common Stock Merger Consideration is to be made to a Person (as defined in Section 3.2) other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of such Common Stock Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not required to be paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed after the Effective Time to represent only the right to receive, for each share of Common Stock formerly represented thereby, the Common Stock Merger Consideration in cash as contemplated by this Section 2.2, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in shares of Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Common Stock or Preferred Shares on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of shares of Common Stock or Preferred Shares, as the case may be, outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock or Preferred Shares, as the case may be, except as otherwise provided for herein or by applicable laws or regulations. If, after the Effective Time, certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Termination of Fund; No Liability. At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent's routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Withholding Rights. Danisco, the Buyer, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant consideration otherwise payable in the Merger pursuant to this Agreement to any holder of shares of Common Stock or Preferred Shares such amounts that Danisco, the Buyer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder or any provision of state, local or foreign law. To the extent that amounts are so withheld by Danisco, the Buyer, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Common Stock or Preferred Shares in respect of which such deduction and withholding was made by Danisco, the Buyer, the Surviving Corporation or the Paying Agent.

Section 2.3 Dissenting Shares of Common Stock. (a) Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who has complied with Section 262 of the DGCL ("Dissenting shares of Common Stock") shall not be converted into a right to receive the Common Stock Merger Consideration unless such holder fails to perfect or withdraws or otherwise loses his or her right to appraisal. A holder of Dissenting shares of Common Stock shall be entitled to receive payment of the appraised value of such shares held by him or her in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses his or her right to appraisal, in which case each of such shares of Common Stock shall be converted into and represent only the right to receive the Common Stock Merger Consideration without interest thereon, upon surrender of the Certificate or Certificates representing such shares of Common Stock.

(a) The Company shall give Danisco (i) prompt notice of any written demands for appraisal of any shares of Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights of appraisal and (ii) the opportunity to participate in the conduct of all negotiations and proceedings with respect to such demands for appraisal under the DGCL. Except with the prior written consent of Danisco, the Company shall not voluntarily make any payment with respect to any such demands for appraisal or settle or offer to settle any such demands for appraisal.

Section 2.4 Company Stock Plans. Effective as of and after the Effective Time, all outstanding awards ("Company Stock Awards") of stock options, stock appreciation rights ("SARs"), restricted shares of Common Stock, or units of Common Stock under the Company's Stock Option and Stock Appreciation Right Plan (the "SOAR"), or under the Company's 2002 Omnibus Incentive Plan (the "OI"), that remain unexercised or unpaid at the Effective Time, whether or not such awards had become vested or exercisable before such time, and all shares of Common Stock standing to participants' credit in Stock Accounts maintained for them under, or which are to be credited to their Stock Accounts after the Effective Time pursuant to elections made by them before such time in accordance with, the provisions of the Company's Nonqualified Deferred Compensation Plan (the "NQDCP" and, collectively with the SOAR and the OI, the "Company Stock Plans") shall be treated in the manner set forth in the amendments to the Company Stock Plans which are to be adopted by the Company Board of Directors, or by its Management Development and Compensation Committee, pursuant to the resolutions set forth in Annex II to this Agreement, as provided in Section 6.12 hereof. If any option outstanding under the SOAR is exercised at any time after the date of this Agreement and while the Offer remains in effect (the "Offer Period"), the holder thereof shall not be required to pay the exercise price for the shares of Common Stock as to which the holder intends to exercise the option, and no shares of Common Stock shall be issued or delivered to the holder upon such exercise of the option. Instead, the holder shall be entitled to receive a single lump sum cash payment, in an amount determined by multiplying (i) the number of shares covered by the holder's exercise of such option, by (ii) the excess of the Offer Price over the exercise price for such shares, such lump sum to be paid promptly after the Effective Time if and only if the Effective Time occurs (it being understood that if the Effective Time does not occur such exercise shall be deemed not to have occurred). The amount so payable to the holder shall be reduced by all taxes required by law to be withheld therefrom. As soon as possible after the execution of this Agreement, all holders of outstanding options under the SOAR shall be furnished with written notice advising them that their options will be cash settled in accordance with the provisions of this Section 2.4 if exercised during the Offer Period.

ARTICLE III

REPRESENTATIONS AND
WARRANTIES OF THE COMPANY

Subject to Section 9.2, the Company represents and warrants to Danisco and the Buyer that, as of the date of this Agreement, except as set forth (i) in the disclosure schedule delivered to Danisco on the date of this Agreement (the "Company Disclosure Schedule") with sufficient particularity and description to provide sufficient notice of the materials, facts or items described therein to apprise Danisco and the Buyer of its relevance to the each of the particular representations and warranties as set forth below, (ii) in any of the Company SEC Documents (as defined in Section 3.7) or (iii) in any of the exhibits to any of the Company SEC Documents:

Section 3.1 Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Company Material Adverse Effect. As used in this Agreement, "Company Material Adverse Change" or "Company Material Adverse Effect" means any fact(s), change(s), event(s), development(s) or circumstance(s) which, individually or in the aggregate, would be reasonably expected to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been or will be, a Company Material Adverse Change or a Company Material Adverse Effect: (A) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to conditions affecting the industry as a whole in which the Company or any Company Subsidiary participates, the U.S. economy as a whole or any foreign economy as a whole in any location where the Company or any Company Subsidiary has material operations or sales; (B) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any change in laws or regulations applicable to the Company or any Company Subsidiary after the date hereof which does not adversely affect the Company in a materially disproportionate manner as compared to others in the industry in which the Company operates; (C) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any change in GAAP (as defined in Section 3.7); (D) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to (1) any action or failure to act on the part of the Company or any Company Subsidiary that is expressly approved by Danisco in writing or that is permitted or required by this Agreement, (2) any action or failure to act on the part of any Person acting or failing to act at the request or direction in writing of Danisco or any affiliate of Danisco, or (3) any action or failure to act on the part of Danisco or any affiliate or Representative of Danisco; (E) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to the announcement or pendency of any of the Transactions (including any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any litigation, any loss of or delay in placing customer orders or any departure or loss of employees that arises from or by virtue of such announcement or pendency of the Offer or the Merger) (it being understood that nothing in this clause "(E)" limits the obligations of the parties under Section 6.7 hereof), and (F) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any claim, action, suit, arbitration or other judicial or quasi-judicial or administrative proceeding concerning the Company or any Company Subsidiary or any officer, director or employee of the Company or any Company Subsidiary that is disclosed on the Company Disclosure Schedule or that is made, commenced or threatened after the date of this Agreement (whether relating to the business of the Company or any Company Subsidiary, any of the Transactions or otherwise)(it being understood, however, that no such claim, action, suit, arbitration or other judicial or quasi-judicial or administrative proceeding brought or threatened by any Governmental Entity is being excluded from "Company Material Adverse Change" or "Company Material Adverse Effect" pursuant to this clause "(F)". For purposes of this Agreement, each of the following shall be deemed to be a "Designated Person": (i) Danisco and each of its affiliates; (ii) Eastman and each of its affiliates; and (iii) each Person who is or becomes a Representative of Danisco or any affiliate of Danisco. As used in this Agreement, "Representatives" means directors, officers, employees, agents, investment bankers, attorneys, accountants and other representatives.

(b) The Company is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2 Subsidiaries and Affiliates. (a) Exhibit 21.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003, sets forth the name and jurisdiction of incorporation or organization of each material Company Subsidiary. Other than with respect to the Company Subsidiaries, and except for securities or interests classified as marketable securities or short-term investments under GAAP, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest in any business. All of the outstanding capital stock of each material Company Subsidiary (i) is owned directly or indirectly by the Company free and clear of all liens, charges, security interests, options, claims, mortgages, title defects or objections, leases, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements, pledges, or other encumbrances and restrictions of any nature whatsoever ("Encumbrances"), other than Permitted Encumbrances (as defined in Section 9.7), and (ii) is validly issued, fully paid and nonassessable. There are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of any such Company Subsidiary to any person except the Company or another Company Subsidiary. As used in this Agreement, the term "Company Subsidiary" means each Person which is a Subsidiary of the Company. As used in this Agreement, the term "Subsidiary" means with respect to any party, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of such party's Subsidiaries, or by such party and one or more of such party's Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner and holds a majority of the voting interest. As used in this Agreement, the term "Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity (as defined in Section 3.6) or other entity or organization.

(b) Each Company Subsidiary (i) is a corporation or limited liability company duly organized, validly existing and in good standing (in jurisdictions which recognize such concept) under the laws of its state of incorporation or organization, (ii) has requisite corporate or similar power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns and (iii) is duly qualified or licensed to do business as a foreign corporation or other organization in good standing (in jurisdictions which recognize such concept) in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or license necessary, except where the failure to be so organized, existing and in good standing, to have such power and authority or to be so qualified or licensed and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect..

Section 3.3 Capitalization. (a) The authorized capital stock of the Company consists of 201,001,000 shares, consisting of (i) 200,000,000 shares of Common Stock, (ii) 1,000,000 shares of Undesignated Preferred Stock and (iii) 1,000 shares of Series A Preferred Stock. As of January 25, 2005, (i) 59,938,369 shares of Common Stock were issued and outstanding, (ii) no shares of Undesignated Preferred Stock were issued and outstanding, (iii) 970 shares of Series A Preferred Stock were issued and outstanding, (iv) 1,782,477 shares of Common Stock were issued and held in the treasury of the Company or otherwise owned by the Company, (v) a total of 15,800,000 shares of Common Stock were reserved for issuance pursuant to the Company Award Plans of which 10,823,313 shares are subject to outstanding Company Stock Awards as set forth on Schedule 3.3(a) of the Company Disclosure Schedule, and (vi) a total of 2,000,000 shares of Common Stock were reserved for issuance pursuant to the Company's Employee Stock Purchase Plan ("ESPP") of which 522,777 have been issued. All of the outstanding shares of the Company's capital stock are, and all shares of Common Stock which may be issued pursuant to the exercise of or payment with respect to outstanding Company Stock Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable.

(b) There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any Company Subsidiary issued and outstanding.

(c) Except as stated in this Section 3.3, (i) there are no shares of capital stock of the Company authorized, issued or outstanding, (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind relating to the issued or unissued capital stock of the Company or any Company Subsidiary obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment and (iii) there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary. No Company Subsidiary owns any shares of Common Stock.

(d) Other than the Company Award Plans and the ESPP, the Company does not maintain any plan, program or arrangement, and does not have in effect any agreement to which it is a party (other than agreements under the Company Award Plans and the ESPP), under which shares of Common Stock, stock options, SARs or units of Common Stock have been or may be granted by the Company to any director, employee or independent contractor as compensation for services rendered to the Company or to any of its subsidiaries. Section 3.3(d) of the Company Disclosure Schedule contains a listing of all outstanding Company Stock Awards remaining unexercised or unpaid, in whole or in part, as of January 25, 2005, and sets forth (i) for all such awards in the form of stock options, the aggregate number of shares of Common Stock included in the unexercised portion of such options, and the price per share at which the unexercised portion of such options can be exercised; (ii) for all such awards that are SARs, the aggregate number of shares of Common Stock included in the unexercised portion of such SARs, and the price or Base Value per share at which the unexercised portion of such SARs can be exercised; (iii) for all such awards in the form of restricted shares of Common Stock, the aggregate number of such shares of Common Stock still subject to restrictions; (iv) for all such awards in the form of units of Common Stock, the total number of such units; and (v) for all such awards in the form of performance units or shares, the total number of such units that were granted with respect to any performance period that is scheduled to end after the date of this Agreement, and the date on which such performance period is scheduled to end. Section 3.3(d) of the Company Disclosure Schedule also sets forth the total number of shares of Common Stock standing to the credit of participants in the NQDCP in Stock Accounts maintained for them under the NQDCP as of November 30, 2004.

(e) Except as provided in the Stockholder Agreement, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock of the Company or any of the Company Subsidiaries.

Section 3.4 Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger (collectively, the "Transactions"). The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board of Directors (acting on the recommendation of the Special Committee) and no other corporate action on the part of the Company (other than, with respect to the Merger, the affirmative vote of the stockholders of the Company as and to the extent required by law) is necessary to authorize the execution and delivery by the Company of this

Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Danisco and the Buyer, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.5 Board Approvals. The Company Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement, the Offer and the Merger are fair to the Unaffiliated Stockholders, (ii) duly and validly approved and taken all corporate action required to be taken by the Company Board of Directors to authorize the consummation of the Transactions, and (iii) recommended that the Unaffiliated Stockholders accept the Offer, tender their shares of Common Stock to the Buyer pursuant to the Offer, and adopt this Agreement, if approval by the Company's stockholders is required by applicable law to consummate the Merger (as defined below). None of the aforesaid actions by the Company Board of Directors has been amended or rescinded. Assuming the veracity of the representations made in Section 4.10 by Danisco (and that Eastman can truthfully make the same representations as to Eastman and its affiliates), the restrictions on business combinations contained in Section 203 of the DGCL is not applicable to this Agreement or the Transactions.

Section 3.6 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions of this Agreement will (i) conflict with or result in any breach of any provision of the Company Certificate, the Company Bylaws or similar organizational documents of any Company Subsidiary, (ii) require any filing by the Company with, or require the Company to obtain any permit, authorization, consent or approval from, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, foreign or domestic (a "Governmental Entity") (except for (A) compliance with any applicable requirements of the Exchange Act or any national securities exchange or trading market on which the shares of Common Stock are listed or traded, (B) any filings as may be required under the DGCL in connection with the Merger, (C) filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and such competition law filings, if any, required to be made with any appropriate non-U.S. Governmental Entity to consummate the Transactions, (D) the filing or deemed filing with the SEC and the Nasdaq Stock Market, Inc. of (1) the Schedule 14D-9 and the Company Schedule 13E-3, (2) a Proxy Statement if stockholder approval is required by law, (3) the information required by Rule 14f-1 under the Exchange Act and (4) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the Transactions, (E) filings, permits, authorizations, consents and approvals as may be required by any applicable state securities or blue sky laws or (F) filings, permits, authorizations, consents and approvals where the failure by the Company to make or obtain such filings, permits, authorizations, consents or approvals would not, individually or in the aggregate, have a Company Material Adverse Effect), (iii) result in a modification, violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any legally binding note, bond, mortgage, lien, indenture, lease, license, contract or agreement, whether oral or written, or other legally binding instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets is bound (the "Company Agreements") except for any such modification, violation, breach, default or right of termination, amendment, cancellation or acceleration which would not, individually or in the aggregate, have a Company Material Adverse Effect, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Company Subsidiary or any of their respective properties or assets, except for any such violation which would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.7 Company SEC Documents and Financial Statements. (a) The Company has filed with the SEC all forms, reports, schedules, statements and other documents required by it to be filed since and including January 1, 2004 under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act") (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act")) (such documents and any other documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates, or if amended, as of the date of the last such amendment, the Company SEC Documents (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents, as amended or supplemented prior to the date hereof (collectively, the "Financial Statements"), (i) have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (ii) fairly present in accordance with GAAP the consolidated financial position and the consolidated results of operations and cash flows (except, in the case of unaudited interim financial statements, for normal or recurring year-end adjustments) of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein. No representation is made with respect to any information provided by Danisco, the Buyer or Eastman (or any affiliate of Danisco, the Buyer or Eastman) in writing for inclusion or incorporation by reference in any Company SEC Documents.

(b) Without limiting the generality of Section 3.7(a), PricewaterhouseCooopers LLP has not resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting practices which materially impacts or would require the restatement of any previously issued financial statements, covering one or more years or interim periods for which the Company is required to provide financial statements, such that they should no longer be relied upon.

Section 3.8 Absence of Certain Changes. Except as expressly contemplated by this Agreement, from September 30, 2004 (the "Balance Sheet Date") through the date of this Agreement, each of the Company and each Company Subsidiary has conducted its respective business in the ordinary course of business consistent with past practice. From the Balance Sheet Date through the date of this Agreement, neither the Company nor any Company Subsidiary has suffered any Company Material Adverse Change.

Section 3.9 No Undisclosed Liabilities. Except (a) as disclosed in the Financial Statements or the notes thereto, (b) for liabilities and obligations incurred since the Balance Sheet Date that would not, individually or in the aggregate, have a Company Material Adverse Effect, (c) for liabilities and obligations incurred under this Agreement or any related agreement or instrument or in connection with the Transactions and (d) for liabilities and obligations incurred under any Company Agreement other than liabilities or obligations due to breaches thereunder, neither the Company nor any Company Subsidiary has any liabilities or obligations of the type required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto.

Section 3.10 Litigation. There is no action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding pending against (or, to the Company's knowledge, being overtly threatened in writing against or naming as a party thereto), the Company or any

Company Subsidiary. To the Company's knowledge, there is no action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding pending against or being overtly threatened in writing against or naming as a party thereto any Section 16 officer or director of the Company or any Company Subsidiary (in his or her capacity as such). To the Company's knowledge, there is no U.S. governmental investigation pending or being overtly threatened in writing against the Company or any Company Subsidiary. There is no order, writ, injunction or decree outstanding (i) against the Company or any Company Subsidiary or (ii) naming the Company or any Company Subsidiary and affecting any of the respective properties or assets of the Company or any Company Subsidiary.

Section 3.11 Information in the Proxy Statement. The Proxy Statement, if any (and any amendment thereof or supplement thereto), at the date mailed to the Company's stockholders and at the time of any meeting of Company stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied in writing by Danisco or the Buyer (or any affiliate of Danisco or the Buyer) expressly for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.12 Information in the Offer Documents, the Schedule 14D-9 and the Company Schedule 13E-3. The information supplied by the Company expressly for inclusion or incorporation by reference in the Offer Documents will not, on the date filed with the SEC and on the first date published, sent or given to the Company stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and the Company Schedule 13E-3 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act, Regulation M-A under the Exchange Act and any other applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made in the Schedule 14D-9 or the Company Schedule 13E-3 based on information supplied in writing by Danisco, the Buyer or Eastman (or any affiliate of Danisco, the Buyer or Eastman) expressly for inclusion or incorporation by reference therein.

Section 3.13 Opinion of Financial Advisor. The Special Committee has received the opinion of UBS Securities LLC, the Special Committee's financial advisor, to the effect that, as of the date of such opinion, the consideration to be received in the Offer and the Merger by holders of Common Stock of the Company (other than Danisco, Eastman, and their affiliates) is fair from a financial point of view to such Unaffiliated Stockholders. A copy of such opinion will be delivered to Danisco and the Buyer for informational purposes only.

Section 3.14 Brokers. (a) No broker, investment banker, financial advisor or other person, other than UBS Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Company.

(b) The fee payable by the Company to UBS Securities LLC shall not exceed the amount specified in Section 3.14(b) of the Company Disclosure Schedule. True and correct copies of all agreements between the Company and UBS Securities LLC concerning the Transactions, including any fee arrangements, have been previously provided to Danisco, except to the extent such agreements have been redacted with respect to pricing incentives thresholds.

Section 3.15 Personnel. (a) Section 3.15(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) as of the date hereof, the names and current salaries of all elected and appointed Section 16 officers of each of the Company and the Company Subsidiaries and (ii) as of January 21, 2005 the number of issued and outstanding shares of Common Stock owned beneficially or of record, or both, by each such person and the family relationships, if any, among such persons.

Section 3.16 No Termination of Business Relationship. Since January 1, 2004 through the date of this Agreement, no counterparty to any Material Company Agreement has given notice in writing (other than notice that has been withdrawn or is otherwise no longer pending) of any intention to cancel or otherwise terminate, prior to the end of the applicable contract term, such Material Company Agreement.

Section 3.17 Other Agreements. Neither the Company nor any Company Subsidiary has entered into any contract or agreement with any officer or director of the Company or any Company Subsidiary in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF DANISCO AND THE BUYER

Danisco and the Buyer represent and warrant to the Company as follows:

Section 4.1 Organization. Each of Danisco and the Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, impair in any material respect the ability of each of Danisco and the Buyer, as the case may be, to perform its obligations under this Agreement, or prevent or materially delay the consummation of any of the Transactions.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Danisco and the Buyer has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Danisco and the Buyer of this Agreement and the consummation of the Transactions have been duly authorized by the boards of directors of each of Danisco and the Buyer, and by Danisco as the sole stockholder of the Buyer, and no other corporate authority or approval on the part of Danisco or the Buyer is necessary to authorize the execution and delivery by Danisco and the Buyer of this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by Danisco and the Buyer and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Danisco and the Buyer enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Danisco or the Buyer, the consummation by Danisco or the Buyer of the Transactions, or compliance by Danisco or the Buyer with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the organizational documents of Danisco or any Danisco Subsidiary, including the Certificate of Incorporation or Bylaws of the Buyer, (b) require any filing by Danisco or any Danisco Subsidiary with, or the require Danisco or any Danisco Subsidiary to obtain any permit, authorization, consent or approval from, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the DGCL, (iii) filings, permits, authorizations, consents and approvals as may be required under the HSR Act and such competition law filings, if any, required to be made with any appropriate non-U.S. Governmental Entity to consummate the

Transactions, (iv) the filing or deemed filing with the SEC and the Nasdaq Stock Market, Inc. of (A) the Schedule TO, (B) the Buyer Schedule 13E-3, (C) the Proxy Statement, if stockholder approval is required by law and (D) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the Transactions, (iv) filings, permits, authorizations, consents and approvals as may be required by the Copenhagen Stock Exchange, or (v) such filings and approvals as may be required by any applicable state securities, blue sky or takeover laws), (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right) under, any of the terms, conditions or provisions of any legally binding note, bond, mortgage, lien, indenture, lease, license, contract or agreement, whether oral or written, or other legally binding instrument or obligation to which Danisco or any Danisco Subsidiary is a party or by which any of them or any of their respective properties or assets is bound, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Danisco, any of its Subsidiaries, or any of their properties or assets, except in the case of clause (b), (c) or (d) such violations, breaches or defaults which would not, individually or in the aggregate, impair in any material respect the ability of each of Danisco and the Buyer to perform its obligations under this Agreement, as the case may be, or prevent the consummation of any the Transactions.

Section 4.4 Litigation. There is no action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding pending against (or, to the knowledge of Danisco, being overtly threatened in writing against or naming as a party thereto) Danisco or any Danisco Subsidiary, nor, to the knowledge of Danisco, is there any investigation pending or being overtly threatened in writing against Danisco or any Danisco Subsidiary, and none of Danisco or any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree, in each case, which would, individually or in the aggregate, impair in any material respect the ability of each Danisco and the Buyer to perform its obligations under this Agreement or under the Stock Purchase Agreement, as the case may be, or prevent the consummation of any of the Transactions or any transactions contemplated by the Stock Purchase Agreement.

Section 4.5 Information in the Proxy Statement. None of the information supplied by Danisco or the Buyer in writing expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, at the date mailed to stockholders and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Information in the Offer Documents. The information supplied by Danisco and the Buyer expressly for inclusion or incorporation by reference in the Schedule 14D-9, in the Company Schedule 13E-3 and in the information statement provided to the Company's stockholders under Section 14(f) of (and Rule 14f-1 under) the Exchange Act will not, on the date filed with the SEC and on the first date published, sent or given to the Company stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Offer Documents will comply as to form in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the first filed date published, sent or given to the Company's stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Danisco or the Buyer with respect to information supplied by the Company in writing expressly for inclusion or incorporation by reference in the Offer Documents.

Section 4.7 Cash Availability. Danisco and the Buyer have cash on hand or existing lines of credit to provide, in the aggregate, sufficient funds (a) to consummate the Transactions, including payment in full for all shares of Common Stock validly tendered into the Offer or outstanding at the Effective Time, subject to the terms and conditions to the Offer and this Agreement, (b) to consummate the transactions contemplated by the Stock Purchase Agreement, including payment in full for all shares of Common Stock and Series A Preferred Stock held by Eastman and its affiliates, and (c) to satisfy all other costs and expenses required to be paid by Danisco or the Buyer in connection with the foregoing. There is no breach or default by Danisco existing, or that with notice or the passage of time may exist, under the credit or other agreements with respect to such lines of credit. Danisco and the Buyer have no reason to believe that any of the conditions precedent to the draw-down of such lines of credit will not be satisfied in connection with the consummation of the Transactions or the transactions contemplated by the Stock Purchase Agreement.

Section 4.8 Other Agreements. Except as disclosed by Danisco to the Company in writing prior to or on the date hereof, neither Danisco nor the Buyer has entered into any contract or agreement with any officer or director of the Company or any Company Subsidiary in connection with the Transactions.

Section 4.9 Stock Purchase Agreement and Related Matters. (a) An accurate and complete copy of the Stock Purchase Agreement is attached to this Agreement as Exhibit D. The Stock Purchase Agreement has never been amended or supplemented in any respect. Except for the Stock Purchase Agreement and the Stockholder Agreement, there is no agreement, arrangement or understanding of any nature between Danisco or any of its affiliates and Eastman or any of its affiliates relating to the Company or any Company Subsidiary or relating to any of the securities or assets of the Company or any Company Subsidiary.

(b) Danisco has all necessary corporate power and authority to execute and deliver the Stock Purchase Agreement, to perform its obligations thereunder and to consummate the transactions contemplated by the Stock Purchase Agreement. The execution, delivery and performance of the Stock Purchase Agreement, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by Danisco's board of directors, and no vote of Danisco's stockholders or other corporate action on the part of Danisco is necessary to authorize the execution and delivery by Danisco of the Stock Purchase Agreement or the consummation of the transactions contemplated thereby. The Stock Purchase Agreement has been duly executed and delivered by Danisco and, assuming due and valid authorization, execution and delivery thereof by Eastman, is a valid and binding obligation of Danisco enforceable against Danisco in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. All of Danisco's representations and warranties in the Stock Purchase Agreement are accurate and complete and will be accurate and complete as of the Acceptance Time.

(c) None of the execution, delivery or performance of the Stock Purchase Agreement by Danisco, the consummation by Danisco of the transactions contemplated thereby or compliance by Danisco with any of the provisions thereof will (i) conflict with or result in any breach of any provision of the organizational documents of Danisco or any Danisco Subsidiary, (ii) require any filing by Danisco or any Danisco Subsidiary with, or require Danisco or any Danisco Subsidiary to obtain any permit, authorization, consent or approval from, any Governmental Entity (except for (A) compliance with any applicable requirements of the Exchange Act, (B) filings, permits, authorizations, consents and approvals as may be required under the HSR Act and such competition law filings, if any, required to be made with any appropriate non-U.S. Governmental Entity to consummate the transactions contemplated thereby, (C) the filing or deemed filing with the SEC and the Nasdaq Stock Market, Inc. of such reports under Section 13(a) of the Exchange Act as may be required in connection with the transactions contemplated thereby, or (D) filings, permits, authorizations, consents and approvals as may be required by the Copenhagen Stock Exchange), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right) under, any of the terms, conditions or provisions of any legally binding note, bond, mortgage, lien, indenture, lease, license, contract or agreement, whether oral or written, or other legally binding instrument or obligation to which Danisco or any Danisco Subsidiary is a party or by which Danisco or any Danisco Subsidiary or any of their respective properties or assets is bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Danisco or any Danisco Subsidiary or any of their respective properties or assets.

(d) Neither Danisco nor any Representative of Danisco has received or given any notice or other communication regarding any actual or possible violation or breach of, or default under, the Stock Purchase Agreement or otherwise under or relating to the Stock Purchase Agreement.

Section 4.10 Section 203. No "person" has become the "owner" of any of the shares of stock of the Company owned by Danisco and its affiliates within the last three years so as to cause any of the Transactions (or any of the transactions contemplated by any other agreement referred to herein) to be subject to the restrictions set forth in Section 203, as such quoted terms are used in Section 203.

Section 4.11Ownership of Shares. (a) As of the date of this Agreement, Danisco owns all of its 25,000,000 shares of Common Stock and all of its 485 shares of Series A Preferred Stock itself or through direct or indirect subsidiaries of Danisco.

(b) As of the date of this Agreement, Eastman owns all of its 25,000,000 shares of Common Stock and all of its 485 shares of Series A Preferred Stock itself or through direct or indirect subsidiaries of Eastman.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Interim Operations of the Company. The Company covenants and agrees that, except (i) as expressly contemplated by this Agreement, (ii) in the ordinary course of business consistent with past practice, (iii) with the written approval of Danisco (which approval will not be unreasonably withheld or delayed by Danisco), (iv) as described in Section 5.1 of the Company Disclosure Schedule, (v) as required by any applicable law or regulation or by the rules of any national securities exchange or trading market or (vi) pursuant to Company Agreements in effect as of the date of this Agreement and of which Danisco is aware, after the date hereof and prior to the earlier of (x) the termination of this Agreement in accordance with Article VIII and (y) the time the designees of Danisco have been elected to, and shall (together with any designees then already serving) constitute a majority of, the Company Board of Directors pursuant to Section 1.4 (the "Appointment Time"):

(a) each of the Company and the Company Subsidiaries shall use commercially reasonable efforts to conduct their business in the ordinary course of business consistent with past practice, and each of the Company and the Company Subsidiaries shall use its commercially reasonable efforts to preserve its present business and organization substantially intact and maintain such relations with customers, (including those customers of the Company identified by Danisco and/or representing in excess of 10% of the gross sales of the Company), suppliers, employees (including key personnel of the Company identified by Danisco), contractors, distributors and others having business dealings with it as are reasonably necessary to preserve substantially intact its present business and organization;

(b) the Company shall and shall cause each of the Company Subsidiaries to: (i) timely file all tax returns ("Post Signing Returns") required to be filed by the Company or such Company Subsidiary, as the case may be, and shall cause all such Post Signing Returns to be prepared in all material respects in a manner consistent with past practice, (ii) timely pay all taxes due and payable by the Company and such Company Subsidiary, respectively and (iii) promptly notify Danisco of any federal or state income or franchise, or other material, tax claim pending against or with respect to the Company or any Company Subsidiary (or any significant developments with respect to ongoing federal or state income or franchise or other material tax claims), including material tax liabilities and material refund claims;

(c) the Company shall not, directly or indirectly, (i) amend its Certificate of Incorporation or Bylaws or similar organizational documents, (ii) increase the size of the Company Board of Directors, (iii) split, combine or reclassify any shares of capital stock of the Company, (iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, (v) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any Company Subsidiaries, other than shares of Common Stock reserved on the date hereof for issuance pursuant to the exercise of or in payment of the Company Stock Awards outstanding on the date hereof or shares of Common Stock issuable in accordance with the terms of the ESPP, as such terms exist as of the date of this Agreement; (vi) effect any registration of shares of capital stock of any class of the Company or any Company Subsidiaries (whether pursuant to demand registration rights of stockholders or otherwise) or (vii) redeem, purchase or otherwise acquire any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares except in connection with the exercise of repurchase rights or rights of first refusal in favor of the Company with respect to shares of Common Stock issued upon exercise of Company Stock Awards granted under the Company Award Plans;

(d) neither the Company nor any Company Subsidiary shall make any change in the compensation or benefits payable or to become payable to any of its officers, directors, employees, agents or consultants (other than increases in wages or payment of bonuses to employees who are not directors or affiliates, in the ordinary course of business consistent with past practice), enter into or amend any employment, compensation, severance, consulting, termination or other agreement or retirement or other employee benefits plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than advances for reasonable business travel or other customary business expenses or in connection with the Transactions) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to its employee benefit plans or otherwise;

(e) neither the Company nor any Company Subsidiary shall pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days; adopt or pay, grant, issue, accelerate the vesting or payment of or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement (including the Company Award Plans), or any employment or consulting agreement with or for the benefit of any Company director, officer, employee, agent or consultant, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

(f) neither the Company nor any Company Subsidiary shall waive, release or assign any rights or claims under any of its material contracts, agreements and other arrangements having a value in excess of $100,000 individually or $500,000 in the aggregate;

(g) neither the Company nor any Company Subsidiary will cancel or terminate any insurance policy naming it as a beneficiary or a loss payee, and the Company shall use commercially reasonable efforts not to allow any such policy to be cancelled or terminated;

(h) neither the Company nor any Company Subsidiary will (i) make any loans, advances or capital contributions to, or investments in, any other Person, in excess of $100,000 individually or $500,000 in the aggregate; (ii) enter into any commitment or transaction (including any borrowing, capital expenditure or purchase, sale, lease or license of assets (tangible or intangible) or real estate) involving aggregate payments to or by the Company or any Company Subsidiary with respect to such commitment or transaction of $1,000,000 or greater; or (iii) create or allow to be created any Encumbrance (other than Permitted Encumbrance) upon the current assets of the Company, including cash and cash equivalents as reflected on the most recent balance sheet of the Company in an amount greater than $100,000 individually or $500,000 in the aggregate;

(i) neither the Company nor any Company Subsidiary will (i) change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP or (ii) make or change any Tax election, change an annual accounting period, file any amended income, franchise or other material Tax Returns, enter into any closing or similar agreement, settle or consent to any tax claim, or consent to any extension or waiver of the limitation period applicable to any tax claim;

(j) neither the Company nor any Company Subsidiary will pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), in excess of $1,000,000 or greater;

(k) neither the Company nor any Company Subsidiary will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger); and

(l) subject to Section 5.3(b), neither the Company nor any Company Subsidiary will enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, publicly recommend or publicly announce an intention to do any of the foregoing.

Section 5.2 No Solicitation; Unsolicited Proposals. (a) From the date of this Agreement until the Appointment Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall cause the Company's and the Company Subsidiaries' respective officers and directors (other than directors designated by Danisco or any of its affiliates and directors designated by Eastman or any of its affiliates, for whose compliance the Company shall not be responsible) not to, and shall use commercially reasonable efforts to cause the Company's and such Company Subsidiaries' other Representatives not to, (i) solicit or knowingly encourage the submission of any proposal that constitutes, or would reasonably be expected to result in the submission of, an Acquisition Proposal, (ii) solicit or knowingly encourage any inquiries that would reasonably be expected to result in the submission of an Acquisition Proposal, (iii) engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company or any Company Subsidiary or afford access to the non-public properties, books or records or employees of the Company or any Company Subsidiary to, any Person (or group of Persons) other than Danisco and its Subsidiaries and Representatives (any such Person, a "Third Party") who has submitted an Acquisition Proposal to the Company, (iv) enter into any definitive agreement (or any letter of intent) with any such Third Party with respect to the Acquisition Proposal submitted by such Third Party to the Company, or (v) enter into any definitive agreement (or any letter of intent) with any such Third Party who has submitted an Acquisition Proposal to the Company, requiring the Company to abandon, terminate or fail to consummate the Transactions (it being understood that commercially reasonable efforts with respect to the employees of the Company and its Subsidiaries shall mean instructing such employees to comply with this sentence promptly after the Company discovers any noncompliance by such employees with this sentence). The Company shall cause the Company's and the Company Subsidiaries' officers and directors (other than directors designated by Danisco or any of its affiliates and directors designated by Eastman or any of its affiliates, for whose compliance the Company shall not be responsible) to, and shall use commercially reasonable efforts to cause the Company's and such Company Subsidiaries' other Representatives to, immediately cease and terminate any existing solicitation, discussion, activity or negotiation with any Third Party conducted heretofore by the Company, its Subsidiaries or their respective Representatives with respect to any Acquisition Proposal (it being understood that commercially reasonable efforts with respect to the employees of the Company and its Subsidiaries shall mean instructing such employees to comply with this sentence promptly after the Company discovers any noncompliance by such employees with this sentence).

(b) Notwithstanding the restrictions set forth in Section 5.2(a) or any other provision of this Agreement, (i) if at any time prior to the Appointment Time (A) a bona fide Acquisition Proposal is made, commenced or announced by a Third Party (under circumstances in which the Company has complied in all material respects with its obligations under Section 5.2(a) with respect to such Acquisition Proposal) and (B) the Special Committee determines in good faith (after consultation with its financial advisor and outside counsel (such consultation with its financial advisor and outside counsel, "After Consultation")) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, the Company and its Representatives may, subject to the Company's giving Danisco prior notice (x) furnish non-public information to such Third Party and such Third Party's Representatives relating to the Company or any Company Subsidiary, and afford to such Third Party and such Third Party's Representatives access to the non-public properties, books or records or employees of the Company or any Company Subsidiary, in each case pursuant to a customary confidentiality agreement, and (y) engage in discussions and negotiations with such Third Party and its Representatives; and (ii) the Company may communicate with Eastman with respect to any Acquisition Proposal and take any other actions that the Company determines in good faith to be necessary or appropriate to effectuate or facilitate the taking of any actions otherwise permitted under Section 5.2 or any other provision of this Agreement.

(c) In addition to any prior notice obligations contained in Section 5.2(b), the Company shall as promptly as practicable (and in any event within two business days) after any officer of the Company or member of the Special Committee becomes aware of any Acquisition Proposal submitted to the Company, notify Danisco of such Acquisition Proposal, which notification shall include (i) a copy of the applicable Acquisition Proposal if it was submitted in written form (or, if oral, the material terms and conditions of such Acquisition Proposal) and (ii) the identity of the Third Party making such Acquisition Proposal. The Company shall inform Danisco as promptly as practicable (and in any event within two business days) of any changes in the material terms or conditions of any Acquisition Proposal received by the Company (including any change in the price, structure or form of the consideration). The Company shall provide or make available promptly to Danisco copies of all non-public information provided to any Third Party who has made an Acquisition Proposal, to the extent such information has not previously been provided to Danisco.

(d) Nothing contained in this Agreement shall prohibit the Company from issuing a "stop-look-and-listen communication" pursuant to Rule 14d-9(f) promulgated under the Exchange Act, taking and disclosing to its stockholders a position as required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or taking any action required by any order, writ, injunction, decree, statute, rule, regulation or requirement of a Governmental Entity or required by any fiduciary duty or principle of common law.

(e) For purposes of this Agreement:

(i) "Acquisition Proposal" means any offer, proposal or indication of interest, as the case may be, by any Third Party that contemplates (1) a transaction or series of transactions (including any merger, consolidation, recapitalization or other direct or indirect business combination) involving the issuance or acquisition by such Third Party of shares of capital stock or other equity securities of the Company representing 10% (in number or voting power) or more of the outstanding capital stock of the Company, (2) any tender or exchange offer that if consummated would result in such Third Party, together with all affiliates thereof, acquiring beneficial ownership of shares of capital stock or other equity securities of the Company representing 10% (in number or voting power) or more of the outstanding capital stock of the Company, or (3) the acquisition, exclusive license (outside the ordinary course of business), or purchase by such Third Party of 10% or more of the assets (including the capital stock or assets of any Company Subsidiary) of the Company; and

(ii)"Superior Proposal" means any bona fide written Acquisition Proposal to acquire all of the outstanding common and preferred shares of the Company, or all or substantially all of the assets of the Company, in either case for cash or Registered Shares (as defined below), or a combination thereof (such consideration to be distributed or transferred as soon as is practicable to the stockholders of the Company, in the case of an asset sale), which on its most recently amended or modified terms, if amended or modified, the Special Committee determines in good faith After Consultation contemplates a transaction (1) that, if consummated, would be more favorable to the Unaffiliated Stockholders (in their capacities as stockholders), from a financial point of view, than the Offer and the Merger, and (2) for which financing, if necessary, is committed or reasonably capable of being obtained. "Registered Shares" means equity securities that are traded on a national securities exchange or the NASDAQ Stock Market and that, as of the date the transaction contemplated by the Superior Proposal is consummated, will either be

(A) registered on a registration statement that has been declared effective by the SEC or (B) subject to a customary registration rights agreement executed by the Third Party who submitted such Superior Proposal.

(f) If the Special Committee determines that an Acquisition Proposal constitutes a Superior Proposal, then the Company shall thereafter deliver to Danisco a written notice (a "Notice of Superior Proposal") that (i) advises Danisco that the Company has received an Acquisition Proposal that the Special Committee has determined to constitute a Superior Proposal, (ii) specifies the material terms and conditions of such Superior Proposal and (iii) identifies the Third Party making such Superior Proposal.

(g) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, and the Company will use its commercially reasonable efforts to enforce or cause to be enforced, any "standstill" or similar agreement to which any of the Company or any Company Subsidiary is a party. Notwithstanding the foregoing or any other provision of this Agreement, the Company may release or permit the release of any Person from, or waive or permit the waiver of any provision of (and the Company need not enforce or cause to be enforced) any "standstill" or similar agreement to which the Company or any Company Subsidiary is a party if the other party thereto can be proven by the Company to have become subject to such agreement in connection with the Company's consideration of a strategic transaction between October 31, 2003 and September 30, 2004. Without limiting the generality of the foregoing, the Company may take such actions it determines in good faith to be necessary or appropriate to effectuate or facilitate the foregoing and to communicate publicly the release or waiver of any such standstill or similar agreement or any provision thereof (it being understood, however, that the Company may not initiate contact with any specific party who executed such a standstill or similar agreement for the purpose of communicating directly with such party the release or waiver of such agreement.

Section 5.3 Board Recommendation. (a) Subject to Section 5.3(b), neither the Company Board of Directors nor any committee thereof shall (i) withdraw, qualify or amend in any manner adverse to Danisco or to the Buyer, the approval or recommendation by the Company Board of Directors or any committee thereof of the Offer, this Agreement or the Merger (the "Company Recommendation") or (ii) approve or recommend any Acquisition Proposal or cause or permit the Company to enter into any definitive agreement or letter of intent with respect to any Acquisition Proposal (each of the foregoing actions described in clauses "(i)" and "(ii)" of this sentence being referred to as a "Company Change in Recommendation"); provided, however, that nothing contained in this Agreement shall prohibit the Company or the Special Committee from publicly disclosing a Superior Proposal or amending the Company Recommendation to provide that the Company is unable to take a position with respect to the Offer, this Agreement and the Merger in response to a Superior Proposal following delivery to Danisco of a Notice of Superior Proposal with respect to such Superior Proposal (and such public disclosure or amendment shall not be deemed to be a Company Change in Recommendation).

(a) Notwithstanding the provisions of Section 5.3(a), or any other provision of this Agreement, the Company Board of Directors or the Special Committee may cause to be made a Company Change in Recommendation if prior to the Effective Time the Company Board of Directors or the Special Committee, as the case may be, determines in good faith, After Consultation, that the failure to make a Company Change in Recommendation would create a material risk of a breach by the Company Board of Directors or the Special Committee of its fiduciary duties to stockholders of the Company.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Proxy Statement. As promptly as practicable after the consummation of the Offer and if required by the Exchange Act, the Company shall prepare and file a preliminary version of the Proxy Statement with the SEC, shall use its commercially reasonable efforts to respond promptly to any comments made by the SEC with respect thereto, and promptly thereafter shall mail the Proxy

Statement to stockholders of the Company. In such event, subject to Sections 5.2 and 5.3, the Proxy Statement shall contain the recommendation of the Company Board of Directors in favor of the adoption of this Agreement.

Section 6.2 Meeting of Stockholders of the Company. In connection with the Special Meeting, if any, the Company shall use its commercially reasonable efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and shall take all other action necessary or, in the reasonable opinion of the Buyer, advisable to secure any vote or consent of such stockholders required by the DGCL and the Company Certificate to effect the Merger; provided, however, that, notwithstanding anything to the contrary contained in this Section 6.2 or in any other provision of this Agreement, the Company shall have no obligation to solicit proxies (or take any other action to secure any vote or consent of stockholders) if, following the Acceptance Time, the Company Board of Directors makes a Company Change in Recommendation. Danisco and The Buyer agree that they shall vote, or cause to be voted, in favor of the adoption of this Agreement all shares of Common Stock (and, if applicable, all Preferred Shares) directly or indirectly beneficially owned by them or any of their affiliates.

Section 6.3 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company, Danisco and the Buyer shall use all commercially reasonable efforts to take, or cause to be taken, all such necessary actions.

Section 6.4 Notification of Certain Matters. Promptly after obtaining knowledge thereof, the Company shall give notice to Danisco and the Buyer, and Danisco and the Buyer shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event that would be likely to cause any condition set forth in Annex I to be unsatisfied in any material respect at any time from the date hereof to the Acceptance Time (except to the extent such condition refers to a specific date) and (b) any material failure of the Company, the Buyer or Danisco, as the case may be to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties or the conditions to the obligations of the parties hereto.

Section 6.5 Access; Confidentiality. (a) Except as required pursuant to any existing confidentiality agreement or obligation entered into prior to the date hereof by the Company or any Company Subsidiary, a summary of the non-confidential material terms of which the Company shall provide to Danisco upon any request for information by Danisco that is subject to such confidentiality agreement, and subject to applicable law or decree, from the date of this Agreement until the Closing, the Company shall, and shall cause the Company Subsidiaries to, (i) give Danisco, its officers and a reasonable number of its employees and its authorized representatives, upon reasonable prior notice to the Company, reasonable access during normal business hours to the Company Agreements, books, records, analysis, projections, plans, personnel, offices and other facilities and properties of the Company and the Company Subsidiaries and, subject to any requirements imposed by the accountants of the Company and the Company Subsidiaries, such accountants and their work papers and (ii) furnish Danisco on a timely basis with such existing financial and operating data and other information with respect to the business and properties and Company Agreements of the Company and the Company Subsidiaries as Danisco may from time to time reasonably request and use commercially reasonable efforts to make available at reasonable times during normal business hours to authorized Representatives of Danisco the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of the Company's business, properties, prospects and personnel as Danisco may reasonably request, which information shall be subject to the Confidentiality Agreement by and between Danisco and the Company dated as of January 26, 2005 (the "Confidentiality Agreement").

(b) Except as provided in Section 9.2, no investigation heretofore conducted or conducted pursuant to this Section 6.5 shall affect any representation or warranty made by the parties hereunder.

Section 6.6 Consents and Approvals. (a) Each of the Company, Danisco and the Buyer shall use commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable laws or regulations or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, clearances, approvals, authorizations or orders required to be obtained or made by Danisco, the Buyer or the Company or any of their respective Subsidiaries, and avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) make or cause to be made the applications or filings required to be made by Danisco, the Buyer or the Company or any of their respective Subsidiaries under or with respect to the HSR Act or any other applicable laws or regulations in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and pay any fees due of it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten business days after the date hereof, (iv) comply at the earliest practicable date with any request under or with respect to the HSR Act and any such other applicable laws or regulations for additional information, documents or other materials received by Danisco, the Buyer or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in connection with such applications or filings or the Transactions and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (A) any filing under or with respect to the HSR Act or any such other applicable laws or regulations and (B) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity. Subject to applicable laws and regulations relating to access to and the exchange of information, each of the Company, Danisco and the Buyer shall, and shall cause their respective affiliates to, furnish to the other party all information necessary for any such application or other filing to be made in connection with the Transactions. Subject to applicable laws and regulations relating to access to and the exchange of information, each of the Company, Danisco and the Buyer shall promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Entity in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of such meeting. Subject to applicable laws and regulations relating to access to and the exchange of information, the parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

(b) The Company, Danisco and the Buyer shall give (or shall cause their respective Subsidiaries to give) any material notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any material third party consents, (i) necessary, proper or advisable to consummate the Transactions, (ii) required to prevent a Company Material Adverse Effect from occurring prior to or after the consummation of the Offer; provided, however, that the Company and Danisco shall coordinate and cooperate in determining whether any actions, notices, consents, approvals or waivers are required to be given or obtained, or should be given or obtained, from parties to any material Company Agreements in connection with consummation of the Transactions and seeking any such actions, notices, consents, approvals or waivers. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 6.6(b), such party shall use commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to mitigate any adverse effect upon the Company and Danisco, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the consummation of the Offer, from the failure to obtain such consent.

(c) From the date of this Agreement until the Acceptance Time, each of Danisco, the Buyer and the Company (as the case may be) shall promptly notify the other in writing of any pending action,

suit, arbitration or other proceeding against Danisco, the Buyer or the Company (as the case may be) or, to the knowledge of Danisco, the Buyer or the Company (as the case may be), any action, suit, arbitration or other proceeding being overtly threatened in writing against Danisco, the Buyer or the Company (as the case may be) or, to the knowledge of Danisco, the Buyer or the Company (as the case may be), or investigation by any Governmental Entity or any other Person against or with respect to the notifying party (i) challenging or seeking material damages in connection with the Transactions or (ii) seeking to restrain or prohibit the consummation of the Transactions or otherwise limit in any material respect the right of Danisco or the Buyer to own any portion of the shares of Common Stock to be acquired from the Unaffiliated Stockholders.

(d) If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity challenging the Transactions as violative of any applicable laws or regulations, each of the Company, Danisco and the Buyer shall, and shall cause their respective affiliates to, cooperate and use their commercially reasonable efforts to contest and resist, except insofar as the Company and Danisco may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of any of the Transactions.

(e) Nothing contained in this Agreement shall give Danisco or the Buyer, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the consummation of the Offer. Prior to the consummation of the Offer, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its business operations and the business operations of the Company Subsidiaries.

(f) Notwithstanding anything set forth in this Agreement, in connection with the receipt of any necessary governmental approvals or clearances (including under the HSR Act), neither Danisco nor the Company shall be required to sell, hold separate or otherwise dispose of a material portion of their respective businesses or conduct all or a material portion of their respective businesses in a specified manner, or agree to sell, hold separate or otherwise dispose of a material portion of their respective businesses or conduct all or a material portion of their respective businesses in a specified manner, or permit the sale, holding separate or other disposition of a material portion of their respective businesses, or the conduct of a material portion of their respective businesses in a specified manner.

(g) The Company shall use its commercially reasonable efforts to obtain the consent of UBS Securities LLC to permit the inclusion of the opinion of UBS Securities LLC referred to in Section 3.13 in its entirety in the Offer Documents, the Schedule 14D-9 and the Proxy Statement, and to permit the inclusion (to the extent required by law) of all reports, opinions and appraisals (within the meaning of Regulation M-A) prepared by UBS Securities LLC in connection with the Offer in their entirety as exhibits to the Schedule TO.

Section 6.7 Publicity. So long as this Agreement is in effect, neither the Company nor Danisco, nor any of their respective controlled affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Offer, the Merger or this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except (a) as such party reasonably believes, after receiving the advice of outside counsel, is required by law or by any listing agreement with or listing rules of a national securities exchange or trading market in which event such party shall, on a basis reasonable under the circumstances, provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto, (b) as may be consistent with prior press releases or announcements approved in accordance with this Agreement or (c) as may be consistent with actions taken by the Company or its Board of Directors (or any committee thereof) pursuant to Sections 5.2 or 5.3(b).

Section 6.8 Directors' and Officers' Insurance and Indemnification. (a) Without limiting any of the other obligations of Danisco, the Buyer or the Surviving Corporation under this Section 6.8, during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time (such period being referred to as the "Specified Period"), to the extent permissible under applicable law, Danisco shall indemnify and hold harmless each person who is or who was, at any time prior to the Effective Time, a director or officer of the Company or any Company Subsidiary (each such person, a "Covered Person") against and from any costs, fees, expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, damages, liabilities and amounts paid in settlement in connection with any action, claim, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or in connection with actions or omissions occurring at or prior to the Effective Time, whether or not asserted prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the Transactions and the consummation of the Transactions); provided, however, that in the event any claim or claims are asserted or made within the Specified Period, all rights to indemnification (including advancement of expenses) in respect of any such claim or claims shall continue until disposition of any and all such claims.

(b) Without limiting any of the other obligations of Danisco, the Buyer or the Surviving Corporation under this Section 6.8, during the Specified Period, the Surviving Corporation (or any successor to the Surviving Corporation) shall, and Danisco shall cause the Surviving Corporation to, indemnify, defend and hold harmless the Covered Persons as provided in the terms of the Company Certificate or Company Bylaws and under any agreements (the "Indemnification Agreements") as in effect on the date hereof (true and correct copies of which have been previously provided to Danisco) (provided, that the Surviving Corporation's obligation to pay any amount in settlement shall be conditioned upon such settlement being effected with the written consent of Danisco, which consent shall not unreasonably be withheld), arising out of or in connection with actions or omissions occurring at or prior to the Effective Time, whether or not asserted prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the Transactions and the consummation of the Transactions); provided, however, that in the event any claim or claims are asserted or made within the Specified Period, all rights to indemnification (including advancement of expenses) in respect of any such claim or claims shall continue until disposition of any and all such claims.

(c) Without limiting any of the other obligations of Danisco, the Buyer or the Surviving Corporation under this Section 6.8, Danisco shall advance expenses (including legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification hereunder pursuant to the procedures set forth, and to the extent provided in the Company Certificate, the Company Bylaws or the Indemnification Agreements; provided, however, that any person to whom expenses are advanced undertakes, to the extent required by the DGCL, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

(d) Danisco shall, or shall cause the Surviving Corporation to, maintain and extend all existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than the Specified Period with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the Effective Time, including in connection with the approval of this Agreement and the Transactions and the consummation of the Transactions; provided, however, that Danisco may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to the Covered Person; provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period through no fault of Danisco or the Surviving Corporation, then Danisco shall, or shall cause the Surviving Corporation to, obtain substantially similar D&O Insurance; providedfurther, however, that in no event shall Danisco be required to pay aggregate annual premiums for insurance under this Section 6.8(d) in excess of 300% of the aggregate premiums paid by the Company in 2004 (such aggregate annual premiums paid by the Company in 2004 being referred to as the "Average Premium"), which true and correct amount is set forth in Section 6.8(d) of the Company Disclosure Schedule; and provided, further, that if Danisco or the Surviving Corporation is unable to obtain the amount of insurance required by this Section 6.8(d) for such aggregate annual premiums, Danisco shall, or shall cause the Surviving Corporation to, obtain as much insurance as can be obtained for aggregate annual premiums not in excess of 300% of the

Average Premium. In lieu of the foregoing, the Company may elect to obtain prepaid policies prior to the Effective Time, which policies provide the Covered Persons with D&O Insurance coverage of equivalent amount and on at least as favorable terms as that provided by the Company's current D&O Insurance for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the approval of this Agreement and the Transactions and the consummation of the Transactions; provided, however, that the aggregate annual premium for such prepaid policies shall not exceed 300% of the Average Premium. If such prepaid policies have been obtained prior to the Effective Time, Danisco shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder. The Company and the Company Subsidiaries shall consult with Danisco in connection with the purchase or acquisition of any D&O Insurance on or after the date hereof, and the Company and the Company Subsidiaries shall not purchase or acquire any D&O Insurance on or after the date hereof without first consulting with Danisco.

(e) During the Specified Period, the Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons than are currently set forth in the Company Certificate and the Company Bylaws. The Indemnification Agreements with Covered Persons in existence on the date of this Agreement shall continue in full force and effect after the Effective Time in accordance with their terms. Danisco shall not permit the Surviving Corporation to distribute or dispose of assets in a manner that would render the Surviving Corporation unable to satisfy its indemnification obligations pursuant to this Section 6.8.

(f) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.8.

(g) The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.8, and this Section 6.8 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.9 Buyer Compliance. Danisco shall cause the Buyer to comply with all of its obligations under this Agreement.

Section 6.10 State Takeover Laws. If any state "fair price," "control share acquisition," "business combination" or other state takeover statute becomes or is deemed to become applicable to the Company, the Offer, the acquisition of shares of Common Stock pursuant to the Offer, or the Merger, then the Company Board of Directors shall (i) in the case of Section 203 of the DGCL, take all action necessary and (ii) in the case of any other state takeover statute, use its commercially reasonable efforts, to render such statute inapplicable to the foregoing.

Section 6.11 Company Stock Plans. As promptly as possible following the execution of this Agreement but in any event by no later than the third business day after the date of this Agreement, (i) the Company Board of Directors, or its Management Development and Compensation Committee, as the case may be, shall adopt the resolutions set out in Annex II to this Agreement amending the Company Stock Plans and the Company's Employee Stock Purchase Plan in the manner set forth in Documents A, B, C and D appended to such resolutions; and (ii) the Management Development and Compensation Committee shall make the determinations and take the actions with respect to cash settlement upon exercise of outstanding options under the OI as are set forth in Document E appended to such resolutions, and shall execute a copy of Document E.

Section 6.12 Stock Purchase Agreement and Related Matters. During the period commencing on the date of this Agreement and ending at the Effective Time:

(a) Danisco shall duly perform each of its obligations under the Stock Purchase Agreement in a timely manner;

(b) Danisco shall require that Eastman duly perform each of Eastman's obligations under the Stock Purchase Agreement in a timely manner and (to the extent requested by the Company) shall enforce Danisco's rights under the Stock Purchase Agreement;

(c) Danisco shall immediately provide the Company with written notice of (i) any breach or alleged breach by Danisco or Eastman of any provision of the Stock Purchase Agreement and (ii) any fact or circumstance that may affect the accuracy of any of the representations and warranties in the Stock Purchase Agreement or that may affect the likelihood that the transactions contemplated by the Stock Purchase Agreement will be consummated on a timely basis; and

(d) Danisco shall not (without the prior written consent of the Company): (i) permit the Stock Purchase Agreement to be terminated or amended in any respect; (ii) permit the extension of the time for performance of any of the obligations or acts of Danisco or Eastman under the Stock Purchase Agreement; (iii) waive or permit the waiver of any right of Danisco or Eastman, or any condition to any obligation of Danisco or Eastman, under the Stock Purchase Agreement; or (iv) enter into, or permit any affiliate of Danisco to enter into, any agreement or transaction with Eastman or with any affiliate of Eastman relating to the Company or any Company Subsidiary or relating to any of the securities or assets of the Company or any Company Subsidiary.

Without limiting the generality of Section 6.12(d), prior to the Acceptance Time, Danisco shall not (and Danisco shall ensure that its affiliates do not), directly or indirectly, acquire any shares of common stock or preferred stock of the Company beneficially owned by Eastman or any affiliate of Eastman (whether pursuant to the Stock Purchase Agreement or otherwise).

Section 6.13 Grant of Option. The Company hereby grants to the Buyer an irrevocable option to purchase from the Company (such grant being referred to herein as the "Option"), for the Offer Price per share, a number of shares of Common Stock (the "Optioned Shares") equal to the Applicable Amount. The "Applicable Amount" shall be the number of shares of Common Stock which, when added to (1) the number of shares of Common Stock owned by Danisco and the Buyer (and their respective affiliates) immediately prior to the exercise of the Option and (2) the 25,000,000 shares of Common Stock owned by Eastman and its affiliates as of the date hereof, would result in Danisco and the Buyer owning immediately after the exercise of the Option 90% of the then-outstanding shares of Common Stock (assuming the exercise of all Company Awards outstanding and vested as of the time of the exercise of the Option). The Buyer may exercise the Option only following the Acceptance Date. The Option shall expire if not exercised prior to the Effective Time. The purchase price for the shares may be paid, at the election of Danisco, either (i) in cash or (ii) by a promissory note of Danisco in a principal amount equal to the Offer Price multiplied by the number of shares of Common Stock purchased pursuant to the Option, which promissory note shall mature in 12 months (and be prepayable at any time by Danisco without penalty) and shall bear interest at the rate charged to Danisco by its principal lenders.

(b) In the event that the Buyer wishes to exercise the Option, it shall give written notice (the date of such notice, the "Notice Date") to the Company, specifying the number of Optioned Shares to be purchased pursuant to such exercise and a place and date (not sooner than two nor later than ten business days from the Notice Date) for the closing of such purchase.

(c) At any closing hereunder, (i) the Buyer will make payment to the Company of the full purchase price for the Optioned Shares by (A) certified or official bank check payable to the Company or by wire transfer to the Company, or (B) delivery of the promissory note described in the last sentence of Section 6.13(a), and (ii) the Company will deliver to the Buyer a duly executed certificate or certificates representing the number of Optioned Shares so purchased, registered in the name of the Buyer or its nominee in the denominations designated by the Buyer in its notice of exercise.

(d) The Buyer represents that any Optioned Shares purchased by the Buyer will be acquired for investment only and not with a view to any public distribution thereof and the Buyer will not offer to sell or otherwise dispose of any Optioned Shares so acquired by it in violation of the registration requirements of the Securities Act. The certificate(s) representing the shares of Common Stock acquired pursuant to the exercise of the Option will bear a legend indicating that such shares of Common Stock were sold without registration under the Securities Act.

(e) In the event of any change in the number of outstanding shares of Common Stock by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting the Buyer's rights hereunder, the number of Optioned Shares and the purchase price shall be adjusted appropriately so as to restore the Buyer to its rights hereunder with respect to the Option; provided, however, that nothing in this Section shall be construed as permitting the Company to take any action or enter into any transaction prohibited by this Agreement.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Danisco, the Buyer and the Company, as the case may be, to the extent permitted by applicable laws and regulations:

(a) Statutes; Court Orders. No statute, rule or regulation shall have been enacted or promulgated since the Acceptance Time by any U.S. Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a U.S. court of competent jurisdiction in effect preventing consummation of the Merger; and

(b) Purchase of shares of Common Stock in Offer. The Buyer shall have accepted for payment and purchased, or caused to be accepted for payment and purchased, all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer in accordance with its terms; provided, however, that this condition shall be deemed to have been satisfied with respect to the obligation of Danisco and the Buyer to effect the Merger if the Buyer fails to accept for payment, purchase or pay for any shares of Common Stock validly tendered and not withdrawn pursuant to the Offer in violation of the terms of the Offer or of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time, whether before or after any stockholder approval of the Merger:

(a) By mutual written consent of Danisco and the Company;

(b) By Danisco:

(i) If a U.S. court of competent jurisdiction or other U.S. Governmental Entity shall have issued a final, non-appealable order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting any of the Transactions such that the conditions set forth in Article VII or Annex I shall not be capable of being satisfied;

(ii) if (A) there was any inaccuracy in any representation or warranty of the Company set forth in this Agreement as of the date of this Agreement and such inaccuracy: (x) has a Company Material Adverse Effect and (y) is not capable of being cured prior to the End Date, or (B) there has been a breach of any covenant or agreement of the Company set forth in this Agreement which (x) would have a Company Material Adverse Effect and (y) is not capable of being cured prior to the End Date;

(iii) if acceptance for payment of shares of Common Stock pursuant to the Offer has not occurred by May 31, 2005 ( the "End Date"); provided, however, that the right to terminate this Agreement pursuant to this clause (b)(iii) shall not be available to Danisco if the failure of the acceptance for payment of shares of Common Stock pursuant to the Offer to have occurred by the End Date resulted from an inaccuracy in any representation or warranty or a breach of any covenant or agreement of Danisco or the Buyer set forth in this Agreement or from any action or failure to act on the part of any Designated Person;

(iv) if the Special Committee shall have made and publicly announced a Company Change in Recommendation; or

(v) if the Offer (taking into account any extension thereof) shall have expired without acceptance for payment of shares of Common Stock thereunder, other than as a result of an inaccuracy in any representation or warranty or breach of any covenant or agreement of Danisco or the Buyer set forth in this Agreement;

(c) By the Company:

(i) at any time during the period commencing on the date two full business days following the delivery of a Notice of Superior Proposal to Danisco and ending at the Acceptance Time; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this clause (c)(i) with respect to a particular Superior Proposal if (A) such Superior Proposal resulted from an intentional and material breach by the Company of the provisions of Section 5.2, or (B) Danisco makes, and does not withdraw, within the two full business day period following Danisco's receipt of the Notice of Superior Proposal with respect to such Superior Proposal an offer (a "Matching Bid") that the Special Committee determines in good faith After Consultation to be as favorable to the Unaffiliated Stockholders as the Superior Proposal to which the Notice of Superior Proposal relates;

(ii) if the Buyer shall have failed to commence the Offer as provided in Section 1.1(a) or if the Offer shall have terminated or expired without acceptance for payment of shares of Common Stock thereunder; provided, however, that the right to terminate this Agreement pursuant to this clause (c)(ii) shall not be available to the Company if the failure of the Buyer to have commenced the Offer or to have accepted for payment shares thereunder resulted from an inaccuracy in any representation or warranty or breach of any covenant or agreement of the Company set forth in this Agreement;

(iii) if there has been a material inaccuracy in any representation or warranty or material breach of any covenant or agreement of Danisco or the Buyer set forth in this Agreement; or

(iv) if acceptance for payment of shares pursuant to the Offer has not occurred by the End Date.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability or continuing obligation on the part of Danisco, the Buyer, the Company or any of their respective affiliates except (i) as set forth in Section 6.5(a), this Section 8.2 and Article IX, (ii) as set forth in the Confidentiality Agreement and the Stockholder Agreement, and (iii) subject to Section 9.2, nothing herein shall relieve any party from liability for any willful breach of representations and warranties, or material breach of any covenant, or agreement contained in this Agreement.

ARTILCE IX

MISCELLANEOUS

Section 9.1 Authority of Special Committee. No action taken or purported to have been taken on behalf of the Company after the date hereof with respect to any Specified Matter (or other matter requiring action by the Special Committee under this Agreement or the Charter of the Special Committee) shall be valid or effective unless such action has been approved by the Special Committee.

Section 9.2 Effect of Action or Knowledge of Danisco or Eastman. Notwithstanding anything to the contrary contained in this Agreement, for purposes of this Agreement (including Article VIII and Annex I):

(a) no representation or warranty of the Company set forth in this Agreement shall be deemed to be untrue or incorrect or to have been breached if (i) the failure of such representation or warranty to be true or correct, or the breach of such representation or warranty, has resulted directly from (x) any action(s) or failure(s) to act on the part of any Person or Persons acting (or failing to act) at the request or direction of Danisco, Eastman or any affiliate of Danisco or Eastman or (y) any action(s) or failure(s) to act on the part of any Designated Person or Designated Persons; or (ii) any facts or circumstances that constitute or gave rise to the untruth, incorrectness or breach of such representation or warranty were known to any Designated Person on the date of this Agreement; and

(b) the Company shall not be deemed to have breached or to have failed to perform or comply with any of its agreements or covenants contained in this Agreement if the breach of, or failure to perform or comply with, such agreement or covenant has resulted directly from (x) any action(s) or failure(s) to act on the part of any Person or Persons acting (or failing to act) at the request or direction of Danisco, Eastman or of any affiliate of Danisco or Eastman or (y) any action(s) or failure(s) to act on the part of any Designated Person or Designated Persons.

Section 9.3 Amendment and Modification. Subject to applicable laws and regulations and as otherwise provided in this Agreement, and subject to Section 9.1, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, but, (a) after the acceptance for payment of shares of Common Stock pursuant to the Offer, no amendment shall be made which decreases the consideration payable to holders of Common Stock in the Merger, and (b) after the adoption of this Agreement by the Company's stockholders, no amendment shall be made which by law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.4 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.5 Expenses. All fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees, costs and expenses.

Section 9.6 Notices. All notices and other communications hereunder shall be in writing and shall be delivered or sent by hand delivery, by facsimile transmission or by reputable international courier, and shall be deemed properly delivered, sent and received: (a) when delivered by hand; (b) on the first business day after sent by facsimile provided that the sender has received confirmation of transmission; or (c) on the third business day after sent by courier, in each case to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)	if to Danisco or the Buyer, to:

Danisco A/S Langebrogade 1 P.O. Box 17 DK-1001 Copenhagen K Denmark Attention: Jørgen Rosenlund Telephone No.: 011-45-396- 35-262 Facsimile No.: 011-45-326-62-173

with a copy (which shall not constitute notice) to:

Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Attention: Robert A. McTamaney, Esq. Telephone: (212) 732-3200 Facsimile: (212) 732-3232

and

(b)	if to the Company, to:

Genencor International, Inc. 925 Page Mill Road Palo Alto, CA 94304 USA Attention: Margaret Horn Telephone: 650-846-7500 Facsimile: 650-845-6500

with a copy (which shall not constitute notice) to:

Cooley Godward LLP 3175 Hanover Street Palo Alto, CA 94304-1130 Attention: Keith A. Flaum, Esq. and Richard E. Climan, Esq. Telephone: (650) 843-5000 Facsimile: (650) 849-7400

and to:

Special Committee of Genencor International, Inc.
Board of Directors
c/o Heller Ehrman White & McAuliffe, LLP
275 Middlefield Road
Menlo Park, CA 94025
Attention: Sarah A. O'Dowd, Esq.
Telephone: (650) 324-7000
Facsimile: (650) 324-0638

with a copy (which shall not constitute notice) to:

Heller Ehrman White & McAuliffe, LLP 275 Middlefield Road Menlo Park, CA 94025 Attention: Sarah A. O'Dowd, Esq. Telephone: (650) 324-7000 Facsimile: (650) 324-0638

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." As used in this Agreement, the term "affiliates" shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, however, that the term "affiliates" when used in relation to Danisco or Eastman shall not include the Company. As used in this Agreement, the term "Permitted Encumbrances" shall mean: (a) liens imposed by law, such as carriers', warehouseman's, mechanics', materialmen's, landlords', laborers', suppliers', construction and vendors' liens; (b) liens for Taxes either not yet due and payable or which are being contested in good faith by appropriate legal or administrative proceedings and as to which the Company has, to the extent required by GAAP, set aside on its books adequate reserves; (c) with respect to leasehold interests, liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee, none of which materially impairs the use of any parcel of property material to the operation of the business of the Company or the value of such property for the purpose of such business; and (d) any minor imperfection of title which does not have a material impact on the continued use and operation of the property to which such Encumbrance applies.

Section 9.8 Counterparts. This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Section 9.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement:

(a) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof, and

(b) except as provided in Section 6.8, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

The Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Each of the parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and any appellate court thereof, for any litigation arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby, to the extent the Court of Chancery has jurisdiction over the claims alleged in such litigation, or, if the Court of Chancery does not have jurisdiction over the claims alleged in such litigation, the courts of the State of Delaware and of the United States of America located in the State of Delaware, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such litigation except in such courts, (ii) waives any objection to the laying of venue of any such litigation in such Delaware courts and (iii) agrees not to plead or claim in any Delaware court that such litigation brought therein has been brought in an inconvenient forum. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.6. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 9.12 Waiver of Jury Trial. EACH PARTY IS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVING ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Buyer may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Danisco, (ii) Danisco and one or more direct or indirect wholly-owned Subsidiaries of Danisco or (iii) one or more direct or indirect wholly-owned Subsidiaries of Danisco (each, an "Assignee"). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.14 Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

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[Remainder of Page Intentionally Left Blank - Signature Page Follows]

IN WITNESS WHEREOF, Danisco, the Buyer and the Company have caused this Agreement to be executed by their duly authorized officers, each as of the date first written above.

DANISCO A/S
By: /s/ Søren Bjerre-Nielsen

Name: Søren Bjerre-Nielsen Title: Executive Vice President and Chief Financial Officer
DH SUBSIDIARY INC.
By: /s/ Jørgen Rosenlund

Name: Jørgen Rosenlund Title: Group General Counsel
GENENCOR INTERNATIONAL, INC.
By: /s/ Jean-Jacques Bienaimé

Name: Jean-Jacques Bienaimé Title: Chairman and CEO

Annex I

Notwithstanding any other provisions of the Offer, the Buyer shall not be required to accept for payment, and may delay the acceptance for payment of, any validly tendered shares of Common Stock, if (i) the Minimum Condition shall not have been satisfied, (ii) the Majority of the Minority Condition shall not have been satisfied, (iii) any applicable waiting period under the HSR Act, or similar waiting periods under any foreign antitrust laws applicable to the Transactions, shall not have expired or terminated, or (iv) any of the following events has occurred:

(a) there shall be pending (and not withdrawn) or overtly threatened in writing (and not withdrawn) a Designated Governmental Proceeding (it being understood that for purposes of this paragraph (a), a "Designated Governmental Proceeding" shall mean any suit, action or proceeding relating to the Offer or the Merger against the Buyer, Danisco, the Company or any Company Subsidiary in which a U.S. Governmental Entity is a party (or is overtly threatening in writing to become a party) which has a reasonable prospect of success, (i) seeking to prohibit or impose any material limitations on Danisco's or the Buyer's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's and the Company Subsidiaries' businesses or assets, taken as a whole, or to compel Danisco or the Buyer or their respective Subsidiaries and affiliates to dispose of, license or hold separate any material portion of the business or assets of the Company or Danisco and their respective Subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Danisco or the Buyer of any shares of Common Stock under the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other Transactions and that, if successful, would cause the Minimum Condition or the Majority of the Minority Condition not to be satisfied, (iii) seeking to impose material limitations on the ability of the Buyer, or render the Buyer unable, to accept for payment, pay for or purchase some or all of the shares of Common Stock pursuant to the Offer and the Merger and that, if successful, would cause the Minimum Condition or the Majority of the Minority Condition not to be satisfied, or (iv) seeking to impose material limitations on the ability of the Buyer or Danisco effectively to exercise full rights of ownership of the shares of Common Stock to be acquired in the Offer, including, without limitation, the right to vote shares of Common Stock to be purchased by it in the Offer on all matters properly presented to the Company's stockholders, provided, that the condition described in this paragraph (a) with respect to any threatened (and not withdrawn) suit, action or proceeding shall be deemed to have been satisfied if no suit, action or proceeding in respect of such written threat shall have been filed or commenced within 30 business days after such written threat;

(b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or issued by or on behalf of a U.S. Governmental Entity (or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a U.S. Governmental Entity) relating to the Offer or the Merger, and which, in the case of any judgment, order or injunction, has not been withdrawn or terminated, or any other action shall be taken by any U.S. Governmental Entity, in each case that is reasonably likely to result directly in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) since the date of the Acquisition Agreement, any condition, event or development shall have occurred that would result in a Company Material Adverse Change;

(d) except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company shall have breached or failed to perform or to comply with any agreement or covenant to be performed or complied with by it under the Acquisition Agreement and such breach or failure shall not have been cured;

(e) the Buyer shall have failed to receive a certificate executed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (d) and (f) of this Annex I have not occurred; or

(f) the Acquisition Agreement shall have been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Danisco and the Buyer, may be asserted by Danisco or the Buyer regardless of the circumstances giving rise to such condition, and (except for the Majority of the Minority Condition) may be waived by Danisco or the Buyer in whole or in part at any time and from time to time and in the sole discretion of Danisco or the Buyer, subject in each case to the terms of this Agreement. The failure by Danisco or the Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed, except that the term "Acquisition Agreement" shall be deemed to refer to the Agreement to which this Annex I is annexed.

Annex II

1. The resolutions to be adopted by the Company Board of Directors pursuant to Section 6.11 of this Agreement are as follows:

RESOLVED, that the Genencor International, Inc. Stock Option Plan and Stock Appreciation Rights Plan and the Genencor International, Inc. Employee Stock Purchase Plan are each hereby amended, effective as of January 27, 2005, in the manner set forth, respectively, in Document A and Document B appended to this resolution; and be it further

RESOLVED, that the proper officers of this Corporation are hereby authorized and directed to execute such documents and to take such other actions as may be necessary or appropriate to implement the foregoing resolution and to effectuate the amendments to the plans therein adopted.

2. The resolutions to be adopted by the Management Development and Compensation Committee of the Company Board of Directors pursuant to Section 6.11 of this Agreement are as follows:

RESOLVED, that the Genencor International, Inc. 2002 Omnibus Incentive Plan and the Genencor International, Inc. Nonqualified Deferred Compensation Plan are each hereby amended, effective as of January 27, 2005, in the manner set forth, respectively, in Document C and Document D appended to this Resolution; and be it further

RESOLVED, that the proper officers of this Corporation are hereby authorized and directed to execute such documents and to take such other actions as may be necessary or appropriate to implement the foregoing resolution and to effectuate the amendments to the plans therein adopted.

Document A

Amendment to Genencor International, Inc. Stock Option and Stock Appreciation Right Plan

The Genencor International, Inc. Stock Option and Stock Appreciation Right Plan is hereby amended effective as of January 27, 2005 by adding at the end thereof a new Section 25 which shall read as follows:

25. MERGER PROVISIONS. Notwithstanding any other provisions to the contrary in this Plan, the provisions of this Section 25 shall apply upon the merger of DH Subsidiary Inc. with and into the Company pursuant to the Acquisition Agreement between Danisco, Danisco Acquisition Corp. and the Company dated as of January , 2005 (the "Acquisition Agreement"). Unless otherwise defined elsewhere in the Plan, each capitalized term used in this Section 25 shall have the meaning given to such term in the Acquisition Agreement.

(a) At the Effective Time, each stock option granted under the Plan that is outstanding and remains unexercised immediately before such time shall be cancelled, and in lieu of such option the holder thereof shall be entitled to receive, as soon as practicable after the Effective Time, a single lump sum cash payment in an amount determined by multiplying (i) the number of shares of Common Stock still subject to the option immediately before the Effective Time, by (ii) the excess, if any, of the Common Stock Merger Consideration over the per share exercise price of the option; provided, however, that if a deferral election with respect to any such option has been made by the holder thereof under Section 4.2 of the Genencor International, Inc. Nonqualified Deferred Compensation Plan (the "NQDCP"), no such cash payment shall be made with respect to such option but instead, an amount equal to the cash payment that otherwise would be made to the holder with respect to such option pursuant to this Section 25 (a) in the absence of such election shall be credited at the Effective Time to the Stock Conversion Account established for the holder under the NQDCP in accordance with the provisions of Section 13.10 thereof

(b) At the Effective Time, each SAR granted under the Plan that is outstanding and remains unexercised immediately before such time shall be cancelled and, in lieu of such

SAR, the holder thereof shall be entitled to receive, as soon as practicable after the Effective Time, a single lump sum cash payment in an amount determined by multiplying (i) the number of shares still subject to the SAR immediately before the Effective Time, by (ii) the excess, if any, of the Common Stock Merger Consideration, over the per share Base Value of the SAR.

(c) The amount otherwise payable to any Participant pursuant to (a) and/or (b) above shall be reduced by the amount of all taxes required by law to be withheld from the amount so payable.

(d) The provisions of each agreement evidencing the grant of stock options, or the grant of SARs, to a Participant under the Plan that are still outstanding and unexercised immediately before January 27, 2005 shall be deemed to have been amended as of such date to the extent necessary to conform to and reflect the provisions of this Section 25.

(e) This Plan shall terminate when the last of the payments required to be made to Participants pursuant to (a) and (b) above have been made.

Document B

Amendment to Genencor International, Inc. Employee Stock Purchase Plan

The Genencor International, Inc. Employee Stock Purchase Plan is hereby amended effective as of January 27, 2005 by adding at the end thereof a new Section 11.16 which shall read as follows:

11.16. MERGER PROVISIONS. Notwithstanding any other provisions to the contrary in his Plan, the provisions of this Section 11.16 shall apply upon the merger of DH Subsidiary Inc. with and into the Company pursuant to the Acquisition Agreement between Danisco, Danisco Acquisition Corp. and the Company dated as of January , 2005 (the "Acquisition Agreement"). Unless otherwise defined elsewhere in the Plan, each capitalized term used in this Section 11.16 shall have the meaning given to such term in the Acquisition Agreement.

(a) No shares of the Company's Common Stock may be purchased by participants under this Plan at any time after the Effective Time.

(b) No payroll deductions for participants shall be made at any time after the Effective Time. Each participant who immediately before the Effective Time has a credit balance in his or her payroll deduction account under Section 5.02 of the Plan shall be entitled to receive, immediately after the Effective Time, a single lump sum cash payment in an amount determined by first (i) dividing such credit balance by the lower of (A) the Base Option Price established by the Committee for the Offering that most recently commenced prior to the Effective Time, or (B) 85% of the Common Stock Merger Consideration, and then, (ii) multiplying the quotient determined under clause (i) by the Common Stock Merger Consideration.

(c) The amount otherwise payable to any participant pursuant to (b) above shall be reduced by the amount of all taxes required by law to be withheld from the amount so payable.

(d) Upon the Company's payment of the amount payable to a participant pursuant to (b) above (less applicable tax withholding thereon) the credit balance in the participant's payroll deduction account shall be cancelled, and no further payment shall be made with respect to the participant's payroll deductions under the Plan.

(e) This Plan shall terminate when the last of the payments required to be made to participants pursuant to (b) above has been made.

Document C

Amendment to Genencor International, Inc. 2002 Omnibus Incentive Plan

The Genencor International, Inc. 2002 Omnibus Incentive Plan is hereby amended effective as of January 27, 2005 by adding at the end thereof a new Section 18.12 which shall read as follows:

18.12 Merger Provisions Notwithstanding any other provisions to the contrary in this Plan, the provisions of this Section 18.12 shall apply upon the merger of DH Subsidiary Inc. with and into the Company pursuant to the Acquisition Agreement between Danisco, Danisco Acquisition Corp. and the Company dated as of January , 2005 (the "Acquisition Agreement"). Unless otherwise defined elsewhere in the Plan, each capitalized term used in this Section 18.12 shall have the meaning given to such term in the Acquisition Agreement.

(a) At the Effective Time, each stock option granted under the Plan that is outstanding and remains unexercised immediately before such time shall be cancelled, and in lieu of such option the holder thereof shall be entitled to receive, as soon as practicable after the Effective Time, a single lump sum cash payment in an amount determined by multiplying (i) the number of shares of Common Stock still subject to the option immediately before the Effective Time, by (ii) the excess, if any, of the greater of the Change in Control Price or the Common Stock Merger Consideration over the per share exercise price of the option; provided, however, that if a deferral election with respect to any such option has been made by the holder thereof under Section 4.2 of the Genencor International, Inc. Nonqualified Deferred Compensation Plan (the "NQDCP"), no such cash payment shall be made with respect to such option but instead, an amount equal to the cash payment that otherwise would be made to the holder with respect to such option pursuant to this Section 18.12 (a) in the absence of such election shall be credited at the Effective Time to the Stock Conversion Account established for the holder under the NQDCP in accordance with the provisions of Section 13.10 thereof.

(b) At the Effective Time, each SAR granted under the Plan that is outstanding and remains unexercised immediately before such time shall be cancelled and, in lieu of such SAR, the holder thereof shall be entitled to receive, as soon as practicable after the Effective Time, a single lump sum cash payment in an amount determined by multiplying (i) the number of shares still subject to the SAR immediately before the Effective Time, by (ii) the excess, if any, of the greater of the Change in Control Price or the Common Stock Merger Consideration, over the per share exercise price of the SAR.

(c) At the Effective Time, all restricted shares of Common Stock granted under the Plan that are still subject to restrictions immediately before such time shall be cancelled and, in lieu of such restricted shares, each holder thereof shall be entitle to receive, as soon as practicable after the Effective Time, a single lump sum cash payment in an amount determined by multiplying (i) the total number of restricted shares of Common Stock standing to the holder's credit immediately before the Effective Time, by (ii) the greater of the Change in Control Price or the Common Stock Merger Consideration.

(d) At the Effective Time, all units of Common Stock granted under the Plan that remain outstanding immediately before such time shall be cancelled and, in lieu of such units, each holder thereof shall be entitled to receive, as soon as practicable after the Effective Time, a single lump sum cash payment in an amount determined by multiplying (i) the total number of such units standing to the holder's credit immediately before the Effective Time, by (ii) the greater of the Change in Control Price or the Common Stock Merger Consideration; provided, however, that that if a deferral election with respect to any such units has been made by the holder thereof under Section 4.3 of the NQDCP, no such cash payment shall be made with respect to the units subject to such election but instead, an amount equal to the cash payment that otherwise would be made to the holder with respect to such units pursuant to this Section 18.12 (d) in the absence of such election shall be credited at the Effective Time to the Stock Conversion Account established for the holder under the NQDCP in accordance with the provisions of Section 13.10 thereof.

(e) Notwithstanding any other provision in this Section 18.12 to the contrary, the amount otherwise payable pursuant to subsections (a) through (d) above to any Participant with respect to the cancellation of Awards may be reduced pursuant to the provisions of Section 17.7 of the Plan, including the Limited Vesting limitation on payment set forth in Section 17.7(b) of the Plan if applicable to the Participant.

(f) The amount otherwise payable pursuant to subsections (a) through (e) above to any Participant shall be reduced by the amount of any taxes required to be withheld with respect to such payment under applicable law.

(g) This Plan shall terminate when the last of the payments required to be made to Participants pursuant to (a) through (e) above have been made.

Document D

Amendment to Genencor International, Inc. Nonqualified Deferred Compensation Plan

The Genencor International, Inc. Nonqualified Deferred Compensation Plan is hereby amended effective as of January 27, 2005 by adding at the thereof a new Section 13.10 which shall read as follows:

13.10 Merger Provisions. Notwithstanding any other provisions to the contrary in this Plan, the provisions of this Section 13.10 shall apply upon the merger of DH Subsidiary Inc. with and into the Company pursuant to the Acquisition Agreement between Danisco, Danisco Acquisition Corp. and the Company dated as of January 27, 2005 (the "Acquisition Agreement"). Unless otherwise defined elsewhere in the Plan or in this Section 13.10, each capitalized term used in this Section 13.10 shall have the meaning given to such term in the Acquisition Agreement.

(a) At the Effective Time, all shares of Common Stock standing to a Participant's credit in the Participant's Stock Account under the Plan immediately prior to such time shall be cancelled and, in lieu thereof, there shall be credited to a new separate Cash Account to be established for the Participant under the Plan as of the Effective Time (the Participant's "Stock Conversion Account" an amount determined by multiplying the total number of such shares by the Common Stock Merger Consideration. The Commencement Date in effect for the Participant's Stock Account immediately prior to the Effective Time shall be the Commencement Date for the Participant's Stock Conversion Date as of the Effective Time, subject to the Participant's right to thereafter change the Commencement Date for such account in accordance with the provisions of section 7.1 of the Plan.

(b) In the case of any Participant for whom a deferral election under Section 4.2 and/or Section 4.3 of the Plan is in effect at the Effective Time with respect to any outstanding stock option or restricted stock unit award granted to the Participant under the Company's Stock Option and Stock Appreciation Right Plan ( the "SOAR") or the Company's 2002 Omnibus Incentive Plan (the "OI"), there shall be credited at such time to the Stock Conversion Account established for the Participant under (a) above (or if no such account has been established for the Participant under (a) above, to a Stock Conversion Account established for the Participant under this subsection (b) of Section 13.10), the amount or amounts required to be credited to such account as of such time pursuant to Section 25(a) of the SOAR and/or Sections 18.8(a) and/or (d) of the OI. If such amounts are credited to a Stock Conversion Account established for the Participant under this subsection (b), the Participant shall be given an opportunity to select a Commencement Date for such account in accordance with the provisions of Section 7.1 of the Plan.

(c) This Plan shall not terminate as a result of any of the transactions described in the Acquisition Agreement.

Document E

Actions to be Taken by MDCC under the OI Regarding
             Cash Settlement upon Exercise of Options

The undersigned, comprising all of the members of the Management Development and Compensation Committee of the Board of Directors of Genencor International, Inc. (the "Company") and acting pursuant to the authority granted to it under Sections 14.2 and 18.3 of the Company's 2002 Omnibus Incentive Plan (the "Plan"), hereby make the following determinations and take the following actions:

(1) If any option outstanding under the Plan is exercised at any time during the period in which the cash tender offer to purchase outstanding shares of the Company's Common Stock pursuant to the terms of the Acquisition Agreement dated as of January 27, 2005 between Danisco A/S, DH Subsidiary Inc., and the Company (the "Acquisition Agreement") remains in effect (the "Offer Period"), the holder of such option shall not be required to pay the exercise price for the shares of Common Stock as to which the holder intends to exercise the option, and no shares of Common Stock shall be issued or delivered to the holder upon such exercise of the option. Instead, the holder shall be entitled to receive a single lump sum cash payment, in an amount determined by multiplying (i) the number of shares covered by the holder's exercise of such option, by (ii) the excess of the Offer Price (as defined in the Acquisition Agreement) over the exercise price for such shares, such lump sum to be paid promptly after the Effective Time if and only if the Effective Time occurs (it being understood that if the Effective Time does not occur such exercise shall be deemed not to have occurred). The amount so payable to the holder shall be reduced by all taxes required by law to be withheld therefrom.

(2) The Award Notices evidencing the grant of all options outstanding under the Plan as of the date hereof are hereby automatically amended, effective as of the date hereof, to reflect the provisions in Paragraph (1) above.

(3) As soon as possible after the execution of this Agreement, all holders of outstanding options under the Plan shall be furnished with written notice advising them that their options will be cash settled in accordance with the provisions of Paragraph (1) above if exercised during the Offer Period.

Dated: January     , 2005

[name of member]

[name of member]

[name of member]

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each Genencor stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for our offer is:

Deutsche Bank Trust Company Americas

By Hand: Deutsche Bank Trust Company Americas c/o Depository Trust Clearing Corporation 55 Water Street, 1st floor Jeanette Park Entrance New York, NY 10041	By Mail: DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737 Attention: Shalini Kumar Karl Shepherd

By Overnight mail or Courier: DB Services Tennessee, Inc. Trust and Security Services Reorganization Unit 684 Grassmere Park Road Nashville, TN 37211 Attention: Shalini Kumar Karl Shepherd	By Facsimile: (615) 835-3701 (For Eligible Institution Only) Confirm by Telephone: (615) 835-3572

Questions or request for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact brokers, dealers, banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for our offer is:

Mellon Investor Services LC

85 Challenger Road
Ridgefield Park, NJ 07660

For Further Information
Please call toll-free: 800-550-8475

The Dealer Manager for the Offer is:

Deutsche Bank Securities Inc.

Telephone: 800-735-7777